United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 13, 2023		Head of Investor Relations

VALE S.A.
A publicly-held company
CNPJ (Corporate Taxpayer ID) 33.592.510/0001-54
Praia de Botafogo, no. 186
Rio de Janeiro, RJ – Postal Code: 22250-145
www.vale.com

Management's Proposal
Annual and Extraordinary Shareholders' Meetings of 04/28/2023

Dear Sirs/Madams,

The Management of Vale S.A. ("Vale" or "Company") hereby submits for the appreciation of its shareholders its proposal on the matters to be resolved at the Annual and Extraordinary Shareholders' Meetings ("Meetings" or "AEGM"), to be held cumulatively on April 28, 2023, at 10:00 a.m., exclusively digitally via Zoom, pursuant to the terms proposed below ("Proposal"):

Matters included on the agenda of the Annual Shareholders' Meeting 2
1.1. Evaluation of the management accounts, report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2022 2
1.2. Proposal for the allocation of the result for fiscal year 2022 and the consequent approval of the Capital Budget, for the purposes of Article 196 of the Corporation Law. 2
1.3. Setting the number of seats on the Board of Directors at 13 full members and one (1) alternate member 2
1.4. Individual election of members of the Board of Directors 2
1.5. Election of the Chairman of the Board of Directors; 4
1.6. Election of the Vice-Chairman of the Board of Directors; 4
1.7. Election of members of the Fiscal Council 4
1.8. Establishment of the overall annual compensation of the Company's directors and members of the Fiscal Council for the year 2023 5

Matters included on the agenda of the Extraordinary Shareholders' Meeting 5
2.1. Amendment of the main section of Article 5 of Vale's Bylaws 5

To deliberate on this proposal, the following resources are available:

Exhibit I	Management's comments on Vale's financial position, according to item 2 of the Reference Form ("FRe"), pursuant to CVM Resolution 80/2022.
Exhibit II	Proposal for the Allocation of the Result for the Fiscal Year Ending December 31, 2022, in accordance with Annex A of CVM Resolution 81/2022, and a copy of the Capital Budget, for the purposes of Article 196 of Law 6,404/76.
Exhibit III	Information on the nominees for the Board of Directors and Fiscal Council, pursuant to CVM Resolution 81/2022.
Exhibit IV	Information on the annual global remuneration for members of the Board of Directors and Fiscal Council, pursuant to CVM Resolution 81/2022.
Exhibit V	Draft copy of the Corporate Bylaws with markup shown and table of proposed amendments.
Exhibit VI	Final Nomination Report for the 2023 Annual General Meeting.

The above documents are available to shareholders at the Company's headquarters, on its investors webpage (www.vale.com/investors) and on the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), of B3 S.A. (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov). Information on the Agenda, the exercise of voting rights, and shareholder participation at the AEGM is given in the Proxy Statement, available at www.vale.com/investors.

Any doubts or clarifications on the matters included in the AEGM's Agenda may be resolved or obtained by contacting the Investor Relations Department, by email to assembleias@vale.com.

Rio de Janeiro, March 13, 2023.

The Management

Matters included on the agenda of the Annual Shareholders' Meeting

According to Law n° 6,404/1976 ("Corporation Law"), once a year, within the four months following the end of the fiscal year, the Company must hold an Annual Shareholders' Meeting.

1.1. Evaluation of the management accounts, report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2022

On 02.16.2023, Vale's Board of Directors ("Board") approved Vale's Management Report and Financial Statements ("DFs"), together with the Independent Auditors' Report for the fiscal year ended 12.31.2022. To deliberate on this matter, the Shareholders are provided with the following documents:

(i) Management Report and Financial Statements for the year ended December 31, 2022, together with the Independent Auditors' Report published in the newspapers on February 28, 2023;
(ii) Reports from the Fiscal Council ("FC"), the Audit and Risk Committee and the Board of 02.16.2023, already disclosed to the market;
(iii) 2022 DFP Form (Standardized Financial Statements); and
(iv) Management comments on Vale's financial position (Exhibit I).

Click here to access Vale's Complete Financial Statements.

1.2. Proposal for the allocation of the result for fiscal year 2022 and the consequent approval of the Capital Budget, for the purposes of Article 196 of the Corporation Law.

To rule on this item, the following are made available to Shareholders:

(i) Proposal for the allocation of net income for the year ending December 31, 2022, pursuant to Annex A of CVM Resolution 81/22 ("Resolution 81") and the Capital Budget, for the purposes of Article 196 of the Brazilian Corporation Law (Exhibit II); and
(ii) The FC and Board Reports on the allocation of the result and the Capital Budget, dated February 16, 2023.

1.3. Setting the number of seats on the Board of Directors at 13 full members and one (1) alternate member

As provided in article 11, main section, of the Vale Bylaws, the shareholders must establish the number of seats on the Board of Directors. Accordingly, based on the recommendation of the Nomination and Governance Committee ("CIG"), we propose that the Board be composed of 13 sitting members and 1 alternate member for the 2023-2025 term of office, including one sitting member and one alternate member elected, in a separate ballot, by Vale's employees.

To rule on this item, the Final Nomination Report ("Final Report") (Exhibit VI), prepared by the CIG, is made available to Shareholders.

1.4. Individual election of members of the Board of Directors

The election of the members of the Board of Directors shall comply with the provisions of Article 11 of Vale's Bylaws and the applicable legislation. The following nominees for full members will be put to a vote individually, as recommended by the CIG and the Board[1][2]:

[1] Pursuant to the decision made in the Extraordinary Shareholders' Meeting, held on March 12, 2021, the position of alternate member of the Board of Directors was excluded, except for the member elected by the employees.

2 As decided by majority at the Board of Directors meeting held on March 8, 2023.

Daniel André Stieler
Douglas James Upton *(independent)*
Fernando Jorge Buso Gomes
João Luiz Fukunaga
José Luciano Duarte Penido *(independent)*
Luis Henrique Cals Beauclair Guimarães *(independent)*
Manuel Lino Silva de Sousa Oliveira (Ollie) *(independent)*
Marcelo Gasparino da Silva *(independent)*
Paulo Cesar Hartung Gomes *(independent)*
Rachel de Oliveira Maia *(independent)*
Shunji Komai
Vera Marie Inkster *(independent)*

Shareholders may include candidates for the Company's Board of Directors in the Remote Voting Ballot ("Ballot" or "BVD"), provided that the percentage of participation (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Articles 37 and 38 of Resolution 81 are observed. To deliberate on this matter, the Shareholders are provided with the following documents:

(i) the abstract from the minutes of the Board dated March 8, 2023, and the CIG's Final Report;
(ii) the information on each of the candidates nominated for election/re-election in Exhibit III, pursuant to items 7.3 to 7.6 of the Reference Form, as provided in Article 11 of Resolution 81 and in the Circular-Letter/CVM/SEP/N°01/2023 ("Circular Letter").
(iii) Manual for participation with summary and profile of the nominees, available here.

1.4.1 Nominated by Vale's employees

As provided for in Paragraph 2 of Article 11 of the Company's Bylaws, one member and their alternate member of the Board will be elected and removed, in a separate vote, by Vale's employees. In this sense, as a result of the direct voting process by all Vale's employees, the election of Mr. André Viana Madeira and Mr. Wagner Vasconcelos Xavier, as effective and alternate members of the Board of Directors, respectively, will be confirmed at the AEGMs.

Scenarios that can take place in the process of election of Board members

In compliance with the Circular Letter issued by CVM, we highlight below some scenarios which, among others, may occur in the election process of members of the Board of Directors during the Meetings. The election of the members of the Company's Board of Directors may be run through 3 (three) voting systems, namely: (i) by individual voting process ("Individual Vote"); (ii) by cumulative voting process ("Cumulative Vote Process") or (iii) by separate voting process ("Separate Vote").

Cumulative vote

Pursuant to Article 141 of the Brazilian Corporation Law combined with CVM Resolution No. 70/2022, the minimum percentage stake in Vale's voting capital required for requesting cumulative voting for the election of Board members is 5% (five percent) of the voting capital. Any requests to adopt the cumulative voting procedure will only be considered valid if received by Vale up to 48 (forty-eight) hours before the Meetings.

Notwithstanding the deadline mentioned above, it is important that any requests for cumulative voting be made as early as possible to facilitate the company's processing of the request and the participation of the other shareholders.

In the cumulative voting process, each share has as many votes as there are positions to be filled, and the shareholder can concentrate all their votes on one candidate or distribute them among several candidates.

Furthermore, once the cumulative voting process is adopted for the election of Board of Directors members, the votes cast by shareholders who, via BVD, have opted to abstain on the matter of prior distribution of votes on the candidates informed on the Ballot, are considered as abstentions in the respective deliberation of the Meetings, meaning that the votes of such shareholders are not counted in the deliberation quorum and, therefore, these shareholders do not participate in the Board election.
If cumulative voting is adopted, the shareholders may concentrate their votes on one candidate or distribute them among several candidates, and the 12 candidates to receive the greatest number of votes from the shareholders present at the Meetings will be elected.

If no request for cumulative voting is made and members are nominated by other shareholders holding at least 0.5% of the capital stock (Art. 37 and 38 of Resolution 81), the 12 candidates with the most votes from Shareholders present at the Meetings will be elected individually.

Separate vote

Vale does not have a controlling shareholder, so the provisions of Article 141, paragraph 4 of the Brazilian Corporation Law do not apply. However, the separate election of one effective member and their alternate by the employees is maintained, by force of Art. 11, §2 of the Bylaws.

1.5. Election of the Chairman of the Board of Directors

The Board of Directors proposes the election of the following candidate to occupy the position of Charmain of the Board: Daniel André Stieler. To deliberate on this item, the following are made available to Shareholders:

(i) summarized Board meeting minutes dated 03.08.2023; and
(ii) details about the candidate as per items 7.3 to 7.6 of the Reference Form and the Circular Letter (Exhibit III).

Shareholders may include candidates for Chairman of the Company's Board in the Remote Voting Ballot, provided that the percentage of participation (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Articles 37 and 38 of Resolution 81 are observed.

1.6. Election of the Vice-Chairman of the Board of Directors

The Board of Directors proposes the election of the following candidate to occupy the position of Charmain of the Board: Marcelo Gasparino da Silva. To deliberate on this item, the following are made available to Shareholders:

(i) summarized Board meeting minutes dated 03.08.2023; and
(ii) details about the candidate as per items 7.3 to 7.6 of the Reference Form and the Circular Letter (Exhibit III).

Shareholders may include candidates for Vice-Chairman of the Company's Board in the Remote Voting Ballot, provided that the percentage of participation (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Articles 37 and 38 of Resolution 81 are observed.

1.7. Election of members of the Fiscal Council

Vale's FC is a permanent body, composed of 3 (three) to 5 (five) effective members and an equal number of alternates. The FC members will hold office until the Annual Shareholders' Meeting to be held in 2024.

At the time of release of this document, Vale had received from its shareholders 1 nomination for the FC, except for the nomination of the Federal Government, holder of a special class preferred shares. The number of vacancies will be determined, pursuant to the law, at the Meetings by the shareholders themselves, since this decision is not up to the management. The nomination received from shareholder was:

Full member	Alternate Member	Nominated by	Date of nomination
Marcio de Souza	Ana Maria Loureiro Recart	Previ*	03.02.2023

** Banco do Brasil Employees' Pension Fund – Previ*

To deliberate on this matter, Exhibit III presents the candidates' information and documents provided by the shareholder who nominated them, pursuant to items 7.3 to 7.6 of the Reference Form, as provided in Articles 37 and 38 of Resolution 81 and in the Circular Letter.

Any nomination of candidates for the Fiscal Council by Shareholder(s) holding common shares must comply with the legal provisions, including those contained in the Brazilian Corporation Law, Resolution 81 and the Circular Letter. Shareholders may include candidates for the Company's Fiscal Council on the Ballot, provided that the percentage stake requirement (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Articles 37 and 38 of Resolution 81 are observed.

In addition to the aforementioned nominations, on February 10, 2023, the Company received the nomination, by the sole holder of preferred shares issued by Vale, of Gabriel Muricca Galípolo and Adriano Pereira de Paula, for the positions of full and alternate members of the FC, respectively. We remind you that, according

to the Vale Bylaws, the holder of the Golden Shares has the right to elect and dismiss one member of the FC and the respective alternate, in a separate voting process.

1.8. Establishment of the overall annual compensation of the Company's directors and members of the Fiscal Council for the year 2023

To deliberate on this matter, the Shareholders are provided with the following documents:

(i) summarized minutes of the BD Meeting of 03.02.2023[3]; and
(ii) the information provided in Article 13 of Resolution 81, and in pursuant to Item 8 of the FRe and the Circular Letter, in particular the proposal to be submitted to the shareholders in item 1.8 of Exhibit IV.

Matter on the agenda of the Extraordinary Shareholders' Meeting

2.1. Amendment of the main section of Article 5 of Vale's Bylaws

We propose to amend the main section of Article of Vale's Bylaws, due to the cancellation of 239,881,683 common shares issued by Vale, as approved by the Board of Directors on March 02, 2023. To deliberate on this matter, the Shareholders are provided with the following information in Exhibit V:

(i) Table containing details of the amendment and respective justification, including any legal and economic effects, as well as the draft of the Vale Corporate Bylaws, with the proposed wording of the amended provision of the bylaws highlighted, pursuant to Article 12 of Resolution 81;
(ii) Summarized minutes of the Board meeting of March 02, 2023, which deliberated on the cancellation of shares, already disclosed to the market, available at this link; and
(iii) FC Report of 02.28.2023 already disclosed to the market and available at this link.

[3] As decided by majority at the Board of Directors' meeting held on March 8, 2023.

Exhibit I - Management's comments on Vale's financial position, according to item 2 of the Reference Form ("FRe"), pursuant to CVM Resolution 80/2022.

2. Comments from directors

The financial statements included in this section 2, except if mentioned otherwise, refer to the consolidated financial statements of Vale S.A. ("Vale" or "Company"), prepared according to the International Financial Reports Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB") and are also in accordance with the accounting practices adopted in Brazil, issued by the Accountanting Pronouncements Committee ("CPC"), approved by the Securities Exchange Commission ("CVM"), for the year ended December 31, 2022.

The information contained in this section 2 must be read and analyzed together with the consolidated financial statements of Vale, available on the Company's website (www.vale.com/announcements-results-presentations-and-reports) and on the CVM's website (www.gov.br/cvm).

2.1. The directors must comment about:

a. general financial position conditions

Net operating income totaled R$226,508 million in 2022, a decrease of R$67,016 million, compared to 2021, reflecting more challenging market conditions and lower realized iron ore prices. The costs and expenses, including the reparation of Brumadinho, totaled R$141,6631 million in 2022, in line with 2021.

The adjusted EBITDA from continuing operations totaled R$102,057 million in 2022, representing a decrease of R$65,999 million, compared to R$168,056 million recorded in 2021, mainly due to lower prices of iron ore. The adjusted EBITDA was reconciled with the Company's net income in item 2.5 of this Reference Form.

Vale ended the year with R$25,031 million in cash and cash equivalents and short-term investments, and of R$66,330 million of gross debt and leases, therefore, with net debt of R$41,299 million in 2022. Expanded net debt was R$73,783 million. The reconciliations of net debt and expanded net debt are presented in item 2.5 of this Reference Form.

In addition to the balance sheet, the income statement and the cash flows were affected also by the following events and transactions:

	Reference	Income statement	Statement of cash flows
			In millions of R$
Discontinued operations (Coal)	2.1.h	9,818	(375)
Capital reduction of foreign subsidiary	2.1.h	7,938	-
Sale of the Midwestern System	2.4.b	5,808	745
Sale of California Steel Industries	2.4.b	1,520	2,269
Shareholders compensation	2.7.c	-	(34,157)
Shares buyback	2.1.c and 2.1.h	-	(30,640)
Sale of the Companhia Siderúrgica do Pecém	2.4.b	(685)	-

b. capital structure

The table below presents the funding pattern of the Company's activities, considering own capital and third-party capital:

	On December 31, 2022	
	In millions of R$	*% of the total*
Third party capital (current and non-current liability)	258,493	57.0%
Own capital (net assets)	194,894	43.0%
Total capital (third party + own)	453,387	100.0%

The Company's capital structure presents a balanced ratio between own capital and third-party capital, considering the operational cash performance, the financial indexes and the Company's equity status.

c. payment capacity with respect to financial commitments

In the normal course of business, the Company's main financial resource requirements are directed to investments on property, plant and equipment, and payments for liabilities concerning the Brumadinho event, Samarco and Fundação Renova, in addition to debt service. The Company expects to comply with such requirements mainly by using the cash generated by the operating activities.

The Company is constantly assessing opportunities for the generation of additional cash and is committed to continue reducing its costs and expenses and to keep the debt level and the discipline in capital allocation.

The Company has adopted the concept of expanded net debt for the management of its liquidity and cash flow, which takes into account, in addition to liabilities assumed with financial institutions, also the obligation to provide cash to third parties out of its regular operating process, more specifically the liabilities concerning the Brumadinho event, Samarco and Fundação Renova.

The table below shows information about the Company's indebtedness:

	December 31,	
	2022	2021
	In millions of R$	
Gross debt	58,341	67,967
Net debt	41,299	10,472
Expanded net debt	73,783	50,490
Adjusted EBITDA of continued operations	102,057	168,056
Ratio between expanded net debt / adjusted EBITDA of continued operations	0.72	0.30

On December 31, 2022, the Company's gross debt[4] totaled R$58,341 million, a 14.2% reduction, mainly as a result of the ordinary repayment of bank loans in the period.

Regarding the components of the expanded debt, the reduction of R$40,698 million in cash and cash equivalents stands out, mainly due to the lower operating cash generation and the shares buyback program at the same levels of the previous year.

The Company understands that, based on the current financial position and the projection of its most recent cash flows, it is fully capable of paying its financial short-term and long-term commitments.

From the point of view of the liquidity indexes there was a reduction compared to the previous year. On December 31, 2022, the Company's current liquidity index was of 1.12 as compared with 1.44 on December 31, 2021. The reduction of the liquidity index resulted mainly due to a reduction in the balance of cash and cash equivalents in 2022. The table below presents the condition of the Company's financial position:

	December 31,	
	2022	2021
	In millions of R$	
Current assets	81,009	119,332
Non-current assets maintained for sale	-	5,468
Non-current assets	372,378	374,328
Current liabilities	72,478	82,836
Non-current liabilities	186,015	217,256
Liquid assets of the controlling shareholders	187,112	192,403
Current liquidity index [(1)]	1.12	1.44

[(1)] The Current liquidity index is calculated by dividing the current assets by the current liabilities.

The Company presents healthy financial position conditions to implement its business plan and comply with its short-term and long-term obligations.

d. funding sources used for working capital and for investments on non-current assets

The main cash sources used by the Company to finance the working capital and investment on non-current assets are its own generation of operating cash and loans. The value of the operating cash flow is strongly affected by the global prices of the products marketed by the Company. In 2022, the net cash generated from continuing operating activities totaled R$57,988 million. The balance of cash and cash equivalents totaled R$24,711 million at the end of the period.

[4] The gross debt consists of the balance of loan and financing liabilities.

e. funding sources used for working capital and for investments on non-current assets intended to be used to compensate for liquidity deficiencies

The main funding source for working capital and investment on non-current assets used by the Company is its own generation of operating cash. Additionally, to minimize the risk of liquidity, the Company has two *revolving credit facilities* - RCF, that will expire in 2024 and 2026, in the total amount of R$27,903 million (US$5,000 million), which will help in the management of the short-term liquidity and allow a greater efficiency in cash management, consistent with the strategic focus on the reduction of capital cost.

f. indebtedness levels and characteristics

		December 31,
	2022	2021
Indebtedness structure		*In millions of R$*
Debt contracts	58,341	67,967
Average time of repayments (in years)	8.7	8.7
Average cost (in % per year)	5.5	4.6

The average debt time of 8.7 was kept in line with the previous year. The average debt cost, after exchange and interest *swaps*, has increased by 0.9 p.p. when compared to the previous year, mainly due to higher interest rates practiced in the local and international markets.

i. relevant loan and financing contracts

The position of the Company's loans and financing on the end of 2022 is presented below:

			December 31,
		2022	2021
	Average interest rate		*In millions of R$*
Quoted in the secondary market			
Bonds	6.0%	32,125	41,564
R$, Debentures	10.1%	1,217	2,160
Debt contracts in Brazil in			
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.6%	1,445	1,975
R$, with fixed interest rate	3.0%	8	73
Basket of currencies and US$ indexed to LIBOR		-	61
Debt contracts in the international market in			
US$, with variable and fixed interest rate	5.0%	22,260	20,173
Other currencies, with variable interest rate	4.1%	49	486
Other currencies, with variable interest rate	3.6%	466	597
		57,570	67,089

The most relevant categories of the Company's total debt, excluding the incurred charges, are presented below:

Quoted in the secondary market

Fixed income papers issued in American dollars (equivalent to R$32,125 million on December 31, 2022). The Company had issued several debt securities in the capital market, also by means of its fully owned subsidiary, Vale Overseas Limited ("Vale Overseas"), totaling R$28,106 million (US$5,387 million), as of December 31, 2022. The Vale Canada subsidiary has issued debt securities in the amount of R$1,456 million (US$279 million).

Debt contracts in Brazil including debentures

Loans contracted in Brazil (R$2,670 million on December 31, 2022). The Company made several loans contracted in Brazil, mainly with BNDES and private Brazilian banks.

Debt contracts in the international market

Loans and financing contracted in American dollars (equivalent to R$22,260 million on December 31, 2022). These loans include exportation financing lines, loans with commercial banks, loans with development banks and multilateral agencies.

Loans and financing contracted in other currencies (equivalent to R$515 million on December 31, 2022). This category includes multilateral agencies, among others.

Among the operations occurred in the year ended December 31, 2022, stands out:

i. In January 2022, the Company contracted R$2,361 million (US$425 million) regarding two loan facilities indexed to the London Interbank Offered Rate ("LIBOR") maturing in 2027 with The Bank of Nova Scotia, and pre-paid R$993 million (US$200 million) of a loan facility expiring in 2023 with the same bank.

ii. On April 2022, the Company signed an additive related to an operation with an existing loan facility, in the amount of R$1,903 million (US$400 million) with a commercial bank, delaying its expiration to 2027.

iii. On May 2022, the Company contracted a loan facility with the MUFG Bank, in the amount of R$967 million (US$200 million), indexed to the Secured Overnight Financing Rate ("SOFR") and with expiration in 2027.

iv. On June 2022, the Company repurchased bonds (*tender offer*) with expirations in 2026, 2032, 2034, 2036, 2039 and 2042, in the amount of R$6,520 million (US$1,291 million), e paid a premium of R$568 million (US$113 million).

v. On July 2022, the Company contracted a loan facility with the SMBC Bank, in the amount of R$805 million (US$150 million), indexed to the SOFR and expiring in 2027. Additionally, signed an additive related to an operation with an existing loan facility of R$3,368 million (US$1,000 million) with the same bank, delaying its expiration to 2029.

vi. On November 2022, the Company contracted a loan facility with Export-Import Bank of China in the amount of R$1,582 million (US$300 million) indexed to the SOFR and expiring in 2025. The Company has also drawn R$1,055 million (US$200 million) with expiration in 2032 regarding a contract signed previously with the Japan Bank Cooperation ("JBIC").

ii. other long-term relationships with financial institutions

The Company maintains commercial relationships in the normal course of its business with some of the main financial institutions, both international and domestic, in accordance with the usual financial market practices. The most relevant operations are presented in item 2.1.f above.

iii. Indebtedness subordination degree

There is no contractual subordination degree among the Company's corporate unsecured debts. The financial debts secured with real estate guarantee count with the preferences and privileges provided by law.

	December 31,	
	2022	2021
Indebtedness subordination degree	*In millions of R$*	
Loans and financing	58,341	67,967
Obligations of unsecured nature	100.0%	99.3%
Obligations with real guarantee	0.0%	0.7%

The securities issued by the Company by means of its subsidiary Vale Overseas are totally and unconditionally guaranteed by Vale.

iv. eventual restrictions applied to the Company, especially regarding loan limits and the contracting of new debts, the distribution of dividends, the disposal of assets, the issuing of new securities and the disposal of corporate control, also if the Company has been fulfilling such restrictions

Almost all of the Company's debt contracts have a cross default or cross acceleration clause, and 22.4% of the total debt balance containing obligations related to the compliance with the following indicators at the end of each quarter:

- leverage, understood as the index obtained from the division of the gross debt by the adjusted EBITDA ("Leverage"); and

- interest rate coverage, understood as the ratio obtained from the division of the adjusted EBITDA by the interest expenses ("Interest rate coverage").

For more information about the Adjusted EBITDA of continued operations, including its calculation, see item 2.5 of this Reference Form.

	December 31,	
	2022	2021
Leverage	0.6x	0.4x
Maximum limit of 4.5x		
Interest rate coverage	32.3x	46.7x
Maximum limit of 2.0x		

On December 31, 2022, the Company did not identify any non-conformity event with the levels required for the Leverage and Interest rate coverage indexes. The amount of the debts subject to these clauses was R$2,504 million as of December 31, 2022.

g. limits of the contracted financing and the percentages already used

All financing operations still open on December 31, 2022, showed 100.0% of used percentage.

h. significant changes in items of the income and cash flows statements

	Year ended December 31,		
	2022	2021	
Income statement		*In millions of R$*	*Variation in %*
Continuing operations			
Net operating revenue	226,508	293,524	(22.8)
Cost of products sold and services rendered	(124,195)	(117,267)	5.9
Gross profit	102,313	176,257	(42.0)
Operating expenses			
Selling and administrative	(2,658)	(2,601)	2.2
Research and development	(3,411)	(2,964)	15.1
Pre-operating and operational stoppages	(2,466)	(3,467)	(28.9)
Other operating expenses, net	(8,901)	(16,591)	(46.4)
	(17,436)	(25,623)	(32.0)
Impairment reversal (impairment and disposals) non-current assets, net	3,833	(2,352)	(263.0)
Operating income	88,710	148,282	(40.2)
Financial income	2,685	1,822	47.4
Financial expenses	(6,156)	(6,787)	(9.3)
Other financial items, net	14,849	22,777	(34.8)
Equity results and other results in associates and *joint ventures*	1,616	(6,947)	(123.3)
Income before income taxes	101,704	159,147	(36.1)
Income taxes	(15,185)	(25,320)	(40.0)
Net income of continuing operations	86,519	133,827	(35.4)
Net income attributable to noncontrolling interests	413	591	(30.1)
Net income from continuing operations attributable to Vale shareholders	86,106	133,236	(35.4)
Discontinued operations			
Net income (loss) from discontinued operations	9,818	(12,484)	(178.6)
Loss attributable to noncontrolling shareholders	-	(476)	(100.0)
Net income (loss) from discontinued operations attributable to Vale shareholders	9,818	(12,008)	(181.8)
Net income	96,337	121,343	(20.6)
Net income attributable to noncontrolling interests	413	115	259.1
Net income attributable to Vale shareholders	95,924	121,228	(20.9)

Significant changes in items of the income statement

In 2022, the Company has recorded net income from continued operations of R$86,519 million, a reduction of R$47,308 million as compared with the net income of R$133,827 million recorded in 2021. The adjusted EBITDA of the Company's continued operations has totaled R$102,057 million in 2022, which is R$65,999 million lower when compared with the previous year mainly due to lower prices of iron ore.

Net operating revenue

Net operating revenue from continued operations	Year ended December 31, 2022	2021	
		In millions of R$	Variation in %
Iron Solutions [(1)]			
Iron ore	145,714	206,218	(29.3)
Iron ore pellets	32,251	37,951	(15.0)
Other products and services	2,425	2,950	(17.8)
	180,390	247,119	(27.0)
Energy Transition Metals [(1)]			
Nickel and other products [(2)]	34,226	29,148	
Copper [(3)]	9,235	13,977	(33.9)
	43,461	43,125	0.8
Others	2,657	3,280	(19.0)
	226,508	293,524	(22.8)

[(1)] The Company renamed its main operating segments starting from the year ended December 31, 2022. The operating segment previously named "Ferrous Minerals" is now disclosed as "Iron Solutions" while the "Base Metals" operating segment is now disclosed as "Energy Transition Metals". There were no changes in the allocation criteria for these operating segments and, therefore, no adjustments were made to the comparative financial information.
[(2)] Includes co-products of nickel (copper) and sub-products (precious metals, cobalt and others).
[(3)] Does not include copper produced in nickel operations.

In 2022, the net revenue from continued operations recorded a reduction of R$67,016 million or 22,8%, when compared to 2021. The reduction is mainly the result of (i) lower prices of Iron Solutions due to the lower realized prices in the sale of iron ore, which reflects the drop in the market reference price (impact of R$44,852 million), (ii) lower volume of iron ore sales (impact of R$5,073 million) and (iii) negative effect of the exchange rate on the revenue from iron ore and pellets (R$9,863 million). These factors were partially offset by higher realized prices in the sale of nickel (impact of R$5,275 million).

Cost of products sold and services rendered

The costs related to each business segment are detailed below:

Cost of products sold and services rendered from continued operations	Year ended December 31, 2022	2021	
		In millions of R$	Variation in %
Iron Solutions			
Iron ore	61,650	60,410	2.1
Iron ore pellets	13,837	12,051	14.8
Other products and services	1,723	2,145	(19.7)
	77,210	74,606	3.5
Energy Transition Metals			
Nickel and other products	23,559	19,480	20.9
Copper	5,421	4,733	14.5
	28,980	24,213	19.7
Others	2,252	3,018	(25.4)
Depreciation, depletion and amortization	15,753	15,430	2.1
	124,195	117,267	5.9

In 2022, the cost of products sold and services rendered totaled R$124,195 million, as compared to R$117,267 million in 2021. The increase of R$6,928 million or 5.9% is mainly the result of higher costs with (i) oil and gas, mainly due to the increase in costs with *bunker* of the segment of Iron Solutions (impact of R$3,197 million), and (ii) materials and services (impact of R$3,092 million).

Expenses per segment

Expenses from continued operations	Year ended December 31, 2022	2021	
	In millions of R$		Variation in %
Iron Solutions			
Iron ore	3,106	3,588	(13.4)
Iron ore pellets	133	105	26.7
Other products and services	90	67	34.3
	3,329	3,760	(11.5)
Energy Transition Metals			
Nickel and other products	791	1,025	(22.8)
Copper	824	506	62.8
	1,615	1,531	5.5
Others	11,859	19,383	(38.8)
Depreciation, depletion and amortization	633	949	(33.4)
	17,436	25,623	(32.0)

Research and development expenses

The expenses with research and development totaled R$3,411 million in 2022, an increase of R$447 million or 15.1% compared to the R$2,964 million recorded in 2021, mainly due to projects of drilling, geological exploration and mineral exploration in all segments.

Pre-operating and operational stoppage

The expenses with pre-operating and operational stoppages totaled R$2,466 million in 2022, a reduction of R$1,001 million or 28,9% compared to the R$3,467 million recorded in 2021, mainly caused by the gradual recovery of volumes and the operation of certain iron ore operations related to the Brumadinho event.

Other operating expenses

The other operating expenses, net, totaled R$8,901 million in 2022, a reduction of R$7,690 million or 46.4% compared to the R$16,591 million recorded in 2021, mainly caused by lower expenses with de-characterization of dams and assets retirement obligations.

Impairment reversal (impairment and disposals) of non-current assets

Segments per class of assets	Year ended December 31, 2022	2021	
	In millions of R$		*Variation in %*
Midwestern System	1,066	(440)	(342.3)
Manganese	(56)	(192)	(70.8)
Vale Nouvelle-Calédonie S.A.S. ("VNC")	-	(549)	100.0
Reduction (impairment) of the recoverable value of non-current assets	1,010	1,181	(185.5)
Onerous contracts - Midwestern System	4,554	(100)	(4,654,0)
Result of disposals of non-current assets	(1,731)	(1,071)	61.6
Result of disposal of non-current assets and other results	2,823	(1,171)	(341.1)
Impairment reversal (impairment and disposals) of non-current assets	3,833	(2,352)	(263.0)

Midwestern System - As a result of the agreement for the sales of these assets to J&F Mineração Ltda ("J&F"), the Company recorded a gain in the amount of R$5,620 million due to the reversal of the *impairment* of the property, plant and equipment assets, of which R$1,121 million relates to the impairment reversal of property, plant and equipment and R$4,554 million is due to the onerous contract, partially offset by losses of R$55 million, due to working capital adjustments at the closing of the transaction.

In addition, during 2022, the Company has allocated the financial information of the Midwestern System to "Other" segment as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Ferrous Minerals business segment due to the binding agreement to sell this operation (note 16b). The comparative information was reclassified to reflect the revision in the allocation criteria.

Financial result, net

Financial income, net	Year ended December 31, 2022	2021 In millions of R$	Variation in %
Financial income [1]	2,685	1,822	47.4
Financial expenses [2]	(6,156)	(6,787)	(9.3)
Other financial items, net			
Exchange gains (losses), net	(2,195)	2,172	(201.1)
Participative debentures	3,285	(3,691)	(189.0)
Financial guarantees	2,488	1,536	62.0
Derivative financial instruments	6,018	(153)	(4,033.3)
Reclassification of cumulative adjustments to the income statement	8,275	24,367	(66.0)
Indexation losses, net	(3,022)	(1,454)	107.8
	11,378	17,812	(36.1)

[1] Includes earnings from short-term financial investments and other financial income (see note 6 of the Vale consolidated financial statements).
[2] Includes interest on loans and financing (net of capitalized interest), interest on REFIS, interest on the liabilities of leases, expenses with repurchase of bonds and other financial expenses (see note 6 of the Vale consolidated financial statements).

On December 31, 2022, the net financial income totaled a gain of R$11,378 million compared with a gain of R$17,812 million on December 31, 202, representing a reduction of R$6,434 million, mainly caused by the net impact of the following factors:

- Translation loss of R$2,195 million in 2022 compared to a translation gain of R$2,172 million in 2021.

- In 2022, the Company recorded gains of R$8,275 million compared with gains of R$24,367 million in 2021. The effect recorded in 2022 refers mainly to the reclassification of the accrued adjustments of the conversion of the net assets to the income of the reporting year, arising from the capital reduction of Vale International SA ("VISA"), which resulted in a gain of R$7,938 million, compared with a gain of R$13,634 million recognized in 2021 from a previous capital reduction of VISA. In 2021, beyond this capital reduction effect, we recognized gains from reclassification of the cumulative translation adjustments arising from other divestments.

- In 2022, the Company recorded gains of R$3,285 million compared with losses of R$3,691 million in 2021, caused by the variation of the fair value of the participative debentures, due to a reduction of the quotation of R$49 to R$37 regarding the average price of these instruments in the secondary market.

- The effect of the fair value of the derivatives represented a gain of R$6,018 million in 2022 compared to a loss of R$153 million in 2021, caused by the following principal programs:

  - Protection program for loans and financing – the Company has recorded a gain of R$5,895 million in 2022 compared to a loss of R$891 million in 2021. In these *swap* operations, fixed or floating rates are paid in Dollars and the earning is received in Reais according to the interest rates of the protected debts.

  - Cash flow protection program for the purchase of fuel oil (*gasoil*), *Brent* type petroleum and freight – the Company has recorded a gain of R$128 million in 2022 compared to a gain of R$666 million in 2021.

Equity results and other results in associates and joint ventures

In 2022, the equity results and other results in associates and joint ventures has totaled a gain of R$1,616 compared to a loss of R$6,947 million in 2021, representing an expense reduction of R$8,563 million or 123.3%, mainly caused by lower provisions related to Samarco and Fundação Renova.

Income taxes

In 2022, the Company has recorded an expense net of income tax of R$15,185 million, compared to an expense net of income tax of R$25,320 million in 2021. The effective rate is different from the nominal rate of 34%, mainly due to the fiscal incentives resulting from the operations with iron ore, copper and nickel in the North and Northeast regions of Brazil (impact of R$6,414 million) and the expense with interest on capital (impact of R$2,828 million), resulting in an effective rate of 15%. The reconciliation of the nominal rate with the effective rate is presented in note 8 of Vale consolidated financial statements.

Net income (loss) from discontinued operations

In 2022, the sale transaction of the coal operation was concluded and the Company recorded a net income from discontinued operations of R$9,818 million for the year ended December 31, 2022, which was mainly driven by the reclassification of the cumulative translation adjustments of R$14,636 million, from equity to the income statement of the period, which was partially offset by the derecognition of noncontrolling interest of R$2,783 million as a result of the de-consolidation of the coal assets and the impairment of the assets acquired and working capital adjustments in the amount of R$2,867 million.

Significant changes in items of the statement of cash flows

	Year ended December 31,		
	2022	2021	
		In millions of R$	*Variation in %*
Income before income taxes	101,704	159,147	(36.1)
Reconciliation adjustments	2,012	18,753	(89.3)
Changes in assets and liabilities	(7,923)	915	(965.9)
Cash generated by the operations	95,793	178,815	(46.4)
Net cash generated by operating activities from continuing operations	57,988	138,498	(58.1)
Net cash generated (used) in operating activities from discontinued operations	213	(1,732)	(112.3)
Net cash generated by operating activities	58,201	136,766	(57.4)
Net cash used in investing activities from continuing operations	(23,642)	(22,812)	3.6
Net cash used in investing activities from discontinued operations	(534)	(12,476)	(95.7)
Net cash used in financing activities from continuing operations	(70,951)	(109,154)	(35.0)
Net cash used in financing activities from discontinued operations	(54)	(72)	(25.0)
Reduction in cash and cash equivalents	(36,980)	(7,748)	377.3
Cash and cash equivalents in the beginning of the year	65,409	70,086	(6.7)
Effect of exchange rate changes on cash and cash equivalents	(3,657)	3,071	(219.1)
Cash and cash equivalents from subsidiaries sold and incorporated, net	(61)	-	1.0
Cash and cash equivalents at end of the year	24,711	65,409	(62.2)

Net cash from operating activities

The cash flows from operating activities were reduced by 57.4%, from R$136,766 million in 2021 to R$58,201 million in 2022, mainly due to the reduction of the adjusted EBITDA of the Company's continuing operations, which had a reduction of R$65,700 million compared to the same period of 2021, mainly due to a lower performance of the Iron Solutions segment, due to the reduction of the iron ore realized prices and sales volume (impact of R$44,852 million and R$7,502 million, respectively).

Net cash used in the investing activities from continuing operations

The cash flows used in the Company's investing activities totaled R$23,642 million in 2022, in line with the same period de 2021, with the investments on property, plant and equipment and intangibles the main reason for higher cash usage, which totaled R$28,184 million in 2022, an additional R$883 million compared with 2021.

Net cash used in the financing activities from continuing operations

The cash flows used in the Company's financing activities totaled R$70,951 million in 2022, compared to R$109,154 million in the same period of 2021. The lower cash utilization on financing activities is mainly due to the lower dividends and interest on capital paid to the shareholders, in the amount of R$34,092 million (compared to R$73,112 million in 2021), while the amount of R$30,640 million regarding the share buyback program was kept in line with 2021 (R$29,121 million).
2.2. The directors must comment:

a. income of the issuer operations, particularly

i. description of any important components of the income

Iron ore and pellets

Iron ore and iron ore pellets have their prices based on a wide range of quality levels and physical characteristics. The price differences derive from many factors, such as the iron content of the product of specific ore deposits, the necessary processing for the obtainment of the desired final product, the product grain size, the moisture content and the concentration of impurities in the ore (as phosphorus, alumina, silica and manganese ore). Additionally, iron ore fines, lump iron and pellets normally have different prices.

The demand for iron ore and pellets is the result of the global demand for carbon steel. The demand for carbon steel, by its turn, is strongly influenced by the real estate sector, by civil construction and by the global industrial production. China's demand has been the main promoter of the demand and the global prices.

The average iron ore price in 2022 closed at US$120.2/t/dmt (Platts IODEX 62% Fe), a reduction of 32% with respect to 2021. The fluctuation of the iron ore price was caused by a combination of factors, among them: (i) a transoceanic market under greater pressure, (ii) a significant increase in demand and the in the steel prices in China, (iii) the increase in interest rates by the main economies for inflation control, (iv) China's *lockdown* cycles and (v) the Russia-Ukraine conflict. Additionally, the drop of coal prices in the international market, allied to the drop of the steel margins, even in a scenario of stable pellet inventories in the Chinese ports along the year, resulted on a drop of the premiums of high-grade iron ore.

The Chinese carbon steel production suffered a reduction of 2.1% in 2022, and a reduction of 9.8% in the month of December in the year after year comparison. The real estate and civil construction sectors presented a steep decrease in the fourth quarter of 2022, also affecting the steel demand. The economic growth remained stable in China in 2022, at a growth rate of the Gross Domestic Product ("GDP") of 3.0% year after year. The GDP growth in the last quarter of 2022 was of 2.9% year after year, dropping to 3.9% year after year in the third quarter of 2022, due to the impacts of the changes in the sanitary control policy in China.

The steel production of the main producing regions suffered a reduction of 4% in the year after year comparison, mainly caused by the *lockdowns* in China and the effects of the Russia-Ukraine conflict, with greater losses in Eastern Europe (20%), European Union (11%), followed by the block of Japan, Korea and Taiwan (7%) and North America (6%).

The price differences between high-grade and low-grade iron ore resulted from a structural change that will continue to impact the market in the coming years. The movement towards a more efficient steel mill industry, with the application of stricter environmental policies in China and with the de-carbonization process in Europe, should meet the demand for high-quality ore, which will foster higher productivity and lower emission levels, as the pellets and fines of Carajás ("IOCJ").

The Company believes that the iron ore prices can be subject to additional fluctuations in 2023 due to the ongoing impact of the COVID-19 pandemic on the supply chain and the increase in the global geopolitical instability.

Nickel

Nickel is a metal traded on the stock market, listed in the London Metal Exchage ("LME") and, since 2015, in the Shanghai Future Exchange ("SHFE"). Most of the nickel products have their prices based on a discount or premium regarding the LME price, depending mainly on the physical and technical characteristics of the nickel products. The frequent fluctuation of the nickel price in the LME led to a higher fluctuation in the premiums and discounts in 2022, because several fundamental and technical factors have affected the commerce and reduced the liquidity of nickel in the market. The Company expects the normalization of the liquidity in the LME in 2023 and also the reduction of the fluctuation with respect to 2022. The nickel market is strongly affected by the production of stainless steel, which represented 64% of the global consumption of primary nickel in 2022.

The Company maintains with the clients short-term contracts with fixed volume for most of the foreseen annual sales of nickel. These contracts ensure a stable demand for a significant portion of the Company's annual production. In 2022, 84% of the refined nickel sales was made for applications on non-stainless steels (alloy steels, alloys with high nickel content, galvanization and batteries), compared with the average of the sector for nickel producers of 36%, bringing more diversity and stability to the sales volume. As a result of the focus on these higher value segments, the average prices of refined nickel have normally exceeded the nickel spot prices in the LME.

Stainless steel is an important promoter of the demand for nickel, mainly in China. In 2022, the stainless-steel production in China represented 40% of the total demand for primary nickel. Therefore, changes in the Chinese stainless-steel production have a great impact on the global nickel demand. In 2022, the Chinese stainless-steel production has dropped 3% year after year, compared to an increase of 8% in 2021. The drop in the stainless-steel production in China was mainly caused by disruptions resulting from COVID-19 pandemic. The Company expects to recover the production in 2023, with additions in the capacity of steel mills and the reopening of the Chinese economy after the rigid *lockdowns* along the pandemic.

Although the stainless-steel production is one of the main promoters of the global nickel demand, the stainless steel producers can purchase nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is mainly based on its relative prices and availability. As an average, between 2018 and 2022, the secondary nickel represented around 37% of the total nickel used for stainless steel. The regional availability and the consumption of secondary nickel vary. In China, due to the scarce availability of scrap, the use of secondary nickel represented 23% of the total nickel used for stainless steel in 2022.

Historically, the Chinese domestic production of nickel pig iron represented the larger part of the growth of the global nickel offer, using the non-processed nickel from the Philippines and Indonesia. However, the Chinese production of nickel pig iron was affected by the restriction for exportation of non-processed ore from Indonesia. Such dynamics allowed Indonesia to emerge as the largest producer of nickel pig iron. In 2022, approximately 13% of the global primary nickel production was produced as nickel pig iron in China. Approximately 37% of the global primary nickel production was produced as nickel pig iron in Indonesia, with a large part directly integrated for the production of stainless steel. In 2021, Indonesia started to convert nickel pig iron into nickel matte for a later conversion into an adequate material for batteries. The Company expects that the nickel pig iron production in Indonesia, as well as the conversion into nickel matte, continue growing.

Additionally, the high value segment that consists of the Upper Class and Lower Class I products, including the nickel used in batteries, is the second largest market, representing 36% of the nickel demand in 2022. The global demand for high value increased 17% in 2022 when compared year after year, as a result of the growth of the battery sector, compared to an increase of 23% in 2021, as a result of the recovery of the markets after the most critical periods of the pandemic.

The nickel market registered a surplus of approximately 205 kt in 2022. The global stock exchanges (LME and SHFE) reduced by 49 kt from December 31, 2021, to December 31, 2022. Despite the excessive offer in the market, the Class I nickel with delivery in the LME remained very low, while the Class II market remained in surplus. For 2023, the Company expects the market to remain with a slight surplus, mainly because of the Class II nickel offer, which exceeded the stainless-steel growth.

The battery segment is showing an important ascending demand, because the production of electric vehicles continues to attract significant investments. Therefore, the nickel price and our nickel premiums continue to have a positive impact. The battery technologies used in

commercially feasible electric vehicles use nickel; the increase in nickel content in such batteries results in a higher energy density and longer autonomy. As a result, the demand for nickel continues to grow, mainly due to the expected increase in the production of electric vehicles and the trends to increase the size of the batteries and the nickel content in the batteries, intended to improve performance.

Copper

The demand for copper in the last years was fostered mainly by China, due to the important role that copper plays in civil construction, besides electrical and consumption applications. The copper prices are determined based on (i) the prices of the copper metal in the final use markets, as LME, SHFE and the Commodities Exchange ("COMEX"), and (ii) in the case of intermediate products, as copper concentrate (that represent most of the Company sales) and copper anode, the treatment and refining rates are negotiated individually with the clients.

The demand for refined copper increased by 1% in 2022 in the year after year comparison, with China being responsible for approximately 54% of the world consumption. For 2023, the Company expects a relatively balanced market is expected, with stable offer and demand.

ii. factors that have affected materially the operating results

In 2022, the operating income totaled R$88,710 million, compared to R$148,282 million in 2021, representing a reduction of R$59,572 million. The main factor that affected materially the operating income was the lower performance of the Iron Solutions segment due to the reduction in the realized price and in the sales volumes (reduction of R$50,456 million and R$4,258 million, respectively).

b. relevant variations of income attributable to the introduction of new products and services, volume changes and modifications of prices, exchange rates and inflation

Variations in volumes and prices

The table below shows the variations in the sales volumes of the main products in the indicated periods.

	Year ended December 31, 2022	2021	
	In thousands of metric tons		*Variation in %*
Iron Solutions			
Iron ore fines	260,663	270,935	(3.8)
Iron ore pellets	33,164	32,306	2.7
ROM	8,216	2,052	300.4
Energy Transition Metals			
Nickel	181	182	(0.7)
Copper	166	216	(23.1)
Copper as a byproduct of nickel	78	68	14.7
PGMs (000' oz)	215	173	24.3
Gold (000' oz)	277	340	(18.5)
Silver (000' oz)	1,611	1,399	15.2
Cobalt	2,361	2,017	17.1

The table below shows the variations in the average prices obtained of the main products in the indicated periods.

	Year ended December 31, 2022	2021	
	R$ per metric ton		*Variation in %*
Iron Solutions			
Iron ore fines	559	761	(26.6)
Iron ore pellets	972	1,175	(17.2)
Energy Transition Metals			
Nickel	122,301	97,296	25.7

Copper	41,833	50,453	(17.1)
Copper as a byproduct of nickel	38,660	50,815	(23.9)
Gold (R$/oz)	9,243	9,530	(3.0)
Silver (R$/oz)	108	129	(16.3)
Cobalt	302	280	7.9

Iron Solutions – In 2022, the revenue from the Iron Solutions segment totaled R$180,390 million, compared to R$247,119 million in 2021, as a result of the lower realized average prices from iron ore, reflecting the drop of the reference index of the iron ore price, the *Platts IODEX* 62%, that was 24,7% lower with respect to 2021 (an impact of R$50,456 million), lower volumes sold (an impact of R$3,920 million) and due to the negative effect of the exchange rate (an impact of R$9,863 million).

The sales volume of iron ore fines was 5.4% lower in 2022, compared to 2021, due to variations in the mines' production plan, adaptations to the rainy season at the beginning of the year, and logistical adversities throughout 2022.

Energy Transition Metals – In 2022, the revenue from the Energy Transition Metals segment totaled R$43,461 million, in line with the income of R$43,125 million recorded in 2021.

Exchange rate variations

	2022	2021	*Variation in %*
Average exchange rate (Real/Dollar)	5.17	5.40	(4.3)
Closing exchange rate (Real/Dollar)	5.22	5.58	(6.5)

Most of the Company's income is expressed in U.S. Dollars. During the reporting year of 2022, the U.S. Dollar devaluated by 4.3% compared to the Brazilian currency, resulting in lower income in the Iron Solutions and Energy Transition Metals segments of R$9,863 million and R$1,632 million, respectively.

Inflation rate variations

The Company's revenue is not significantly affected by inflation, being the main variations the operating income attributable to price modifications and change in volumes.

c. relevant impacts of inflation, of the price variation of the main supplies and products, of the exchange rate and the interest rate on the operating income and the financial income of the issuer

Inflation

The Company's operating income and financial results are not significantly affected by inflation.

Price of the main supplies

The costs of oil and gas are important components of the Vale production costs and have represented 6.8% of its total cost of products sold in 2022. The energy costs represented 3.0% of the total cost of products sold in 2022.

Iron Solutions costs and expenses, without considering the effects of depreciation, totaled R$80,539 million, R$2,173 million higher than in 2021, mainly due to higher fuel costs, impacting the cost of freight and C1[5], being partially offset by the exchange rate.

Exchange rate

For the relevant impacts of the exchange rate variation, see item 2.1.h and 2.2.b above.

[5] Operating cash cost of producing iron ore fines, comprising mining, processing, transport, including rail, and port costs.

Interest Rate

Vale is exposed to the interest rate risks of loans and financing. The debt linked to the interest rate in U.S. Dollars consists mainly of loans, including operations of exportation pre-payment and loans in commercial banks and multilateral organizations. Usually, these debts are indexed to rates commonly used in the market, as LIBOR or SOFR. The floating rate of its debts expressed in Reais includes debentures, loans obtained with the BNDES, fixed assets and financing for the acquisition of services in the Brazilian market. The interest of these obligations is mainly linked to the Extended Consumer Prices Index ("IPCA"), to the reference interest rate in the Brazilian interbank market and to the Long Term Interest Rate ("TJLP").

The Company uses swap operations to convert a large part of this debt to fixed rates in U.S. Dollars. As of December 31, 2022, before the swap operations, 5% of the debt was expressed in Reais, and the other 95% expressed in other currencies.

As of December 31, 2022, around 42.1% of the debt was linked to the floating interest rate.

2.3. The directors must comment:

a. changes in the accounting practices that might have resulted in significant effects on the information foreseen in the fields 2.1 e 2.2

Some accounting standards and interpretations were issued recently; however, they are either not yet in force for the year ended December 31, 2022 or had no impact on the financial statements. The Company has not adopted in anticipation any of these standards and expects that these standards have no material impact on the financial statements of subsequent periods.

b. modified opinions and emphases present in the auditor report

There was no modified opinion and also no emphasis paragraph in the report of the independent auditor on the individual and consolidated financial statements of Vale S.A. for the year ended December 31, 2022.

2.4. The directors must comment the relevant effects that the events below might have caused, or are expected to cause, on the financial statements of the issuer and on its results:

a. introduction or divestment of operating segment

Sale of coal assets

In April 2022, the Company concluded the sale of the coal operations to Vulcan Resources (previously Vulcan Minerals) for the amount of R$1,285 million, and a royalties agreement with Vulcan Resources with a period of 10 years, subject to certain production and coal price conditions.

As a result of the mentioned divestment, the Company recorded a net income from discontinued operations of R$9,818 million in 2022, which is mainly driven by the reclassification of the cumulative translation adjustments of R$14,636 million, from the equity to the income statement. This gain was partially offset by the loss of R$2,783 million due to the derecognition of non-controlling interest. Additionally, until the closing of the transaction, the Company recorded losses of R$2,867 million, mainly due to the impairment of assets acquired in 2022 and variations in working capital.

Concerning the royalties agreement, the gains will be recognized as they are incurred. Due to the nature and uncertainties related to the measurement of these *royalties*, the Company has not recognized any gain up to this moment.

b. constitution, acquisition or divestment of equity interests

Main acquisitions and constitutions

There was no acquisition or constitution of relevant equity interests in 2022.

Vale Oman Pelletizing Company LLC ("VOPC")

In February 2023 (subsequent event), OQ Group exercised a call option to sell its 30% noncontrolling interest held in VOPC. Upon closing of the transaction, which is expected to take place in the second quarter of 2023, Vale will acquire the remaining interest for approximately US$130. This transaction should not result in a material impact, which will be recognized in the equity as "Acquisition and disposal of non-controlling interest". With the acquisition, Vale will hold 100% of VOPC's share capital.

Main divestments of equity interests

California Steel Industries, Inc ("CSI")

In February 2022, the Company concluded the sale of its interest of 50% in the CSI to Nucor Corporation for R$2,269 million and recorded a gain of R$1,520 million in the income statement for the year.

Midwestern System

In July 2022, the Company concluded the sale of its equity interest in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A., recorded a gain in the amount of R$5,620 million due to the reversal of the impairment of property, plant and equipment and the provision related to the logistic contracts and recorded a gain of R$188 million related to the reclassification of the cumulative translation adjustments from the equity to the income statement for the year.

Companhia Siderúrgica do Pecém ("CSP")

In July 2022, the Company signed, together with the other shareholders of CSP, a binding agreement with ArcelorMittal Brasil S.A. ("ArcelorMittal") for the sale of CSP. As a result of this agreement, the Company already recorded impairment of R$685 million in the income statement for the year ended December 31, 2022. In March 2023, the Company and its partners concluded the sale of their respective stakes in CSP to ArcelorMittal for approximately R$11,500 million, which will be used to prepay the outstanding net debt balance of CSP in the amount of approximately R$12,000 million.

Operations in Minas Gerais

In January 2022, the Company completed the sale of its ferroalloy operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group ("VDL") for a total consideration of R$210 million. As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for 2022.

Operations in Bahia

In 2020, the Company decided to shut down the Simões Filho operation, located in the State of Bahia, the plant was part of Vale Manganês business and produced manganese ferroalloys. In 2022, the Company signed a binding agreement with Minas Ligas for a partial sale of the assets of this plant for R$60 million, which resulted in an impairment loss of R$56 million for the year ended December 31, 2022.

c. unusual events or operations

Brumadinho dam collapse

The main impacts in 2022 arising from the Brumadinho dam collapse are summarized below:

- *Impact on the income statement*: The impact of the dam collapse on the income statement was R$5,581 million, including R$3,199 million in expenses with items such as communication services, accommodation and humanitarian assistance, equipment, legal services, water supply, food aid, taxes, among other items.

- *Impact on the balance sheet*: The total amount of provisions recognized in the balance sheet in relation to the Brumadinho dam collapse, including provisions for remediation and reparation obligations under the Framework Agreement, individual indemnification and other commitments was R$17,282 million as of December 31, 2022.

For more information, see note 24 to Vale's consolidated financial statements.

De-characterization of dams

Due to the Brumadinho dam collapse and in compliance with Law no 14,066/20, the Company decided to speed up its plan to de-characterize[6] all tailings dams built using the method upstream, certain structures called "centerline structures" and dikes containment facilities located in Brazil. The main impacts are summarized below:

- *Impact on the income statement*: The Company recognized an additional provision of R$375 million, mainly due to the commitment to make investments in socio-environmental projects for a period of 8 years in exchange for an extension of the deadline for carrying out the projects.

  Engineering projects for de-characterization of dams are at different stages of maturity, some of them still in the conceptual engineering phase, for which the cost estimate includes in its methodology the high degree of uncertainty in defining the total cost of the project, according to best market practices.

- *Impact on the balance sheet*: The total amount of provisions recognized in the balance sheet in relation to the de-characterization of dams was R$17,627 million as of December 31, 2022.

Operational stoppage

Due to the de-characterization projects, some operations were stopped due to court decisions or technical analyzes carried out by Vale on its upstream dam structures located in Brazil. The Company has been recording losses, mainly related to the fixed costs of these operations in the Iron Solutions segment and, in 2022, these expenses totaled R$1,392 million. The Company is working on legal and technical measures to resume all operations at full capacity.

For more information, see note 26 to Vale's consolidated financial statements.

Fundação Renova e Samarco

In 2016, Vale, Samarco and BHP Billiton Brasil Ltda ("BHPB") signed agreements with the Federal Union, the states of Minas Gerais and Espírito Santo, and some other federal and state authorities, establishing the creation of the Fundação Renova, a not-for-profit private foundation, to develop and implement social and economic remediation and compensation programs, among other obligations.

In order to implement the projects approved under the signed agreements, Samarco is obliged to finance the Fundação Renova based on the amounts required for such projects annually. Samarco has primary responsibility for complying with the financial contributions of the Fundação Renova, with Vale and BHPB having subsidiary responsibility in proportion to the 50% interest, only when Samarco is unable to fulfill its obligations.

The main impacts in 2022 resulting from the collapse of Samarco's Fundão dam are summarized below:

- *Impact on the income statement*: The Company recorded an impacted of R$556 million mainly due to new court decisions on individual indemnities for residents of cities impacted by the dam collapse impacting provisioning related to the Renova Foundation.

[6] De-characterization" means that the structure will be dismantled so the structure is effectively no longer a dam.

These decisions mainly altered and expanded the number of types of damage, categories, amounts payable to the affected municipalities.

- *Impact on the balance sheet*: The total amount of provisions recognized in the balance sheet as of December 31, 2022, was R$17,328 million, of which R$16,302 million are related to the reparation and compensation programs of Fundação Renova and R$1,026 million refer to the de-characterization of Germano dam.

For more information, see note 25 to Vale's consolidated financial statements.

Russia-Ukraine Conflict

The Company is subject to external risk factors concerning its operations and the profile of its client portfolio and supply chains. The global markets are undergoing fluctuations and ruptures after the scaling of the geopolitical tensions deriving from the military conflict between Russia and Ukraine.

The economic sanctions imposed by the United States, Canada, European Union, United Kingdom and other countries as a result of the conflict may continue to impact significantly the supply chains, lead to a significant fluctuation in the prices of commodities, and bring short term uncertainties for the global financial system, including due to the instability of credit and of the capital markets.

Up to this moment, the effects of the Russia-Ukraine conflict have not caused significant impacts on the Company operations or on the fair value of its assets and liabilities. However, the Russia-Ukraine conflict may affect negatively the Company businesses, as the interruption of the international trade flows, extreme fluctuation of the market prices, with impact on the sectors of energy, industrial and agricultural supply chains, shipping and regulatory and contractual uncertainty with the increase of the geopolitical tensions around the world.

2.5. If the issuer has announced, during the last reporting year, or desires to announce in this form, non-gaap measures as the Ebitda (earnings before interest, taxes, depreciation and amortization) or the Ebit (earnings before interest and taxes), the issuer must:

a. inform the value of the non-gaap measures

The Company uses the adjusted EBITDA from the continuing operations, the net debt and the expanded net debt as means of non-gaap measures.

	Year ended December 31,	
	2022	2021
		In millions of R$
Adjusted EBITDA from continuing operations	102,057	168,056
Net debt	41,299	10,472
Expanded net debt	73,783	50,490

b. carry out the conciliation between the values announced and the values of the audited financial statements

Adjusted EBITDA from continuing operations

The Company calculates the adjusted EBITDA from the continuing operations according to the terms of Resolution CVM no. 156/2022.

	Year ended December 31,	
	2022	2021
		In millions of R$
Net income from continuing operations attributable to Vale shareholders	86,106	133,236
Net income attributable to noncontrolling interests	413	591
Net income from continuing operations	86,519	133,827
(+) Depreciation, amortizations and depletion	16,386	16,379
(+) Income taxes	15,185	25,320
(+) Financial results, net	(11,378)	(17,812)

EBITDA from continuing operations	106,712	157,714
Equity results and other results in associates and joint ventures	(1,616)	6,947
Dividends received and interest from associates and joint ventures	794	1,043
Impairment and disposals (impairment reversal) of non-current assets	(3,833)	2,352
Adjusted EBITDA from continued operations	102,057	168,056

Net debt and expanded net debt

	Year ended December 31,	
	2022	2021
		In millions of R$
Gross debt	58,341	67,967
Leases	7,989	8,942
Gross debt and leases [1]	66,330	76,909
(-) Cash and cash equivalents	(24,711)	(65,409)
(-) Short term financial investments	(320)	(1,028)
Net debt	41,299	10,472
(+) Exchange swaps [2]	(1,100)	4,036
(+) Liabilities related to Brumadinho [3]	17,282	19,737
(+) Liabilities related to associates and joint ventures [3]	16,302	16,245
Expanded net debt	73,783	50,490

[1] Includes the values presented in the current liabilities and non-current liabilities and leases.
[2] Refer to the asset derivatives and liability derivatives, net, related to the risk of exchange and interest rates.
[3] Includes the values presented in the current liabilities and non-current liabilities.

c. explain the reason why such measurement is understood as the most appropriate for the correct understanding of its financial condition and the result of its operations

The management bodies responsible for making operational decisions, about resource allocation and performance evaluation, including the Executive Committee, statutory body of ordinary management and representation of the Company, and the Board of Directors, use the adjusted EBITDA from continuing operations as a performance measurement.

The adjusted EBITDA from continuing operations correspond to the Company's operating income or loss added by the dividends received and the interest from associates and joint ventures, excluding (i) depreciation, depletion and amortization and (ii) impairment and disposals of non-current assets. The Adjusted EBITDA of continuing operations represents an approximate measure of the Company's cash generation, because it excludes non-recurrent and non-cash effects.

The Company also evaluates the net debt and the expanded net debt with the assumption purpose of ensuring the continuation of its business on the long term. The Company has adopted the concept of expanded net debt for the management of its liquidity and cash flow, which takes into account, in addition to liabilities assumed with financial institutions, also the obligation to provide cash to third parties out of its regular operating process, more specifically the liabilities concerning the events of Brumadinho, Samarco and Fundação Renova.

The Company presents the Net debt and the Expanded net debt as an additional information, which must be considered together with other measurements and indexes for a better understanding of the Company's performance and financial conditions.

The adjusted EBITDA, the Net debt and the Expanded net debt are not measurements acknowledged by the accounting practices adopted in Brazil ("BRGAAP") or by the IFRS, issued by the IASB, and do not represent the cash flow for the periods presented and must not be considered as replacement for the net income, as indexes for operating performance or as replacement for the cash flow, as an index of the Company's liquidity. These measures have no standard meaning and may not be compared with similar measurements adopted by other companies.

2.6. Identify and comment any event following the closing of the last financial statements, which may alter them substantially

The Company's consolidated financial statements related to the year ended December 31, 2022, were approved by the Company's Board of Directors and issued on February 16, 2023.

The following subsequent events are disclosed in the Company's consolidated financial statements, according to the terms of the rules provided in the Accounting Pronouncements CPC 24, approved by the Resolution CVM no. 105/2022:

- In January 2020, the State Prosecutors of Minas Gerais ("MPMG") filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

  In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors ("MPF").

  In January 2023, after the Federal Supreme Court ("STF") recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

- In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 million.

- In February 2023, the Company approved the transfer of 85 million of its own shares held its wholly owned subsidiaries to Vale S.A.

- In February 2023, the Board of Directors approved the shareholder's remuneration as dividends of R$8,130 million, of which R$5,865 million is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and R$2,265 million as an additional remuneration, recorded in equity as "Additional remuneration reserve". The payment will be held in March 2023.

- In 2004, a definitive decision of the Superior Court of Justice ("STJ") granted to the Company the right to deduct the Social Contribution on Net Income ("CSLL") from the taxable base of the corporate income tax ("IRPJ"). The Federal Government filed a rescission action ("ação rescisória") in 2006, seeking to reverse the 2004 decision. In 2019, the Federal Court of Appeals ("TRF") upheld the rescission action and, although the decision was not final, the Company decided not to deduct the CSLL from the taxable income since then.

  Meanwhile, the STF is judging two extraordinary appeals with impact to all taxpayers. These appeals are discussing how long a court decision related with a tax matter would remain valid if the STF had subsequently issued a contrary decision. Due to the developments of this matter in the STF during 2023, and based on the updated assessment of its legal advisors, the Company concluded that the tax treatment previously adopted will probably not be accepted by the tax authority and, therefore, it recognized a liability in the amount of R$813 million as "Taxes payable" for the year ended December 31, 2022.

2.7. The directors must comment about the destination of the net income, pointing out:

Out of the total net income for the year, R$95,924 million were assigned as follows (i) R$1,387 million to the legal reserve, (ii) R$5,818 million to the tax incentive reserve, (iii) R$25,667 million of remuneration to shareholders, already deliberated by the Board of Directors, (iv) R$44,359 million to the statutory reserve for investments and (v) R$18,693 to the retained earnings reserve.

a. rules about profit retention

Pursuant to articles 39 and 40 of the Company's Bylaws, after the constitution of the legal reserve, the proposal for profit distribution must consider the constitution of the (i) reserve for tax incentives, to be constituted according to the legislation in force; and the (ii) statutory reserve for investments, with the purpose of ensuring the maintenance and the development of the core activities that compose the Company's corporate purpose, in an amount not higher than 50% of the distributable net income up to the maximum limit of the Company's share capital.

b. rules about dividend distribution

Pursuant to article 41 of the Company's Bylaws, at least 25% of the annual net income, adjusted according to the law, must be assigned to the payment of dividends.

Pursuant the article 5th, §5th, of the Company's Bylaws, the shareholder owner of preferential shares of the special class is entitled to participate in the dividend to be distributed calculated in the form of Chapter VII of the Company's Bylaws, according to the following criteria: (a) priority in receiving the dividends corresponding to (i) at least 3% of the equity value of the share, calculated based on the financial statements considered that were used as reference for the payment of the dividends or (ii) 6% calculated on the portion of the capital composed by this kind of share, which is the higher among them; (b) right to participate in the net income distributed, in equal conditions as with the ordinary shares, after being guaranteed a dividend equal to the minimum priority established pursuant "a"; and (c) right to participate in eventual gratifications, in equal conditions as with the ordinary shares, observed the priority established for the distribution of dividends.

c. periodicity of the dividend distribution

The Shareholders Remuneration Policy in force establishes that the shareholder remuneration is composed by two half-yearly payments, the first one in September of the current year and the second in March of the subsequent year, and that the Board of Directors can decide about additional remuneration, through the distribution of extraordinary dividends.

During the reporting year of 2022, the Company paid dividends and interest on capital to its shareholders in the amount of R$34,157 million, of which R$17,865 million refer to the year 2021 and R$16,292 million refer to the year 2022.

d. eventual restrictions for the distribution of dividends set forth by the legislation or special regulation applicable to the issuer, as well as contracts and legal, administrative or arbitral decisions

There is none.

e. if the issuer has a formally approved policy for the destination of income, it must inform the agency responsible for the approval, the date of the approval and, should the issuer disclose the policy, locations in the worldwide computer network where the document can be consulted

The Company's Shareholders Remuneration Policy was approved on March 29, 2018, by the Board of Directors, and is made available in the Company's website (https://www.vale.com/web/esg/policies-and-corporate-documents) and in CVM's website (www.gov.br/cvm).

2.8. The directors must describe the relevant items not highlighted in the financial statements of the issuer, pointing out:

a. the assets and liabilities held by the issuer, directly or indirectly, which were not included in its balance sheet (*off-balance sheet items*), such as:

  i. portfolios of acquitted receivables on which the entity has neither substantially withheld nor transferred the risks and benefits of the ownership of the transferred asset, indicating the respective liabilities

There are no portfolios of written off receivables on which Vale maintains risks and responsibilities that are not included in the Company's consolidated financial statements.

ii. contracts of future purchase and sale of products or services

There are no contracts of future purchase and sale of products or services that are not included in the Company's consolidated financial statements.

iii. contracts of constructions not finished

There are no contracts of constructions not finished that are not included in the Company's consolidated financial statements.

iv. contracts of future receivables from financing

There are no contracts of future receivables from financing that are not included in the Company's consolidated financial statements.

b. other items not highlighted in the financial statements

There are no other items not highlighted in the Vale financial statements.

2.9. Regarding each one of the items not highlighted in the financial statements indicated in item 2.8, the directors must comment:

a. how such items change or might change the revenue, the expenses, the operating income, the financial expenses or other items of the issuer's financial statements

Not applicable. The Company does not expect relevant effects from operations not highlighted in the consolidated financial statements which might change the revenue, the expenses, the operating income, the financial expenses or other items of the Company's financial statements.

b. nature and purpose of the operation

Not applicable, see item 2.9.a above.

c. Nature and amount of the obligations undertaken and of the rights generated on behalf of the issuer arising from the operation

Not applicable, see item 2.9.a above.

2.10. The directors must point out and comment the main elements of the issuer's business plan, exploring specifically the following topics:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and of the foreseen investments:

The Company's capital investments, including growth and sustaining, totaled US$5.4 billion in 2022, with US$1.6 billion invested in growth projects and US$3.8 billion in sustaining projects. The investments were 8% higher than 2021 investments, mainly due to increased investments in the Sol do Cerrado solar energy project, and in the iron ore projects: Serra Sul 120, Capanema, and Tubarão Briquette plants.

	Expenditures [1] in	
	2022	2021
	In millions of US$	
Growth projects	1.587	999
Sustaining projects	3.859	4.034
	5.446	5.033

Total investment per business segment

Iron Solutions	3.102	3.012
Energy Transition Metals	1.859	1.862
Others	485	159
	5.446	5.033

[(1)] Executed capital expenditures comprise the sum of cash outflows.

The investment budget for 2023 is estimated at US$6.0 billion, driven by investments in the contribution Morowali nickel project in Indonesia as well as the progress on the Serra Sul 120 and Capanema iron ore projects in Brazil.

The following table sets forth total expenditures in 2022 for the main investment projects and expenditures budgeted for these projects in 2023, together with estimated total expenditures for each project and the actual or estimated start-up date of each project as of December 31, 2022.

Projects [(1)]	Actual or estimated start-up	CAPEX executed 2022 [(2)]	CAPEX executed Total executed [(3)]	CAPEX expected 2023 [(4)]	CAPEX expected Total expected [(5)] In millions of US$
Iron Solutions					
Northern System 240 Mt Prog.	2H22	137	524	103	689
Gelado	2H22	64	325	40	388
Briquettes Tubarão	1H23	91	102	63	188
Capanema Maximization	2H23	114	141	235	913
Serra Sul 120	2H24	323	478	434	1,544
Energy Transition Metals					
VBME	2H22	556	2,026	233	2,698
Salobo III	2H22	279	940	83	1,087
Onça Puma 2nd furnace	1H25	16	16	110	532

[(1)] Projects approved by the Board of Directors.
[(2)] Executed capital expenditures comprise the sum of cash outflows.
[(3)] Total executed CAPEX through December 31, 2022, including capital expenditures in prior periods.
[(4)] Figure presented corresponds to investment guidance for capital expenditure in 2023 of approximately US$6.0 billion.
[(5)] Estimated total capital expenditures cost for each project, including capital expenditures in prior periods. Total expected CAPEX includes expenses, in line with the budget approved by the Board of Directors, while these expenses are not included in the expected CAPEX for the year or in the total executed CAPEX.

The main investment projects are described in more detail below:

The Northern System 240 Mt Program, approved in December 2018 by the Board of Directors, will expand the production capacity of the S11D and the logistics of the North System in 10 Mtpy. In the S11D, all manufacturing and delivery was completely completed, and part of the new circuits is already being tested with load. The 3rd loading silo is in the final stages of assembly and testing, with a ramp up scheduled for the second half of 2023. Regarding the logistics scope, the railroad was awarded the Installation License that was pending, thus allowing the implementation of the 13 Km foreseen for the conclusion of the project, expected for the first semester of 2024. The works of the Ponta da Madeira Maritime Terminal are still within schedule, with the conclusion expected for the second semester of 2023.

The Gelado project, approved in September 2018 by the Board of Directors, will recover approximately 10 Mtpy of *pellet feed* with high iron content in the Complex of Carajás, to feed the pellet plant of São Luís. The project has reached a physical advance of 98%, and the *start-up* took place in the second semester of 2022.

Briquettes Tubarão. In December 2020, the Company approved the conversion of the pelletizing plants 1 and 2 of the Tubarão Unit into iron ore briquetting plants, and the construction of a new briquetting plant in the Complex of Vargem Grande. The initial production capacity will be of approximately 6 million tons a year. The operation start-up of the three plants is expected for 2023 and the total investment is US$188 million.

The original Capanema project was replaced in July 2022 by the Capanema Maximization project with an installed capacity of 17.8Mtpy of natural moisture sinter feed, added to the production of Timpobeba, totaling 26 Mtpy, and US$913.4 million in multi-annual investments. The project will allow the Timbopeba plant to process a total de 26 Mtpy. The scope of the project considers mine equipment, primary crushing, secondary and tertiary crushing and screening and a new long-distance conveyor with 8.2 km connecting the Capanema mine to the Timbopeba plant. The *start-up* is expected for the first semester of 2025.

The Serra Sul 120 project was approved by the Board of Directors in August 2020. The project consists in increasing the capacity of the mine-plant S11D up to 20 Mtpy, for a total of 120 Mtpy on the site. The project is expected to yield a capacity increase of the North System mine-plant to 260 Mtpy. The Serra Sul 120 will create an important productive capacity buffer, guaranteeing greater operating flexibility for facing eventual production or licensing restrictions in the North System. The project includes, among other initiatives: (i) the opening of new mining areas; (ii) the duplication of the existing long distance belt conveyor; (iii) the implementation of new processing lines in the plant; and (iv) expansion of the storage areas. The project counts with total multi-annual investments of US$1.5 billion, and its operation start-up is expected for the second semester of 2024.

The Voisey's Bay underground mine expansion project ("VBME") should extend the service life of the Voisey's Bay mine and increase the Voisey's Bay production up to an estimated annual production of around 45 kt of nickel, in average, and around 20 kt of copper and around 2,6 kt of cobalt, in total. The VBME will replace the existing production of the Voisey's Bay open-pit mine, being registered as an operational maintenance investment for the purposes of the Shareholders Remuneration Policy. The project underwent a cost increase due to internal and external factors. The total investment expected has increased to US$2,698 million, mainly due to: (i) impact of COVID-19 pandemic and changes in the construction schedule, (ii) changes in the scope of the engineering project, (iii) costs of logistics and supply higher than forecast. On the second quarter of 2021, the Company accomplished the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. The *start-up* of the second deposit, Eastern Deeps, took place in the second quarter of 2022. The project is 81% concluded.

The Salobo III copper project, approved in October 2018 by the Board of Directors, is a *brownfield* expansion of the Salobo operations, increasing the processing capacity. The project includes a third concentrator line and will use the infrastructure existing in Salobo. Salobo III will produce an average copper volume of approximately 67 ktpy in the first 5 years, 64 ktpy in the first 10 years and 59 ktpy along the mine's service life. The start-up of the project's first and second lines, which will add 60-80 ktpy of copper production, took place in 2022 and 2023, respectively, and are expected to reach full capacity in the fourth quarter of 2024.

Approval of the Onca Puma 2nd furnace project with start-up expected in 2025, adding 12-15 ktpy of nickel to the Company's portfolio. The project leverages Onca Puma's existing infrastructure, and once complete is expected to decrease unit production costs for the overall Onca Puma complex by 15%.

Other projects

- Approval of the Morowali project (formerly Bahodopi nickel project) in July 2022 and is expected to start-up in 2025. The RKEF (*Rotary-Kiln Electric Furnace*) project is a partnership between PT Vale Indonesia Tbk ("PTVI") and two Chinese partners with 73 ktpy capacity and estimated investment of around US$2.2 billion for the plant RKEF and US$400 million for the mine.

- PTVI and Huayou signed binding agreements on the Pomalaa Nickel Project4 to build an HPAL project associated with PTVI's Pomalaa nickel resources. The project is expected to start-up in 2025 with a production capacity of up to 120 ktpy. Ford Motor Company signed a memorandum of understanding with PTVI and Huayou to join the Pomalaa nickel project to create a three-party relationship.

- PTVI and Huayou signed a Heads of Agreement in September to build a 60 ktpy HPAL project to process limonite ore from the Sorowako mine.

- Vale's Board of Directors approved the investment of US$755 million for the Compact Crushing project development at S11D, which will allow the processing of a variety of minerals, including the jaspilite waste material. The project will give S11D more flexibility and is expected to be operational in second semester of 2026.

- In Canada, beginning of the first phase of the CAD945 million Copper Cliff Complex South Mine Project, which is expected to nearly double ore production at the Copper Cliff mine, adding around 10 ktpy of nickel and 13 ktpy of copper.

- Tecnored plant. In May 2022, the Company started the construction works of the first commercial plant of Tecnored in Marabá, Pará, with an investment of approximately R$1.6 billion. The plant start-up is expected for 2025, with a production capacity of 250 ktpy of green pig-iron and may reach 500 ktpy in the future.

- The Solar Project Sol do Cerrado was announced in December 2020 and covers the construction of a photovoltaic plant, including 17 sub-parks which total an installed capacity of 766 peak megawatts (MWp) in the municipality of Jaíba, in the State of Minas Gerais, Brazil. The solar generation, located on the Southeast region, also optimizes the generation profile of the portfolio, which is based on hydroelectric generation. The project also includes the implementation of the elevating substation, transmission line and connection bay in the 230 kV substation of Jaíba, with contracts signed for the connection to the Brazilian National Interconnected System. The project implementation will require investments of approximately US$590 million. The project will produce approximately 193 average megawatts (Mwa) of power per year for the operations of the Company, corresponding to 16% of the estimated demand in 2025. The project *start-up* took place in 2022, with 9 of the 17 solar parks being energized in the fourth quarter of 2022 and 2 in the first quarter of 2023. The 6 remaining parks will be energized during 2023.

- Thompson Project Phase 1. In June 2021, the Company approved the investment of US$123 million for the execution of the Thompson Project Phase 1, which will expand the present mining activities in Thompson, Manitoba, for 10 years. The Thompson Mine Extension is a two-phase project and includes the construction of critical infrastructure, as new ventilation elevators and fans, increase in the landfill capacity and distribution of additional energy. The *start-up* took place in 2023, replacing the nickel capacity at a rate of 20 ktpy.

- Project West III (Province of Zhejiang, China). In October 2020, the Board of Directors approved the creation of a joint venture with the Ningbo Zhoushan Port Company Limited, to build, own and operate the West III project in the port of Shulanghu, city of Zhoushan, province of Zhejiang, China. The project consists in expanding the installations of the Shulanghu Port, developing a storage yard and loading berths with additional capacity of 20 Mtpy. In October 2022, Vale and Ningbo Zhoushan Port Company Limited decided to terminate the West III Project due to the change of Chinese national policies.

ii. investment financing sources

The Company informs that the resources for the operations and investments are obtained, mainly, from the Company's operating cash flow, capital budgets, bank loans, financing obtained from financial institutions, in addition to the raising of resources in the capital market. In order to carry out investments, the Company will seek, at the right moment, the best capital structure for funding.

iii. relevant divestments in progress and foreseen divestments

See the sale transaction of the Companhia Siderúrgica do Pecém ("CSP"), described in item 2.4.b of this Reference Form.

b. if already announced, indicate the acquisition of plants, equipment, patents or other assets that can materially influence the issuer's productive capacity

There is no already announced acquisition of plants, equipment, patents or other assets that can materially influence the Vale productive capacity.

c. new products and services, pointing out: (i) description of the researches in progress already announced; (ii) total amount of the expenditures of the issuer on research for the development of new products or services; (iii) projects under development already announced; and (iv) total amount of the expenditures of the issuer on the development of new products or services

Green Briquette

Vale continuously assesses the needs of the market and of its clients concerning products and services. In order to meet the growing demand for products that minimize the emission of carbon in the steel making process, Vale is promoting a portfolio of high-quality products and innovative technologies, as high-quality iron ore pellets, *pellet feed* and *sinter feed*. Vale is also developing new products for direct loading into blast furnaces and for direct reduction reactors, working with partners to provide low-carbon solutions.

The Company believes that its capacity to offer the clients a complete iron ore solution and that the quality of its products are extremely important advantages to help in the improvement of its competitiveness regarding its competitors, which can be in a more convenient geographical localization.

In 2021, a Vale announced a new product, the "green briquette", developed by the Company during almost 20 years, is an iron ore agglomerate that enables the replacement of the sintering or pelletizing phase, a coal-intensive stage, in the steelmaking process. Thereby it has the potential to reduce emissions of gases and particulates estimate to be up to 10% greenhouse gases emissions (GHG) during the steelmaking production processes of clients. It has lower GHG emissions compared to these products once the briquettes are considered to be cold-agglomerated. In its production there is no burning, but rather a drying process at a temperature between 200 and 250oC, requiring less energy than the pelletizing and sintering process. The product also reduces emissions of particulates and gases such as sulphur dioxide (SOX) and nitrogen oxide (NOX), as well as eliminates the use of water in its production. The briquette production process can also be converted to alternative fuels, such as hydrogen, reducing even further GHG emissions.

During the year of 2022, the product was fully tested in industrial scale and validated in different blast furnaces of the Company's customers, proving to be an adequate solution for the replacement of conventional agglomerated products.

In 2022, approximately R$143 million was expensed in research and development of new products, including briquette consolidation projects for application in blast furnaces, development and consolidation of the product concept for use in direct reduction reactors, besides the production of 29kt of briquettes for industrial tests.

Tecnored

Seeking to achieve the goal of reducing 15% of scope 3 net emissions by 2035, the Company started in 2022 the construction of the first commercial plant of Tecnored, a wholly-owned subsidiary of Vale, in Marabá, state of Pará, focusing on the production of ferrous pig iron with start-up scheduled for 2025. The project has estimated investments of R$1.6 billion and has the optional option of replacing coal with biomass as fuel - neutral in carbon emissions.

d. opportunities inserted in the business plan of the issuer related to ESG questions

The Company is committed to integrate sustainability into its business by means of an encompassing approach, based on systematic planning and execution, giving priority to the management of risks and impacts and seeking a positive social, economic and environmental legacy in the places where Vale operates.

The Vale business plan is aligned to the Company's ambition to be recognized by the society as leading company in sustainable mining. Seeking positive contributions for this nature, there are investment opportunities on research for the conservation of biodiversity, as well as in the development of new technologies that support the prevention of fires and other risks ("PrevisIA"),

and impacting business for the recovery of biomes. With this purpose, the "Biomas" initiative was launched in 2022, a partnership of Vale and other large companies with the objective of restoring and protecting 4 million of hectares of native forests in different Brazilian biomes within the next 20 years. Another opportunity area is related to circular economy and the re-exploitation of waste. Therefore, 580kt of certified sand 2022 were produced based on the re-exploitation of mining waste.

In the climate agenda, the opportunities are associated to energy transition and the agenda of steel mill de-carbonization. Vale is engaged with its main clients (that represent around 50% of the emissions of the Company's Scope 3[7]) for the development of solutions that minimize CO_2 emissions. The Company has also signed three agreements in the Middle East for the development of Mega Hubs intended to promote green solutions for the steel mill industry.

The main actions taken or announced up to this moment, which generate or will generate direct impact on Vale, are presented in note 2 of the Company's consolidated financial statements. Other initiatives are described on the Report of the Management and on the Integrated Report, or both, as well as the financial statements, available in the Company's *website* (https://www.vale.com/announcements-results-presentations-and-reports).

2.11. Comment about other factors that have influenced in a relevant manner the operating performance and that have not been identified or commented in the other items of this section

There are no other factors that occurred in the last fiscal year that materially influenced the Company's operating performance and that have not been identified or commented on in the other items of this section.

[7] Other indirect greenhouse gases ("GHG") emissions, except those arising from the acquisition of energy.

Exhibit II - Proposal for the Allocation of the Result for the Fiscal Year Ending December 31, 2022, in accordance with Annex A of CVM Resolution 81/2022, and a copy of the Capital Budget, for the purposes of Article 196 of Law 6,404/76.

CVM RESOLUTION 81, MARCH 29, 2022
ANNEX A
ALLOCATION OF NET GAINS - Fiscal year ending on December 31, 2022

1. Inform net gains for the fiscal year
R$95,924,397,532.48.

2. Inform overall amount and the value per share of dividends, including prepaid dividends and interest on stockholders' equity already reported
Overall amount R$25,692,538,200.00
Value per outstanding common share and per preferred share: R$5.691715387

3. Inform net gain percentage for the distributed fiscal year
26.78% of net gains for 2022 fiscal year.

4. Inform overall amount and value per share of dividends distributed based on income from previous fiscal years
Not applicable.

5. Inform compensation for the fiscal year 2022, less advanced dividends and interest on the stockholder's equity already declared.
The Board of Directors approved on February 16, 2023 the distribution of compensation to shareholders in the form of dividends, for the amount of R$8,130,338,200.00, with no proposal for resolution on dividends or interest over stockholders' equity to be approved by the Annual General Meeting.

a. The gross amount of dividends and interest over stockholders' capital, separately, per share of each type and class

Compensation to shareholders				
	Date of Board of Directors' Resolution	Payment Date	Value per ordinary and preferred share in R$	Amount in R$
Dividends	02.16.2023	03.22.2023	1.827646133	8,130,338,200.00

b. The payment form and term for dividends and interest over stockholders' capital
Paid in full on March 22, 2023.

c. Eventual incidence of update and shares on dividends and interest over stockholders' equity
Not applicable.

d. Declaration date for payment of dividends and interest on stockholders' equity considered for identification of shareholders which will be entitled to receipt
All shareholders holding shares issued by Vale at the close of business of B3 S.A. – Brasil, Bolsa, Balcão ("B3") on March 13, 2023 ("cut-off date B3") and all holders of American Depositary Receipts ("ADRs") issued by Vale at the close of business in New York Stock Exchange ("NYSE") on March 15, 2023 ("Record Data NYSE") shall be entitled to the full compensation mentioned. Thus, Vale's shares and ADRs will be traded ex-rights at B3 and NYSE as of March 14, 2023.

6. In case of statement of dividends or interest on equity based on profits calculated on half-yearly balance sheets or shorter periods.

a. Inform the amount of dividends or interest over stockholders' capital already reported
b. Inform the dates of respective payments

Compensation to Shareholders				
	Date of Board of Directors' Resolution	Payment Date	Value per ordinary and preferred share in R$	Amount in R$
Dividends	07.28.2022	09.01.2022	2.032680337	9,243,200,000.00
Interest on equity	07.28.2022	09.01.2022	1.539376229	7,000,000,000.00
Interest on equity	12.01.2022	03.22.2023	0.292012688	1,319,000,000.00

Dividends	02.16.2023	03.22.2023	1.827646133	8,130,338,200.00
Total			5.691715387	25,692,538,200.00

7. Provide comparison table indicating the following amounts per share of each type and class:
a. Net gains for the fiscal year and 3 (three) previous years

	2022	2021	2020	2019
Gains per preferred share (PN share)	R$ 20.67	R$ 24.18	R$ 5.21	-R$ 1.30
Gains per common share (ON share)	R$ 20.67	R$ 24.18	R$ 5.21	-R$ 1.30

b. Dividends and interest over stockholders' capital distributed in the last 3 (three) previous exercises

	2021	2020	2019
Dividends per preferred and common share	R$ 14.106166095	R$ 4.840274705	-
Interest on equity per common and preferred shares (gross tax income value)	-	R$ 1.833081430	R$ 1.414364369

8. In case of allocation of income to the statutory reserve

a. Identify amount allocated to the statutory reserves
R$1,387,027,466.30

b. Breakdown the legal reserve calculation form
Constituted upon attaining 1.4% of the net income for the year up to the limit of 20% of the Capital Stock, pursuant to the provisions of article 193 of Law No. 6,404 and article 39 of the Articles of Incorporation.

9. If the company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation forms of fixed or minimum dividends
As per Article 5, §5 of the Articles of Incorporation, the holder of the golden shares shall be entitled to take part in the dividends to be distributed calculated in the form of Chapter VII, according to the following criterion: a) priority in receiving dividends mentioned in §5 corresponding to (i) at least 3% (three percent) of the equity value of the share, calculated based on the financial statements that were used as reference for the payment of the dividends or (ii) 6% (six percent) calculated on the portion of the capital constituted by that share class, whichever is greater; b) the right to participate in distributed profits, under equal conditions with the common shares, after having secured a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.

b. Inform if net income for the year is sufficient for full payment of fixed or minimum dividends.
The gains for the year are sufficient for full payment of fixed or minimum dividends.

c. Identify if eventual unpaid share is cumulative
Not applicable.

d. Identify the global amount of fixed or minimum dividends to be paid to each preferred share class
On December 31, 2022, the reference value for the minimum annual dividend of the preferred golden shares, taking as a basis (a) 6% over the portion of the capital composed of such preferred shares, is R$ 10.61; or (b) R$ 15.50 over 3% of the net equity of the preferred golden share,

e. Identify fixed or minimum dividends to be paid per preferred share of each class
R$0.884400000 per preferred golden share corresponding to 6% over capital share; or R$1.291373563 per preferred golden share corresponding to 3% of net shares.

10. Regarding mandatory dividends

a. Describe the calculation form provided in the bylaws
Pursuant to article 39 of the Articles of Incorporation, after the legal reserve has been formed, the allocation of the remaining portion of the net income determined at the end of each fiscal year (which will coincide with the calendar year) will, upon Management's proposal, be submitted to the resolution of the Shareholders' Meeting, being certain that the amount, paid or credited, as interest on the stockholders' equity (JCP), as provided in article 9, paragraph 7 of Law No. 9,249 of December 26, 1995 and the relevant legislation and regulation, may be attributed to the mandatory dividend and the minimum annual dividend for preferred golden shares, such amount integrating the amount of dividends distributed by the company for all legal purposes. At least 25% of the annual net profits, adjusted according to the legislation, will be used to pay dividends.

b. Inform if it is being paid in full
Yes

c. Inform the amount eventually withheld
Not applicable.

11. In case of withholding of mandatory dividends due to company's financial situation
Not applicable.

12. In case of allocation of results for contingency reserves
Not applicable.

13. In case of allocation of results for unrealized revenue reserves
Not applicable.

14. In case of allocation of results for statutory reserves

a. Describe statutory clauses which established the reserve
Pursuant to Article 40, subsection II of the Bylaws, the creation of a (i) tax incentive reserve, to be created in accordance with the legislation in force; and of a (ii) investment reserve, must be considered in the proposal for the distribution of profits, in order to ensure the maintenance and development of the main activities that make up the Company's corporate purpose, in an amount not exceeding 50% (fifty percent) of net income distributable up to the maximum limit of the Company's capital stock.

b. Identify amount allocated to the reserve
R$44,359,480,295.30

c. Describe how the amount was calculated
The amount was calculated considering 50% of the distributed net gains.

REMUNERAÇÃO ACIONISTAS EXERCÍCIO 2022	Em reais
Lucro líquido do exercício	95.924.397.532,48
Reserva legal	1.387.027.466,30
Reserva de incentivo fiscal	5.818.409.475,58
Lucro líquido distribuível	88.718.960.590,60

15. In case of withheld earnings stipulated in capital budget

a. Identify the withheld amount
The Board's proposal for destination of 2022 fiscal year results includes withholding the net gains portion for the fiscal year to realize part of the investments in the capital budget for the 2023 fiscal year, as per Article 196 of Law 6404, for the amount of R$ 18,666,942,095.30.

b. Provide copy of capital budget
The capital budget proposed by the administration for the year 2023 includes current investments, the addition of capacity in addition to capital projects in the total amount of R$ 31.3 billion (US$ 6 billion). The objective of the investment program is to support operational reliability

and generate opportunities for growth with value creation. The equity investments detailed below were approved by the Board of Directors on December 1, 2022.

Capital Budget - 2023 - R$ million	
Application of resources by segments	
Iron Solutions	
Capital	6,008.6
Current	12,923.0
Energy Transition Metals	
Capital	3,317.1
Current	7,563.9
Others	1,546.5
Total	31,359.1
Source of funds	
Profit retention	18,666.9
Cash generation	12,692.2
Total	31,359.1

Based on article 196 of Law 6,404 of 12/15/1976, Vale's Board of Directors proposes to the Ordinary General Meeting, with a favorable opinion from the Fiscal Council, the approval of the Capital Budget for the year 2023, in the amount of R$31.3 billion.

16. In case of allocation of income to the tax incentive reserve
R$ 5,818,409,475.58, equivalent to the total income tax which Vale benefitted from, due to the following incentives in the SUDAM area: (a) R$ 5,359,981,586.18 as tax benefit to reduce income tax for the base year of 2022 and (b) R$ 458,427,889.40 as a reinvestment tax benefit for the base year of 2022.

b. Explain the nature of destination

Vale is the beneficiary of a reduction in the income tax calculated on the exploration profit, granted by SUDAM (Amazon Development Superintendency) in accordance with the following administrative acts: (a) Constitutive Reports No. 058/2015 and 108/2018 relating to the tax incentive granted to the extraction of iron ore in Pará, (b) Constitutive Report No. 074/2014 regarding the tax incentive granted to the extraction of Iron Nickel in the State of Pará, and (c) Constitutive Report No. 12/2018 relating to the tax incentive granted to the extraction of Copper Concentrate in the State of Pará.

Vale also enjoys the reinvestment benefit that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM.

As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital stock or absorb losses.

Exhibit III – Information on the nominees for the Board of Directors and Fiscal Council, pursuant to CVM Resolution 81/2022.

7.3. Regarding each of the directors and members of the issuer's audit board, please indicate:

Name	Date of birth	Management Body	Election date	Term of office	Number of Consecutive Terms of Office
CPF (Individual Taxpayer ID)	Profession	Elective position held	Investiture Date	Elected by the controller	
Other positions and roles held at the issuer		Description of another position / role			
Daniel André Stieler	03/14/1965	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders' Meeting	1
391.145.110-53	Accountant	22 - Board of Directors (Full Member)	Until 05/28/2023	No	
Coordinator of the Capital Allocation and Project Committee and member of the Nomination and Governance Committee					
Douglas James Upton	06/28/1960	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders' Meeting	0
530264163	Investment Manager	27 - Independent Board of Directors (Full Member)	Until 05/28/2023	No	
N/A					
Fernando Jorge Buso Gomes	06/06/1956	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders' Meeting	4
370.624.177-34	Banker	22 - Board of Directors (Full Member)	Until 05/28/2023	No	
Member of the Capital Allocation and Project Committee and Member of the People and Compensation Committee					
João Luiz Fukunaga	11/07/1983	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders' Meeting	0
324.445.148-90	Banker	22 - Board of Directors (Full Member)	Until 05/28/2023	No	
N/A					
José Luciano Duarte Penido	03/08/1948	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders' Meeting	2
091.760.806-25	Mining Engineer	27 - Independent Board of Directors (Full Member)	Until 05/28/2023	No	
Coordinator of the Nomination and Governance					

Committee and Member of the People and Compensation Committee					
Luis Henrique Cals de Beauclair Guimarães	10/08/1966	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders 'Meeting	0
902.946.707-00	Statistician	27 - Independent Board of Directors (Full Member)	Until 05/28/2023	No	
N/A					
Manuel Lino Silva de Sousa Oliveira	03/03/1952	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders 'Meeting	1
717.221.071-97	Economist	27 - Independent Board of Directors (Full Member)	Until 05/28/2023	No	
Coordinator and Expert Member of the Audit and Risk Committee and member of the Nomination and Governance Committee					
Marcelo Gasparino da Silva	02/13/1971	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders 'Meeting	2
807.383.469-34	Lawyer	27 - Independent Board of Directors (Full Member)	Until 05/28/2023	No	
Coordinator of the Sustainability Committee and member of the Nomination and Governance Committee					
Paulo Cesar Hartung Gomes	04/21/1957	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders 'Meeting	0
698.412.417-49	Economist	27 - Independent Board of Directors (Full Member)	Until 05/28/2023	No	
N/A					
Rachel de Oliveira Maia	01/30/1971	She belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders 'Meeting	1
143.363.438-45	Accountant	27 - Independent Board of Directors (Full Member)	Until 05/28/2023	No	
Member of the Sustainability Committee and Member of the Audit and Risk Committee					
Shunji Komai	10/26/1971	He belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders 'Meeting	0
057.477.947-79	Bachelor of Art (foreign language)	22 - Board of Directors (Full Member)	Until 05/28/2023	No	

N/A					
Vera Marie Inkster	06/27/1971	She belongs only to the Board of Directors	04/28/2023	Until the 2025 Annual Shareholders' Meeting	0
HP129364	Bachelor's degree in business administration	27 - Independent Board of Directors (Full Member))	Until 05/28/2023	No	
N/A					
Márcio de Souza	05/06//1966	Fiscal Council	04/28/2023	Until the 2024 Annual Shareholders' Meeting	1
844.274.347-20	Banker	45 C.F (Permanent) Elected for Minority Ordinary Shareholders	Until 05/28/2023	No	
N/A					
Ana Maria Loureiro Recart	06/04/1973	Fiscal Council	04/28/2023	Until the 2024 Annual Shareholders' Meeting	0
261.320.138/06	Lawyer	48 - C.F. (Alternate) Elected for Minority Ordinary Shareholders	Until 05/28/2023	No	
N/A					

Professional experience / Independence criteria

<u>BOARD OF DIRECTORS</u>

Daniel André Stieler - 391.145.110-53
Position(s): Candidate for the position of member of the Board of Directors of Vale (which he has held since November/2021), where he also holds the positions of Coordinator of the Capital Allocation Committee and Projects (since December/2022) and member of the Nomination and Governance Committee (since December/2022). Main experiences in the last 5 years: Served as: (i) member (November/2021 to May/2022) and Coordinator of the Financial Committee (May/2022 to December/2022) and member of the Nomination Committee (January/2022 to April/ 2022 and May/2022 to December/2022) from Vale; (ii) President of the Banco do Brasil Employees Pension Fund – PREVI (June/2021 to February/2023); (iii) member of the Deliberative Council of the Brazilian Association of Closed Complementary Pension Entities – ABRAPP (since July/2021); (iv) member of the Board of Directors of Tupy S.A. (since April/2022); (v) member of the Board of Directors of Alelo S.A. (April/2020 to April/2022); (vi) member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); (vii) Managing Director (January/2021 to June/2021), Chairman of the Deliberative Council (July/2020 to January/2021) and member of the Fiscal Council (June/2016 to July/2020) of Economus Instituto de Seguridade Social; (viii) member of the Deliberative Council of the Corporate University of Complementary Pensions – UniAbraap (February/2021 to June/2021); (ix) Statutory Controlling Officer of Banco do Brasil S.A. (July/2019 to January/2021); (x) member of the Advisory and Finance Board of Banco Votorantim S.A. (October/2016 to October/2019); (xi) Executive Manager of the Accounting Disclosure Management of the Banco do Brasil Conglomerate in the Accounting Department of Banco do Brasil S.A. (March/2009 to June/2019); and (xii) member of the Committee on Accounting Affairs of Financial Institutions of the Brazilian Federation of Banks - Febraban (December/2009 to July/2019). Education: Degree in Accounting from the Federal University of Santa Maria – UFSM in 1989; Graduate in Financial Administration from Fundação Getúlio Vargas – FGV in 1998; MBA in Auditing from Fundação Getúlio Vargas – FGV in 2000; MBA in Accounting from the Institute of Accounting, Actuarial and Financial Research Foundation - FIPECAFI in 2003.

Douglas James Upton – 530264163
Position(s): Candidate for position of independent member of Vale's Board of Directors. Main experience in last five years: Worked as: (i) partner responsible for investments in metals and mining at Capital Research Company (August 2004 to January 2023). Education: Undergraduate degree in Science from University of Western Australia, 1981; Master's in Business Administration from University of Western Australia, 1988. Independence criteria: Independent member of Board of Directors, in accordance with independence

criteria specified in "Novo Mercado" Regulations, Brazilian Securities Exchange Commission (CVM) Resolution 59 and section 4 of Article 11 of Vale's Bylaws.

Fernando Jorge Buso Gomes - 370.624.177-34
Cargo(s): Candidate for the position of member of the Board of Directors of Vale (which he has held since April/2015), where he also holds the positions of Vice-Chairman of the Board of Directors of Vale (since January/2017), member of the Capital and Projects (since December/2022) and member of the People and Compensation Committee (since December/2022). Main experiences in the last 5 years: Served as: (i) Coordinator (May/2019 to April/2021) and member (May/221 to December/2022) of the People, Compensation and Governance Committee, Coordinator of the Financial Committee (December/ 2019 and April/2021 and November 2021/ and May/2022), Coordinator of the Sustainability Committee (November/2017 to April/2019) and member and Coordinator of the People Committee (November/2017 to April/2019) of Vale; (ii) Chief Executive Officer (since April/2015), Investor Relations Officer (since April/2015), member of the Board of Directors (since April/2022), Vice-Chairman of the Board of Directors (April/2018 to October /2019) and Chairman of the Board of Directors (October/2019 to April/2020) of Bradespar S.A.; (iii) Investor Relations Officer at Millennium Security Holdings Corp. (since October/2015); and (iv) member of the Board of Directors (November/2014 to December/2018) and Officer (June/2016 to December/2018) of 2B Capital S.A. Education: Degree in Economic Sciences from Faculdades Integradas Bennett in 1979.

João Luiz Fukunaga - 324.445.148-90
Position(s): Candidate for position of member of Vale's Board of Directors. Main experience in last five years: Worked as: (i) President of PREVI – Banco do Brasil Employees Pension Fund (since February/2023); (ii) Officer (2012 to February/2023), National Coordinator of the BB Employee Trading Commission (since 2019); Secretary of Legal Affairs since (2017), responsible for the Organization and Administrative Support area (from 2020 to February/2023) and Union Auditor of the Bank Workers Union of São Paulo (2022 to February /2023). Education: Undergraduate degree in History from Pontifical Catholic University of São Paulo – PUC-SP, 2007; Master's in Social History from Pontifical Catholic University of São Paulo – PUC-SP, 2009.

José Luciano Duarte Penido - 091.760.806-25
Position(s): Candidate for the position of independent member of the Board of Directors of Vale (which he has held since May/2019), where he also holds the positions of Chairman of the Board of Directors of Vale (since May/2021), where he holds also the position of Coordinator of the Nomination and Governance Committee (since December/2022) and member of the People and Compensation Committee (since December/2022). Main experiences in the last 5 years: Served as: (i) Coordinator of the Nomination Committee (May/2022 to December/2022), member of the People, Compensation and Governance Committee (May/2021 to December/2022), member (May /2021 to May/2022) and Coordinator (May/2019 to April/2021) of the Sustainability Committee and member of the Operational Excellence and Risk Committee (May/2019 to April/2021) of Vale; (ii) independent member of the Board of Directors and People Committee of Grupo Algar S.A. (since May/2016); (iii) independent member of the Board of Directors of Copersucar S.A. (May/2013 to June/2021); (iv) independent member of the Board of Directors of Química Amparo Ypê S.A. (May/2013 to December/2019); (v) independent member of the Board of Directors of Banco Santander Brasil (May/2017 to April/2019); and (vi) Chairman of the Board of Directors of Fibria Celulose S.A. (September/2009 to January/2019). Education: He graduated in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais, in 1970. Independence Criteria: He is an independent member of the Board of Directors in accordance with the independence criteria set out in the Novo Mercado Regulation, CVM Resolution No. 59, and Paragraph 4 of Article 11 of Vale's Bylaws.

Luis Henrique Cals de Beauclair Guimarães - 902.946.707-00
Position(s): Candidate for the position of independent member of Vale's Board of Directors. Main experiences in the last 5 years: Worked as: (i) Chief Executive Officer (since April/2020), member of the Board of Directors (since July/2020) of Cosan S.A.; (ii) member of the Board of Directors (since April/2020), Chief Executive Officer (April/2016 to April/2020) of Raízen S.A.; (iii) member of the Board of Directors of Compass Gás e Energia S.A. (since July/2020); (iv) member of the Board of Directors of Companhia de Gás São Paulo - Comgás (since December/2012); (v) Deputy Chairman of the Board of Directors of Rumo S.A. (November/2020 to March/2023); (vi) member of the Board of Directors of Cosan Luber Invested Limited (since August/2020); (vi) member of the Board of Directors of Cosan Lubrificantes e Especialidades S.A. (since October/2020); (viii) member of the Board of Directors of Logum Logística S.A. (since June/2016); (ix) Chief Executive Officer of the Brazilian Association of Listed Companies (ABRASCA); (x) member of the Board of Directors of Radar Property Agrícolas S.A. (June/2020 to February/2023); (xi) member of the Board of Directors of Radar II Property Agrícolas S.A. (June/2020 to February/2023); (xii) member of the Board of Directors of Janus Brasil Participações S.A. (June/2020 to February/2023); (xiii) member of the Board of Directors of Tellus Brasil Participações S.A. (June/2020 to February/2023); (xiv) member of the Board of Directors of Duguetiapar Empreendimentos e Participações S.A. (October/2020 to February/2023); (xv) member of the Board of Directors of Gamiovapar Empreendimentos e Participações S.A. (October/2020 to February/2023); (xvi) member of the Board of Directors of Rede Integrada de Lojas de Conveniência e Proximidade S.A. (October/2019 to February/2023); and (xvii) Chief Executive Officer (April/2016 to April/2020) and member of the Board of Directors (April/2020 to June/2021) of Raízen Energia S.A. Education: Graduation in Statistical Sciences from the Brazilian Institute of Geography and Statistics (IBGE) in 1987; MBA in Business Administration from Coppead Institute for Graduate Studies and Research in Business Administration – UFRJ in 1993. Independence Criteria: He is an independent member of the Board of

Directors in accordance with the independence criteria set out in the Novo Mercado Regulation, CVM Resolution No. 59, and Paragraph 4 of Article 11 of Vale's Bylaws.

Manuel Lino Silva de Sousa Oliveira - 717.221.071-97
Position(s): Candidate for the position of independent member of Vale's Board of Directors (which he has held since May/2021), where he also holds the positions of coordinator of the Audit and Risk Committee (since December 2022) and member of the Nomination and Governance Committee (since December 2022). Main experiences in the last 5 years: He has served as: (i) Coordinator of Vale's Audit Committee (August 2021 to December 2022), member of Vale's Nomination Committee (May 2022 to December 2022), and member of Vale's People, Compensation and Governance Committee (August 2021 to May 2022); (ii) member (since May 2022) and Chairman (since June 2022) of the Board of Directors of Jubilee Metals Group PLC; (iii) senior independent member of the Board of Directors of Polymetal International PLC (April 2018 to March 2022); (iv) senior independent member of the Board of Directors of Antofagasta PLC (October 2011 to August 2021); and (v) independent member of the Board of Directors of Blackrock World Mining Investment Trust PLC (February 2020 to July 2021). Education: He graduated in Accounting and Business Economics from the University of Natal-Durban, in South Africa, in 1973; Specialization in Accounting Theory from the University of Natal-Durban, in South Africa, completed in 1975; Specializations in chartered accountant and chartered management accountant from the Institute of Chartered Accountants in South Africa, completed in 1978, and from the Institute of Chartered Management Accounts in the UK, completed in 1988. Independence Criteria: He is an independent member of the Board of Directors in accordance with the independence criteria set out in the Novo Mercado Regulation, CVM Resolution No. 59, and Paragraph 4 of Article 11 of Vale's Bylaws.

Marcelo Gasparino da Silva - 807.383.469-34
Position(s): Candidate for the position of independent member of Vale's Board of Directors (which he has held since April 2020), where he also holds the positions of coordinator of the Sustainability Committee (since May 2021) and member of the Nomination and Governance Committee (since December 2022). Main experiences in the last 5 years: He has served as: (i) member of the Nomination Committee (May 2022 to December 2022), member of the Operational Excellence and Risk Committee (May 2021 to May 2022), member of the Sustainability Committee (June 2020 to April 2021), alternate member of the Board of Directors (May 2019 to April 2020), and alternate member of Vale's Board of Directors (May 2016 to April 2017); (ii) Chairman of the Board of Directors of Eternit S.A. (April 2017 to March 2023); (iii) member of the Board of Directors of CEMIG (April 2016 to July 2022); (iv) member of the Board of Directors (April 2021 to May 2021 and since August 2021) and member of the Audit Board (May 2019 to April 2021) of Petrobras; (v) member of the Board of Directors of CELESC (April 2018 to April 2019); and (vi) professor at ENA Foundation – School of Government for certification of administrators of state-owned enterprises and government-controlled private companies; (vii) Vice-President of the Strategy and Sustainability Committee of Eletrobrás (since August/2018). Education: He graduated in Law from the Federal University of Santa Catarina in 1995; Postgraduate degree in Corporate Tax Administration from Fundação ESAG – ÚNICA in 2000; Certified Board Member by Experience (CCA+) from the Brazilian Institute of Corporate Governance – IBGC in 2010. Independence Criterion: He is an independent member of the Board of Directors in accordance with the independence criteria set out in the Novo Mercado Regulation, CVM Resolution No. 59, and Paragraph 4 of Article 11 of Vale's Bylaws.

Paulo Cesar Hartung Gomes - 698.412.417-49
Position(s): Candidate for independent member of Vale's Board of Directors. Main experience in last five years: Worked as: (i) Executive president of Ibá – Indústria Brasileira de Árvores (since March 2019). Education: Undergraduate degree in Economics from Espírito Santo Federal University, 1978. Independence criteria: Independent member of Board of Directors, in accordance with independence criteria specified in "Novo Mercado" Regulations, Brazilian Securities Exchange Commission (CVM) Resolution 59 and section 4 of Article 11 of Vale's Bylaws.

Rachel de Oliveira Maia – 143.363.438-45
Position(s): Candidate for the position of independent member of the Board of Directors of Vale (which she has held since May/2021), where she also holds the positions of member of the Sustainability Committee (since May/2021) and member of the Sustainability Committee Audit and Risks (since December/2022). Main experiences in the last 5 years: Served as (i) member of Vale's Audit Committee (May/2022 to December/2022); (ii) founder of the non-profit organization CAPACITA-ME (since December/2018); (iii) founder and CEO of RM Consulting, focus on ESG and Leadership (since April/2018); (iv) Independent member of the Board of Directors of Banco do Brasil (since May/2021); (v) independent member of the Board of Directors of CVC Corp (since March/2021); (vi) independent member of the Board of Directors of the Soma Group (December/2020 to May/2022); (vii) Diversity and Inclusion advisor at Carrefour (November/2020 to November/2021); (viii) member of the Women of Brazil Group (since 2020); (ix) member of the Economic and Social Committee of the Development Council (since 2018); (x) SumUp's management consultant (December/2020 to December/2021); (xi) Chairman of the UNICEF Advisory Board (October/2019 to September/2021); (xii) member of the General Council of the Danish Consulate (April/2014 to November/2020); (xiii) member of the Danish Chamber of Commerce (April/2014 to November/2020); (xiv) CEO of Lacoste S.A. (Brazil) (October/2018 to September/2020); (xv) member of the Committee of the President of the American Chamber of Commerce (Amcham) (April/2016 to October/2019); (xvi) member of the Institute for Retail Development (2016 to 2018); (xvii) CEO of Pandora Brasil (April/2010 to April/2018);

and (xviii) member of the Board of the Americas of the Executive Leadership Group (ELG) (January/2013 to March/2018). Education: She graduated in Accounting from Centro Universitário FMU in 1996; MBA from Getúlio Vargas Foundation (FGV) completed in 2018; Sant' Paul SEER: Advanced Program for CEOs, Directors and Presidents in 2021; Harvard Business School Executive Education Negotiation & Leadership (held in 2014); FIA – Fundação Instituto de Administração Master of Business Administration, Finance Executive (between 2006 and 2007); University of Victoria English Language and Leadership Program, General Management (between 2000 and 2001). Independence Criteria: She is an independent member of the Board of Directors in accordance with the independence criteria set out in the Novo Mercado Regulation, CVM Resolution No. 59, and Paragraph 4 of Article 11 of Vale's Bylaws.

Shunji Komai - 057.477.947-79
Position(s): Candidate for position of member of Vale's Board of Directors. Main experience in last five years: Worked as: (i) Senior Director, Vale businesses (since February 2023), deputy General Manager, new metals and aluminum (July 2021 to October 2021) and General Manager, Brazilian business department (April 2012 to August 2020) at Mitsui & CO. LTD.; (ii) Vice president of Mitsui & CO. (Brasil) S.A. (since February 2023); and (iii) CEO and President of Mitsui & CO. Mineral Resources Development (Asia) (November 2021 to January 2023). Education: Undergraduate degree in Arts, Foreign Languages from Dokkyo University, 1994.

Vera Marie Inkster – HP129364
Position(s): Candidate for position of independent member of Vale's Board of Directors. Main experience in last five years: Worked as: (i) member of Board of Directors, Chairwoman of Audit Committee and member of Remuneration Committee at Lucara Diamond Corp (since June 2014); (ii) President (September 2018 to September 2021) and CEO (September 2018 to September 2021), Director (September 2018 to December 2021) and Chief Financial Officer (May 2009 to September 2018) of Lundin Mining Corp; and (iii) President (November 2020 to January 2022) and Director (October 2018 to January 2022) of International Zinc Association. Education: Undergraduate degree in Business Administration from St. Francis Xavier University, Canada, 1993; Chartered Professional Accountant graduate qualification from Institute of Chartered Accountants of Ontario, 1998. Independence criteria: Independent member of Board of Directors, in accordance with independence criteria specified in "Novo Mercado" Regulations, Brazilian Securities Exchange Commission (CVM) Resolution 59 and section 4 of Article 11 of Vale's Bylaws.

FISCAL COUNCIL

Márcio de Souza - 844.274.347-20
Position(s): Candidate for the position of effective member of the Fiscal Council (which he has held since April/2022), where he also holds the position of Chairman of the Fiscal Council (since May/2022). Main experiences in the last 5 years: Acted as: (i) Director of Administration (since June/2018), Data Processing Officer - DPO (since March/2020) and Executive Manager of Benefits (December/2012 to May/2018) for the Banco do Brasil Employees Pension Fund – PREVI; (ii) member of the Board of Directors (since August/2021) and member of the Remuneration and Succession Committee (since September/2021) of Neoenergia; and (iii) member of the Board of Directors (April/2019 to April/2021) and member of the Audit, Risks and Ethics Committee (April/2019 to April/2021) of Embraer – Empresa Brasileira de Aeronáutica S.A. Education: Degree in Law from the Catholic University of Petrópolis – UCP in 1989; MBA in Project Management from Fundação Getúlio Vargas – FGV in 2009; Specialization in Executive Development, by Insper – Instituto de Ensino e Pesquisa, completed in 2017; CPA-20 Certification, by Anbima since 2014, Certification as a Manager with emphasis in Administration, by ICSS – Institute of Certification of Social Security Professionals since 2016 and Certification with Emphasis in Administration, by the Institute of Institutional Certification and Social Security Professionals since 2019.

Ana Maria Loureiro Recart - 261.320.138-06
Position(s): Candidate for the position of alternate member of Vale's Fiscal Council. Main experiences in the last 5 years: (i) Member of the Board of Directors of Statkraft Energias Renováveis (since April/2022); (ii) Chief Financial and Investor Relations Officer of Gafisa S.A. (September/2018 to March/2019); (iii) Director of GWI Empreendimentos Imobiliários S.A. (January/2011 to September/2018). Education: Degree in Law from USP in 1998; Postgraduate MBA in Business Administration from Fundação Dom Cabral in 2007; LLM International Legal Studies at the American University Washington College of Law in 2003; Post-MBA Advanced Boardroom for Women at Saint Paul University in 2016; Board Diversity Program by IBGC in 2021.

Statement of Non-Conviction

Each of the candidates for the Board of Directors and Fiscal Council have declared, for all legal purposes, that, in the last 5 years, they have not sustained any criminal conviction, (ii) any adverse judgment in administrative proceedings from the Securities and Exchange Commission ("CVM"), the Central Bank of Brazil ("BCB") or the Superintendence of Private Insurance ("SUSEP"), or also (iii) any final and unappealable judgment, at the judicial level or subject matter of a final administrative decision, which has suspended or disqualified him/her from undertaking any professional or commercial activity.

Politically exposed person

Except for the persons listed below, each of the candidates for the Board of Directors and Fiscal Council listed in this item 7.3 has declared that they are not politically exposed persons, as defined in the applicable regulations:

(i) Daniel André Stieler has declared that he is a politically exposed person, as defined in the applicable regulations, due to his position as Statutory Controllership Officer at Banco do Brasil S.A. (July 2019 to January 2021).

(ii) Marcelo Gasparino da Silva has declared that he is a politically exposed person, as defined in the applicable regulations, due to his position as (i) member of the Board of Directors of CEMIG (since 2016); (ii) member of the Board of Directors (April 2021 to May 2021 and since August 2021) and member of the Audit Board (May 2019 to April 2021) of Petrobras; (iii) member of the Board of Directors of CELESC (April 2018 to April 2019); and (iv) member of the Board of Directors of Eletrobras (April 2016 to April 2017).

(iii) Paulo Cesar Hartung Gomes declared himself a politically exposed person, as defined in the applicable regulations, due to having held the position of governor of the State of Espírito Santo (January/2015 to December/2018).

7.5. Inform the existence of a marital relationship, common-law marriage or kinship until the 2nd degree related to the directors of the issuer, subsidiaries and controllers

All the candidates for the Board of Directors and Fiscal Council have stated individually and for all legal purposes that there is no marital relationship, common-law marriage or kinship up to the second degree between them and (i) the other directors of Vale; (ii) directors of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Vale; and (iv) the directors of Vale's direct and indirect controlling companies.

Moreover, all the candidates for the Board of Directors and Fiscal Council have declared, individually and for all legal purposes, that there is no marital relationship, common-law marriage or kinship up to the second degree between them and direct or indirect controllers of Vale.

7.6. Relationship of subordination, service provision or control between directors and subsidiaries, controllers and others, over the last 3 fiscal years

Identification	CPF/CNPJ (Individual / Corporate Taxpayer ID)	Type of relationship the Director has with the related person	Type of related person
Title/Role			
Fiscal Years: 12/31/2021 and 12/31/2022			
Issuer Manager			
Daniel André Stieler	391.145.110-53	Subordination	
Direcotr			
Related Person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note			
Mr. Daniel André Stieler was President of Banco do Brasil Employees' Pension Fund - PREVI, which holds a direct interest in the Company and is considered a Reference Shareholder.			

Identification	CPF/CNPJ (Individual / Corporate Taxpayer ID)	Type of relationship the Director has with the related person	Type of related person
Title/Role			
Candidate for the position of member of the Board of Directors			
Issuer Manager			
João Luiz Fukunaga	324.445.148-90	Subordination	

Candidato a Membro do Conselho de Administração			
Related Person			
Banco do Brasil Employees' Pension Fund - PREVI.	33.754.482/0001-24		
Note			
Mr. João Luiz Fukunaga is President, since February/2023, of Banco do Brasil Employees' Pension Fund - PREVI, which holds a direct interest in the Company and is considered a Reference Shareholder.			

Exhibit IV - Information on the annual global remuneration for members of the Board of Directors and Fiscal Council, pursuant to CVM Resolution 81/2022.

1.8 Management proposal for setting the global annual compensation of administrators and members of the Fiscal Council for the year 2023

The global annual compensation proposal is formulated based on market principles, within a perspective of global competitiveness.

On March 2, 2023, the Company's Board of Directors deliberated on the proposal for the global annual compensation of the administrators (Board members and members of the Executive Committee), members of the Advisory Committees and of the Fiscal Council, reference to the fiscal year of 2023, in the amount of up to R$225,099,389.00 (two hundred and twenty-five million, ninety-nine million, three hundred and eighty-nine reais), without charges, to be individualized by Vale's Board of Directors.

Establish the monthly compensation of each member of the Fiscal Council, in the amount corresponding to 10% (ten percent) of the compensation that, on average, is assigned, monthly, to each member of the Executive Committee, excluding benefits, representation and profit sharing. In addition to the compensation established above, the effective members of the Fiscal Council will be entitled to reimbursement of travel expenses and mandatory stay for the performance of their duties, being certain that the alternate members will only be remunerated in cases in which they exercise the title due to vacancy, impediment or absence of the respective titular member.

It should be noted that the proposed amount considers the administrators' responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of their services in the market.

8. Management Compensation

8.1. Describe the policy or practice of compensation of the board of directors, the statutory and non-statutory board, the fiscal council, the statutory committees and the audit, risk, financial and compensation committees, addressing the following objective aspects:

a. objectives of the policy or compensation practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, places in the worldwide web where the document can be found

As a global Company, Vale S.A. ("Vale" or "Company") knows that attracting the best professionals, retaining talents, motivating and involving leaders who occupy strategic positions, especially members for the Executive Board (a body that, in Vale, is referred to as "Executive Committee"), members of the Board of Directors, the Fiscal Council and the Advisory Committees, is a critical challenge for the Company's success at all times. The market is always a reference within a global perspective. Therefore, Vale takes into account the policies and practices of executive compensation adopted by major mining companies and other large global companies of industries and similar sectors, as well as other elements, aligning the Company's long-term success to the policies and compensation practices of its administration.

In addition to market practices, the strategy and annual compensation packages of members of administration are prepared based on the responsibilities and scope of each member, their competence and performance presented, the value of their services, besides their alignment with the Company's short- and long- term strategies, the sustainability of its business and the return to shareholders. The compensation strategy also aims at the attraction of experienced executives with wide experience and international recognition, as well as with skills identified as criticism and knowledge absolutely relevant to face the challenges of the Company.

The Executive Committee's Compensation Policy was approved at a meeting of the Vale's Board of Directors on September 25th, 2019, and is available for consultation on the websites of the Securities Exchange Commission ("CVM") (www.gov.br/cvm) and the Company's (https://www.vale.com/web/esg/policies-and-corporate-documents).

b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board

Proposals and compensation policies are prepared with the support of the People and Remuneration Committee ("CPR") and Nomination and Governance Committee ("CIG").

CPR evaluates and recommends the compensation strategy of the Executive Committee and the proposal of distribution of the overall annual funds for the compensation of the administrators, and the CIG is in charge of assessing the proposal regarding the compensation of the Board of Directors and its Advisory Committees. It is incumbent upon the Board of Directors to submit the compensation proposal for the evaluation and annual approval of shareholders in the General Meetings of Shareholders, as provided in article 10, paragraph 4 of the Company's Bylaws, and, once approved, the Board of Directors approves individual proposals of the administrators with the support of said committees.

In recent years, significant advances have been made in alignment of administrators' compensation to best governance practices and future value generation. The Malus and Clawback (for more information, see item 8.1.c.i below) rules were adopted for the Executive Committee, so that, upon facts or events of exceptional severity, variable compensation may be eliminated, reduced or even returned by the member of the Executive Committee to the Company. The minimum stock position requirement for members of the Executive Committee was also implemented. There was also the inclusion of Environmental, Social and Governance goals ("ESG" or "ASG") for all participants of Vale Stock Plan ("VSP") one of the long-term compensation plans based on shares.

Moreover, the total compensation package has been revisited to proportionally increase the weight of long-term value generation elements. The metrics related to variable compensation have become a greater weight in critical elements to achieve business strategies, namely: risk management, safety, fixed expenditure, operational discipline through the implementation of the Vale's sustainability, diversity and inclusion management model.

i. the issuer's bodies and committees participating in the decision-making process, identifying how they participate

CPR and CIG, which advise Vale's Board of Directors, participate in the decision-making process and are responsible for evaluating all definitions and strategies related to the compensation of members of the Executive Committee, the Board of Directors and its Advisory Committees, respecting their respective competences under the terms of their Internal Regulations.

After technical evaluation of the market research is received, and considering individual performance evaluations in the case of members of the Executive Committee, which are made annually, CPR and CIG prepare a compensation proposal that is sent to resolution of the Board of Directors and, subsequently, to the Annual Shareholders' Meeting, as established in the Company's Bylaws, respecting their respective competences under the terms of their Internal Regulations.

It bears emphasizing that the Company's Executive Committee is not responsible for approving its compensation, nor for setting goals and parameters for the purpose of determining its variable compensation.

ii. criteria and methodology used to set individual compensation, indicating whether studies are used to check market practices, and, if so, the comparison criteria and the scope of these studies

Regarding the methodology used to set the individual compensation of administrators, the Company uses studies to check market practices, supported by one or more specialized consulting companies, in which the behavior of benefit granting for similar companies is observed.

The market is always a reference, within a perspective of global competition and Vale considers, for the purpose of determining the compensation of its administration, the policies and practices of compensation adopted by the main mining companies, and other large global companies of industries in similar sectors.

iii. how often and how the Board of Directors assesses the adequacy of the issuer's compensation policy

The adequacy of the methodology, practices and procedures used to set out the individual compensation of administrators is made with observations of practices and trends of the global mining market and similar sectors, with the aid of external consulting companies specialized and focused on C-Level, which occurs at least on an annual basis, when preparing the global compensation proposal. The update of the compensation policy is reviewed every 3 (three) years. Any alteration of variable compensation plans, compensation policies of the members of the Executive Committee and/or individual granting and adjustments of compensation are, necessarily, approved by the Company's Board of Directors, observing the total amount of compensation annually submitted to the approval of shareholders in Annual Shareholders' Meeting.

c. compensation composition, indicating:

i. Description of the many elements that make up the compensation, including, in relation to each one of them, their objectives and alignment with the issuer's short-, mid- and long-term interests

The Company's compensation is based on its performance and commitment to safety and sustainability, according to the strategic planning established in the short-, mid- and long-term, and in line with the return to shareholders.

<u>Board of Directors</u>

Fixed Compensation

Base Salary: The compensation consists exclusively of the payment of a fixed monthly amount (fee), with the aim of remunerating the services of each member of the Board of Directors of the Company, within the scope of the responsibility assigned to its members. The Company has a single alternate member of the Board of Directors, a vacancy occupied by a member elected by Vale employees, as provided for in its Bylaws. Said alternate member is compensated at 50% of the compensation assigned monthly to the effective member for each meeting he attends, limiting his monthly fee to the ceiling of 100% of the effective member's fees, regardless of the number of participations in meetings in the month.

Direct and Indirect Benefits: Members of the Board of Directors are not entitled to direct and indirect benefits, except for life insurance.

Participation in Committees: Members of the Board of Directors who are also members of Advisory Committees receive, in addition to their remuneration as members of the Board of Directors, the monthly remuneration attributed to members of the Committees.

Variable Compensation, Benefits and Others

Members of the Board of Directors are not entitled to other types of remuneration or benefits, including bonuses, profit sharing, remuneration for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and share based compensation. Members of the Board of Directors are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

<u>Executive Committee</u>

Fixed Compensation

Base Salary: Members of the Executive Committee receive a monthly fixed fee, which aims to attract and retain executives with experience and capacity compatible with the scope and responsibility of the position assigned to them in the Company's management. These components are fixed and,therefore, are not associated with the results and performance of the Vale or the Executive Committee member.

Direct and indirect benefits: Members of the Executive Committee are entitled to a benefit package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, complementary private pension, life insurance and use of vouchers owned car with service of driver, among others.

For information about the Complementary Pension Plan (Valia), see item 8.14 of this Reference Form.

Participation in Committees: Members of the Executive Committee are not entitled to any compensation or benefits for participation in committees.

Variable Compensation, Benefits and Others

Bonus: It is the variable short-term compensation, which remunerates the member of the Executive Committee according to the performance achieved in view of the challenges for the year, with goals and weights defined and approved annually by the Board of Directors ("Annual Bonus" or "Bonus"). The value of the bonus is defined based on the results of the Company and the achievement of goals of different nature, collective and specific, derived from strategic planning and annual budget. Bonus payment calculation considers the following elements:

- Multiple of fixed fees (plan target);
- Result achieved in the goal panel of the year (0 to 1.50);
- Company's global performance metric (maximum 1.33); It is
- Performance Behavioral Factor (FCD) according to individual executive performance evaluation.

The Bonus program has as its main objectives: (A) to stimulate the delivery of strategic priorities, (b) to ensure the competitiveness of the Company, (c) to focus on social and environmental issues, and (d) to recognize the role of the Executive Committee member in Vale's performance. The annual, collective and specific goals are an important management tool and define the expectation of performance on finance, health and safety, risk, sustainability, diversity, equity and inclusion, Vale Production System or Vale Management Model (VPS), and strategic themes, in addition to the Company's overall result, measured by cash generation, individual performance of each member of Executive Committee.

The short-term compensation has been in line with Vale's ambition to be a leader in sustainable mining and includes the Risk Management element for all of the Company's employees, giving greater relevance to the Health, Safety and Sustainability goals. Since 2020, the Health, Safety, Geotechnics, Remediation and Compliance areas have not presented financial and production results in their goal panel, representing Vale's focus on Risk Management as a priority. Furthermore, Safety-related indicators may have deals/penalizers in achieving goals in case of fatalities.

The Company remains engaged in the responsibility and commitment to act based on Environmental, Social and Governance ("ESG") goals (both general and specific), with direct impact on the short-term compensation of the members of the Executive Committee.

Others: They are not entitled to profit sharing, compensation for participation in meetings and commissions, except for possible extraordinary mechanisms for attraction, retention and/or incentives to relevant deliveries and other initiatives that bring differentiated value to Vale, which can generate extraordinary bonuses by approval by the Board of Directors, on the recommendation of the CPR, observing the total amount of compensation of the administration approved at Annual Shareholders' Meeting by the Company's shareholders.

Post-Employment Benefits

Members of the Executive Committee may enjoy medical and hospital-dental assistance to the Company up to 12 months after their dismissal, including dependents, so that they can look for alternatives outside the corporate plane.

Benefits Motivated by the Cessation of the Exercise of the Position

The members of the Executive Committee are not entitled to benefits motivated by the termination of the position. For any indemnity arising from the termination or non-renewal of the employment contract with the Company, provided that these events occur at the Company's initiative. For more information, see item 8.16 of this Reference Form.

Share-based Compensation

Vale Stock Plan ("VSP")

It is one of the long-term variable compensation programs, in the Performance Shares modality, with 3-year cycles, which directs the efforts and encourages management performance in the creation of Vale's sustainable and long-term value, aligning executives' focus to shareholders' vision and encouraging retention and performance.

In this program, compensation is linked to the Company's relative performance against other large mining companies and similar peers) related to the health, safety and sustainability areas, including the to eliminate the main divergences between the Company's practices ESG-related compared to the best market practices.

As approved by the Annual and Special Shareholders' Meeting held on April 30, 2021, the program will make its awards using real issuance shares of the Company, from the year 2024. In addition, also with payment as of 2024, the plan will make payments equivalent to virtual dividends or interest under equity that are distributed to shareholders during the cycle period.

Recently, the Board of Directors for inclusion, in the grant of 2024, of the return on the invested capital ("ROIC"), with 25% weight. After initially applying this metric, the relative Total Shareholder Return ("TSR"), which measures the positioning of Vale against even companies) will rise from 75% to 50% weight in VSP. These adjustments bring even more aligned from Vale's VSP to international market practices.

For more information about VSP, see item 8.4 of this Reference form.

Matching Program

It is one of the long-term variable compensation plans, in the Restricted Shares modality, and the participation therein by the members of the Executive Committee is mandatory throughout the duration of the cycle, while they continue active in the Company. To comply with the program, members of the Executive Committee must make available their own resources for investment in the plan (either through the purchase of shares issued by Vale, or by the use of available shares it already has, detached from current cycles) and maintain such shares in his possession during at least the 3-year cycle.

After the 3 years of cycle, members of the Executive Committee who are still in the Company and hold these shares receive the program awards, corresponding to at least the same number of shares originally acquired.

The member of the Executive Committee must also observe the rule of SOG , described below in this item and item 8.4 of this Reference Form.

For more information about the matching program, see item 8.4 of this reference form.

Malus and Clawback Clauses

In 2019, the Malus rule was implemented and in 2021 the Clawback rule was implemented, as a complement to Malus. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, the variable compensation provided for payment or installments already paid to the members of the Executive Committee.

- *Malus:* Possibility of eliminating or reducing, in whole or in part, the variable compensation already provided for payment.
- *Clawback* Possibility to request the member of the Executive Committee, in whole or in part, the return of the variable compensation already paid.

Facts or events of exceptionally serious, with obvious adverse impacts on the market value and/or reputation of Vale: (i) illegal fraud or conduct by the Executive Committee member; (ii) catastrophic events in environmental or health and safety issues that affect the reputation of Vale or the Vale Management model; (iii) any extraordinary events, resulting from Vale's shares and with negative impact on the market value of shares by more than 15%; and (iv) non-approval or republishing of financial statements due to the deliberation of an Annual Meeting of Shareholders.

Malus and Clawback rules are applicable only to members of the Vale Executive Committee.

Stock Ownership Guidelines ("SOG")

Members of the Executive Committee must observe the SOG rule, which determines the maintenance of a minimum stock position: (i) in relation to Vale's Chief Executive Officer, at least 36 times the monthly base fee; and (ii) in relation to the other members of the Executive Committee, at least 24 times the monthly base fee. Members of the Executive Committee can achieve these positions throughout their term, through long-term plans arranged by the Company, namely, Matching and VSP, and are prohibited from trading any shares that are in their possession before the minimum shareholding position is reached.

Individual Performance Evaluation

The Individual Performance Evaluation process has assessments carried out 100% online and in an anonymous format, a broad concept (360° for Chief Executive Officer and 180° for other members of the Executive Committee) and includes the definition of the Behavioral Performance Factor ("FCD") individually, with direct impact on the Annual Bonus, being able to leverage or reduce the amount to be paid, based on the performance presented by the member of the Executive Committee the year.

As unfolding of the evaluations, in addition to the reducing/lever factor of the annual Bonus, individual meritocracy actions and differentiation of executives who present better performances can be implemented, with direct impact on their compensation (*pay for performance*).

Compensation Distribution

The compensation *mix* for members of the Executive Committee is adjusted based on the interests of shareholders, the consequences of the annual individual performance evaluation process and the profile and compensation values of the international executive market, which has greater focus and relevance in compensation components long-term variable.

Based on the elements of the compensation applicable to the members of the Executive Committee presented in the previous item (Fixed Fees, Bonuses, Matching and VSP), the distribution of compensation is presented considering the achievement of target performance (target / fair value) compensation [8]:

Evolution of the compensation mix	Chief Executive Officer				Other members of the Executive Committee			
	2023E	2022	2021	2020	2023E	2022	2021	2020
Fixed Compensation	11%	12%	11%	19%	25%	28%	29%	31%
Annual Bonus	19%	20%	19%	24%	25%	28%	29%	31%
Long-term Incentives	70%	68%	70%	57%	49%	45%	42%	38%

Vale has given greater weight to long-term incentives (share-based variable compensation), aimed at encouraging long-term sustainable results and the return of value to our shareholders, aligned with the compensation profile of the international market.

Other compensation practices applicable to the Executive Committee

[8] This is the expected distribution according to the designed model (compensation policy) assuming the achievement of the target performance. Thus, the information of this item does not correspond to the information of the tables presented in item and 8.2, which reflects the effective results of each fiscal year.

In the last years, significant advances have been made in aligning executive compensation with the best governance practices and in generating future value. Examples of these improvements are listed below:

- Implementation of a broad and more complete process of individual performance evaluation by members of the Executive Committee, with impacts on pay for performance.
- Annual review of the total compensation package, in order to align our total compensation and the compensation mix of members of the Executive Committee to the median practices of the international market.
- The inclusion of ESG goals not only in the short term but also in one of the share-based long-term programs for all program participating leaders.
- More weight in metrics related to variable compensation, related to critical elements for the achievement of business strategies, namely: risk management, safety, fixed expenditure, operational discipline through the implementation of the Vale Management Model, Sustainability, Diversity and Inclusion.

<u>Non-Statutory Board of Executive Officers</u>

They are employees of the Company with employment and may be responsible for global, regional or local corporate functions, business units, or operating areas or operating systems in the Company's various businesses.
Fixed Compensation

Base salary: The Non-Statutory Officers are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each Non-Statutory Officers, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company.

Direct and indirect benefits: Non-Statutory Officers are entitled to a benefits package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, supplementary private pension, and life insurance, among others.

For more information about the Complementary Pension Plan (Valia), see item 8.14 of this Reference Form.

Participation in Committees: The Non-Statutory Officers are not entitled to compensation for participation in Committees.

Variable Compensation

Profit sharing ("<u>PLR</u>"): The Non-Statutory Officers are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors, which are broken down from the goals of the members of the Executive Committee. The PLR has as its main objectives (i) to ensure the competitiveness of compensation with the market and the retention of talents, (ii) to ensure the alignment with the interests of the Company's shareholders, focusing on social and environmental issues and (iii) to recognize the participation of executive in the Company's performance. The methodology for calculating the Non-Statutory Board of Executive Officers variable compensation is described in detail in item 8.1.c.i.

Others: They are not entitled to bonuses, compensation for participation in meetings and commissions.

Post-Employment Benefits

Non-Statutory Officers may enjoy medical-hospital-dental assistance to the Company after their dismissal, for a period of 6 months after forecast of the notice, so that they can seek alternatives outside the corporate plane.

Benefits motivated by the cessation of the exercise of the position

Non-Statutory Officers may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale.

Share-based Compensation

Vale Stock Plan ("VSP")

The rules and conditions of the VSP offered to the Non-Statutory Officers are the same applicable to the members of the Executive Committee, as described above, in this same item.

For more information about VSP, see item 8.4 of this Reference form.

Matching Program

The rules and conditions of the Matching offered to the Non-Statutory Officers are the same applicable to the members of the Executive Committee, as previously described, in this same item of the Reference Form, except for: (i) conditions of Mandatory Participation and Permanence until the end of the cycle, for the plan is voluntary for Non-Statutory Officers; and (ii) the SOG rule, which is not applicable to Non-Statutory Officers.

For more information about matching, see item 8.4 of this reference form.

Additional Clarifications

The information described earlier in "Other compensation practices applicable to the Executive Committee", which applicable to the Executive Committee, do not apply to Non-Statutory Officers.

Fiscal Council

Fixed Compensation

Base Salary: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the objective of remunerating the services of each member of the Fiscal Council, within the scope of the responsibility assigned to the Fiscal Council. The compensation of the Fiscal Council corresponds to 10% of the fixed average remuneration attributed to the members of the Company's Executive Committee on a monthly basis.

In case of vacancy, the effective member of the Fiscal Council is not compensated. In turn, the alternate member is compensated only in cases where he/she performs the activities of a member of the Fiscal Council due to the vacancy, impediment or absence of the respective effective member.

Direct and Indirect Benefits: Members of the Fiscal Council are not entitled to direct and indirect benefits.

Participation in Committees: Members of the Fiscal Council are not entitled to representation or remuneration for participating in Committees.

Variable Compensation, Benefits and Others

Members of the Fiscal Council are not entitled to other types of remuneration or benefits, including bonuses, profit sharing, remuneration for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and share-based compensation. Members of the Fiscal Council are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Advisory Committees

Fixed Compensation

Base Salary: The compensation of members of Advisory Committees consists, exclusively, of the payment of a fixed monthly amount (fees), with the purpose of compensating the services rendered, within the scope of the responsibility assigned to the Fiscal Council. The compensation of the members of the Advisory Committees is defined by the Board of Directors.

Direct and indirect benefits: Members of the Advisory Committees are not entitled to direct and indirect benefits, except for receiving life insurance.

Variable Compensation, Benefits and Others

Members of the Advisory Committees are not entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-unemployment benefits, benefits motivated by the cessation of the exercise of office and share-based compensation

Non-statutory Committees

The Company also has six Non-Statutory Committees, namely: (i) Executive Committee for Operational Risks, (ii) Executive Committee for Geotechnical Risks; (iii) Executive Committee for Strategic, Financial and Cyber Risks; (iv) Executive Committee for Compliance Risks; (v) Executive Committee for Sustainability and Reputation Risks; and (vi) the Conduct and Integrity Committee. Only the external members of Conduct and Integrity Committee receive a monthly fee as compensation for commitment to Non-Statutory Committees.

Proportion of each element in the total compensation for the last 3 years

Year ended December 31, 2022					
	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board [1]	Committees
Monthly fixed compensation					
Salary or fee	65.45%	100%	15.27%	34.09%	100%
Direct or indirect benefits	-	-	4.07%	6.00%	-
Participation in Committees	34.55%	-	-	-	-
Others (2)	-	-	-	-	-
Variable compensation					
Bonus	-	-	22.21%	-	-
Participation in Results	-	-	-	39.43%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others (2)	-	-	7.21%	-	-
Post-Employment Benefits	-	-	-	-	-
Termination of the exercise of the position	-	-	5.00%	-	-
Share-based compensation	-	-	46.24%	20.48%	-
Total	100%	100%	100%	100%	100%

[1] Amounts related to the termination of office have not been considered in the Non-Statutory Board.
[2] Considers the additional payments made in 2022, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. Does not include charges for 2022.

Year ended December 31, 2021					
	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board [1]	Committees
Monthly fixed compensation					
Salary or fee	71.76%	100.00%	14.51%	31.21%	100.00%
Direct or indirect benefits	-	-	3.60%	6.11%	-

Year ended December 31, 2021					
	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board [1]	Committees
Participation in Committees	28.24%	-	-	-	-
Others (2)	-	-	-	-	-
Variable compensation					
Bonus	-	-	19.19%	-	-
Participation in Results	-	-	-	38.34%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others (2)	-	-	6.89%	-	-
Post-Employment Benefits	-	-	-	-	-
Termination of the exercise of the position	-	-	9.64%	-	-
Share-based compensation	-	-	46.17%	24.34%	-
Total	100.00%	100.00%	100.00%	100.00%	100.00%

[1] Amounts related to the termination of office have not been considered in the Non-Statutory Board.
[2] Considers the additional payments made in 2021, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. Does not include charges for 2021.

Year ended December 31, 2020					
	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board[1]	Committee s
Monthly fixed compensation					
Salary or fee	65.53%	83.33%	13.54%	26.01%	86.61%
Direct or indirect benefits	-	-	4.07%	8.77%	-
Participation in Committees	18.60%	-	-	-	-
Others (2)	15.87%	16.67%	2.71%	6.96%	13.39%
Variable compensation					
Bonus	-	-	22.14%	-	-
Participation in Results	-	-	-	21.47%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others (2)	-	-	5.87%	4.29%	-
Post-Employment Benefits	-	-	-	-	-
Termination of the exercise of the position	-	-	23.86%	-	-
Share-based compensation	-	-	27.80%	32.50%	-
Total	100.00%	100.00%	100.00%	100.00%	100.00%

[1] Amounts related to the termination of office have not been considered in the Non-Statutory Board.
[2] Payments related to payroll charges under responsibility of VALE - INSS and other types of bonuses paid.

For information related to the Company adopted reporting methodology, see item 8.20 of this Reference Form.

Calculation and readjustment methodology

The annual global amount of the compensation of the members of the Board of Directors, the Executive Committee, the members of the Fiscal Council and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors, with the recommendation of the CPR and CIG, respecting their respective competences provided for in their Internal Regulations.

<u>Board of Directors</u>

The definition of the amounts that make up the fees for effective and alternate members occurs according to the practice of national and international markets, checked at least biannual by performing reference research developed by specialized companies, in which the behavior of the compensation to be observed to similar companies.

<u>Executive Committee</u>

Fixed fees are defined from market practice, in a survey conducted annually by a specialized consulting firm, in which the compensation profile practiced in similar international companies, which are part of the Company's compared panel.

The fees for the Executive Committee members are revisited annually, along with the other elements of the compensation mentioned below, by CPR (with subsequent deliberation by the Board of Directors), and adjusted for inflation as required, based on the references of the international executive market and the individual assessments of executives' performance.

The direct and indirect benefits to which they are entitled are calculated according to local market practice (Brazil), in research conducted every 2 years by a specialized consulting firm, in which practices and benefit concession profile are determined in national organizations of similar size. Moreover, the benefits are evaluated by CPR and approved by the Board of Directors in case of adjustments.

The bonus component is calculated based on the Company's profit/loss, and may vary between 0% and 200% of the target established as a reference in the market, depending on the defined goals (collective and/or specific) and the generation of Company's cash for each reporting year, in addition to the impact of the individual performance behavioral factor (FCD), as described in item 8.1.c, which can typically vary between 0.80 and 1.20.

The components of share-based compensation (VSP and Matching) are defined based on a specific multiple of the monthly fixed installment to the level which the participant occupies and the locality in which he/she operates in the Company, as well as possible ILP levers (multiplier factor or deflator according to performance) for adequacy of the compensation mix to the international market profile.

(i) VSP uses the average quotation of the Company's ordinary issuance shares in the last 60 trading sessions for the previous year to calculate the units of granted shares, and makes payments conditional on the performance of Vale in the ranking of peer companies, measured by accumulated TSRs (considering initial and final 30 days) from Vale and companies in the period and, for cycles started as of 2020. Said payments also have the impact of ESG metrics.

(ii) Matching uses the average purchase quotation of the Company's common shares, at the time of the cycle granting, using the executive own resources to buy their own available shares.

For more information regarding the manner of calculation of share-based compensation, see item 8.4 of this Reference Form.

All components of the Executive Committee's compensation package, as well as the adjustment methodologies of amounts, are evaluated by CPR and approved by the Board of Directors.

<u>Non-Statutory Board</u>

The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies to evaluate the competitiveness of the Company's compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system is based on points assessment system, which is used by world-class companies and assesses the weight of positions based on their complexity, allowing the global ranking of positions.

There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy).

The direct and indirect benefits to which they are entitled are defined in accordance with local market practice (Brazil), verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size.

The profit sharing (PLR) component is calculated based on the company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and Company cash generation for each reporting year.

Share-based compensation (VSP and Matching) has the same calculation methodology as described above in the item regarding the compensation of members of the Executive Committee and item 8.4 of this Reference Form.

The readjustment of the fixed compensation resulting from inflation or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation.

Fiscal Council

The amounts that make up the fees for effective members have as reference the value of 10% (ten percent) of the fixed compensation that, on average, is attributed to (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders).

Advisory Committees

Fixed monthly compensation (fees) is defined from market practice, verified by conducting reference research conducted by specialized companies, in which the behavior of compensation for similar size companies in addition is evaluated, with other elements of the compensation of the committees, by CIG (with subsequent evaluation by the Board of Directors), being readjusted as needed.

Main performance indicators taken into consideration, including, if applicable, indicators linked to ESG issues

The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR, and general goals of productivity, sustainability, risk management, in addition to the individual performance of the member of the Executive Committee evaluated annually, based on key behaviors for leadership, among others.

In any case, as of 2020 the indicators related to the theme ESG were implemented as parameters of the definition of compensation within the scope of the short- and long-term variable compensation plans. Among others, the following indicators are considered in the variable compensation of the members of the Executive Committee: (i) Health & Safety, with the indicator of records with High Potential (N2), that is, incidents that can generate fatalities and/or injuries with High Potential, with the goal of zeroing incidents N2 by 2025, as shown in the curve presented to market in 2020; (ii) sustainability, with metrics based on 2030 commitments, among them the reduction of greenhouse gas emissions and Vale's commitment in meeting the social requirements of the main external evaluations of the Dow Jones Sustainability Index ("DJSI") index; and (iii) People, where it seeks to increase the total number of women and the number of blacks in leadership positions, in line with the Vale's strategy of Diversity, Equity and Inclusion.

The definition of targets of executives' performance and commitment to safety and sustainability and those related to ESG themes for structuring the payment of short-term variable compensation is derived from the strategic planning and budget approved by the Board of Directors and reviewed each year to support the goals and expected results for the Company.

The performance indicators taken into account in determining the compensation derived from the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the VSP, the Company's ranking among a group of other companies with characteristics similar to those of Vale (peer group) and ESG metrics (these from 2020).

It bears emphasizing that in VSP cycles that start in 2023 (including), ESG metrics will have even more impact on payment, and the TSR trigger is extinguished. And for cycles started in 2024 (including), VSP cycles will also have the ROIC metric with the purpose of the most compliance with the market.

For more information, see item 8.4 of this Reference Form.

ii. reasons justifying the composition of the compensation

The composition of the compensation encourages maximization of shareholders' returns, improves management, enhances performance, and retains the Company's executives, aiming at gains through the commitment to the Company's short-term performance and long-term results, in particular the appreciation of common shares, the performance of the relative TSR and the achievement of ESG commitments. Regarding the members of the Executive Committee and Non-Statutory Officers, Vale uses a compensation composition model that concentrates a significant portion of the total compensation on long-term variable compensation components, as part of the policy of sharing risks and results with the main executives of the Company.

iii. Existence of members not remunerated by the issuer and the reason therefor

Except for the external member of the Conduct and Integrity Committee (see item 8.1.c.i.), the other members of the Non-Statutory Risk Committees are not remunerated for exercising such function, since they already receive remuneration as executives or employees of the Company.

d. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

There are no administrators of the Company, on the date of this Reference Form, which is supported by subsidiaries, controlling companies or direct or indirect controllers, due to the positions exercised by them in the Company.

e. existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer

At the date hereof, there is no provision for compensation or benefit linked to the occurrence of a certain corporate event.

However, it should be noted that there may occur any awards, bonuses or other payments or compensation increments approved by the Company's Board of Directors, in line with the performance presented by the executives deriving from future challenges, and with the Compensation Policy of the executive, may be paid to the members of the Executive Committee.

8.2. Total compensation per body recognized in the result of the last 3 reporting years and the one foreseen for the current reporting year of the board of directors, board of executive officers and fiscal council

Forecast for the current reporting year (2023)				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.50	9.06	5.00	27.56
Number of compensated members	13.50	9.06	5.00	27.56
Annual fixed compensation				
Salary or pro-labore	17, 548,230.18	30,384,220,30	1,676,833,20	49,609,283.68
Direct and indirect benefits	-	7,659,028.34	-	7,659,028.34
Participations in Committees	4,052,266.67	-	-	4,052,266.67
Others	-	-	-	-
Description of other fixed compensation	-	-	-	
Variable compensation				
Bonus	-	46,617,592.39	-	46,617,592.39
Profit sharing	-	-	-	-

Participation in meetings	-	-	-	-
Committees	-	-	-	-
Others	-	19,013,042.36	-	19,013,042.36
Description of other variable compensations	-	Comment [4]	-	
Post-employment	-	-	-	-
Termination of position	-	9,247,219.68	-	9,247,219.68
Share-based, including options	-	88,700,956.23	-	88,700,956.23
Comments	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the effective members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The figures presented consider the accrual basis and do not include charges.	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The "Termination of position" field covers severance payments made to Executive Officers who have left the company in 2022 and 2023. 3. The amounts take into consideration amounts recognized in the reporting year according to rules of the annual circular letter 2023 CVM/SEP. 4. Amount intended for bonuses linked to the strategy for hiring and retaining key people for the company, aiming at competitive recognition and aligned with the market, if necessary.	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The effective members (5 members) of the Fiscal Council are considered. 3. The figures presented consider the accrual basis and do not include charges.	
Total compensation	21,600,496.85	201,622,059.30	1,676,833,20	224,899,389.35

Year ended December 31, 2022				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.42	9.59	5.00	28.01
Number of compensated members	13.42	9.59	5.00	28.01
Annual fixed compensation				
Salary or pro-labore	11,810,245.59	31,297,472.70	1,633,972.55	44,741,690.84
Direct and indirect benefits	-	8,339,270.13	-	8,339,270.13
Participations in Committees	6,235,544.05	-	-	6,235,544.05
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation				
Bonus	-	45,527,161.57	-	45,527,161.57
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-
Committees	-	-	-	-
Others	-	14,779,564.81	-	14,779,564.81
Description of other variable compensations	-	Comment (4)	-	
Post-employment	-	-	-	-
Termination of position	-	10,252,402.09	-	10,252,402.09
Share-based, including options	-	94,795,496.86	-	94,795,496.86
Comments	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the effective members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The figures presented consider the accrual basis and do not include charges.	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The "Termination of position" field covers severance payments made to Executive Officers who have left the company in 2020 and 2022. 3. The amounts take into consideration amounts recognized in the reporting year according to rules of the annual circular letter 2023 CVM/SEP. 4. Amount intended for bonuses linked to the strategy for hiring and retaining key people for the company, aiming at competitive	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The effective members (5 members) of the Fiscal Council are considered. 3. The figures presented consider the accrual basis and do not include charges.	

		recognition and aligned with the market, if necessary.		
Total compensation	18,045,789.64	204,991,368.16	1,633,972.55	224.671.130.35

Year ended December 31, 2021				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.25	8.61	5.00	26.86
Number of compensated members	13.25	8.61	5.00	26.86
Annual fixed compensation				
Salary or pro-labore	11,233,740.06	26,723,539.06	1,572,552.90	39,529,832.02
Direct and indirect benefits	-	6,638,797.07	-	6,638,797.07
Participations in Committees	4,421,432.02	0.00	-	4,421,432.02
Others	-	0.00	-	-
Description of other fixed compensation	-	-	-	
Variable compensation				
Bonus	-	35,350,518.41	-	35,350,518.41
Profit sharing	-	0.00	-	
Participation in meetings	-	0.00	-	
Committees	-	0.00	-	
Others	-	12,686,182.44	-	12,686,182.44
Description of other variable compensations	-	Comment (4)	-	
Post-employment	-	0.00	-	-
Termination of position	-	17,759,883.29	-	17,759,883.29
Share-based, including options	-	85,051,105.52	-	85,051,105.52
Comments	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the effective members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The figures presented consider the cash basis and do not include charges.	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. "Termination of position: severance payments made to Executive Officers who have left the company in 2019 and 2020. 3. The figures presented consider the cash basis and do not include charges. 4. Amount intended for bonuses linked to the strategy for hiring and retaining key people for the company, aiming at competitive recognition and aligned with the market, if necessary.	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The effective members (5 members) of the Fiscal Council are considered. 3. The figures presented consider the cash basis and do not include charges.	
Total compensation	15.655.172.08	184,210,025.79	1,572,552.90	201.437.750.77

Year ended December 31, 2020				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members	13.25	6.35	4.75	24.35
Number of compensated members	13.25	6.35	4.75	24.35
Annual fixed compensation				
Salary or pro-labore	9,541,887.60	22,404,890.44	1,680,907.88	33,627,685.92
Direct and indirect benefits	-	6,730,673.70	-	6,730,673.70
Participations in Committees	2,707,977.62	-	-	2,707,977.62
Others	2,310,506.52	4,480,978.09	336,181.58	7,127,666.19
Description of other fixed compensation	INSS on fixed fees	INSS on fixed fees	INSS on fixed fees	
Variable compensation				
Bonus	-	36,629.008.34	-	36,629.008.34
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-
Committees	-	-	-	-
Others	-	9,709,809.10	-	9,709,809.10
Description of other variable compensations		Other charges paid on compensation		
Post-employment	-	-	-	-
Termination of position	-	39,473,868.92	-	39,473,868.92
Share-based, including options	-	45,992,204.06	-	45,992,204.06
Comments	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the effective members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The amounts presented consider the cash basis and include charges.	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. It includes the Bonus that was due for payment in 2019 (which was suspended due to the accident), in addition to the Bonus due for payment in 2020. 3. Severance payments made to Executive Officers who have left the company in 2018, 2019 and 2020. 4. It includes the Matching that was due for payment in 2019 (which was suspended due to the accident), in addition to the Matching and VSP due for payment in 2020. 5. The amounts presented consider the cash basis and include charges.	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The effective members (5 members) of the Fiscal Council are considered. 3. The amounts presented consider the cash basis and include charges.	

Total compensation	14,560,371.74	165,421,432.65	2,017,089.46	181,998,893.85

8.3. Variable compensation related to the past three reporting years and expected compensation forecast for the current reporting year of the board of directors, board of executive officers and fiscal council:

Forecast for the current reporting year (2023)				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members (1)	13.50	9.06	5.00	27.56
Number of Members Receiving Compensation(2)	-	9.06	-	9.06
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	84,103,295.99	-	84,103,295.99
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	35,043,040.08	-	35,043,040.08
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 8.2.
(2) Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2023, according to the panel of targets and other 2022 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2023, according to the panel of target and other 2022 results.

Year ended December 31, 2022				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members (1)	13.42	9.59	5.00	28.01
Number of Members Receiving Compensation(2)	-	9.59	-	9.59
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	84,729,984.86	-	84,729,984.86
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	35,304,160.45	-	35,304,160.45
Value effectively recognized in the income for the reporting year (6)	-	45,527,161.57	-	45,527,161.57
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-

Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-
Amount effectively recognized in the income for the reporting year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 8.2.
(2) Number of members, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of targets and other 2020 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of target and other 2020 results.
(6) Value referring to the result calculated in the reporting year, regarding the annual bonus program, linked to the results and targets for the 2020 reporting year, for payment in 2021.

Year ended December 31, 2021				
	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members (1)	13.25	8.61	5.00	26.86
Number of Members Receiving Compensation(2)	-	8.61	-	8.61
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	43,921,935.48	-	43,921,935.48
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	21,960,967.74	-	21,960,967.74
Value effectively recognized in the income for the reporting year (6)	-	35,350,518.41	-	35.350.518,41
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-
Amount effectively recognized in the income for the reporting year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 8.2.
(2) Number of members, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of targets and other 2020 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of target and other 2020 results.
(6) Value referring to the result calculated in the reporting year, regarding the annual bonus program, linked to the results and targets for the 2020 reporting year, for payment in 2021.

Year ended December 31, 2020

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members [1]	13.25	6.35	4.75	24.35
Number of Members Receiving Compensation[2]	-	6.35	0.00	6,35
Bonus[3]				
Minimum Amount Forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum Amount Forecast in the compensation plan[4]	0.00	42,667,926.48	0.00	42,667,926.48
Amount Forecast in the compensation plan if the targets are reached ("Target") [5]	0.00	21,333,963.24	0.00	21,333,963.24
Value effectively recognized in the income for the reporting year [6]	0.00	19,048,646.32	0.00	19,048,646.32
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting year	-	-	-	-

[1] Annual average of the number of members of said body verified monthly pursuant to item 8.2.
[2] Number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
[3] Considers only the portions of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the reporting year.
[4] Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of target and other 2019 results.
[5] Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of target and other 2019 results.
[6] Refers to the annual bonus program, linked to the results and targets of the 2019 reporting year, paid in 2020. This amount does not consider the bonus paid in 2020 linked to the 2018 reporting year, whose payment was suspended in 2019 due to the accident (the amount was R$ 17.580.362,02).

8.4. Regarding the share-based compensation of the Board of Directors and Board of Statutory Executive Officers, in force in the last reporting year and anticipated for the current reporting year

The Company has two share-based compensation plans for the Executive Committee and the Non-Statutory Board (VSP and Matching), not extended to members of the Board of Directors. None of the plans include the Company's stock options.

The main objectives of stock-based compensation plans are: (i) focusing on management efforts in the creation of value and wealth for Vale, (ii) aligning interests of executives and shareholders, (iii) reinforcing the culture of sustainable performance, (iv) serve as an executive retention lever and (v) encourage the "feeling of owner".

Share-based compensation plans are responsible for aligning in the long-term the interests of shareholders and members of the Company's Executive Committee and Non-Statutory Officers, as they ensure that there are only gains for executives when there are also gains for the Company.

Thus, the plans contribute to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. Share-based compensation plans are designed with support from a specialized consulting firm and take into account the transactions of the national and international market.

The design of the share-based compensation plans incorporates the Company's performance factor, the variation of its shares over the three-year year period and, still, in the case of the VSP, the Company's relative performance compared to a group of companies with characteristics similar to Vale, and, since 2020, comprises the Company's main strategic deliveries (via ESG metrics).

a. general terms and conditions

Vale Stock Plan ("VSP")

According to the VSP definition in item 8.1.c.i, it is applied applies to members of the Executive Committee and Non-Statutory Officers.

For the purposes of calculating the number of units to be granted to each participant of the program at the beginning of the cycle, the following is considered: (a) the fee at the end of the year before the beginning of the cycle, (b) the reference value for the program, according to the level and location of the participant in the previous year and (c) the historical price of the shares issued by Vale in the last 60 trading sessions of the year prior to the beginning of the cycle, weighted by the volume of traded shares.

Cycle started in 2020: full payment after three years of cycle; in cash, tied to the value of the shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG.

Cycle started in 2021: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

Cycle started in 2022: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 75% TSR and 25% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

Cycle started in 2023: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 75% TSR and 25% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

In addition to the TSR metric, ESG Performance Metric was included in the Company in 2020, with indicators from Health & Safety and Sustainability, applicable to the whole Company, globally.

As approved by the Annual and Special Shareholders' Meeting of 2021, the award at the end of the cycle, conditioned to the performance of the performance factor, from the cycles started in 2021, will be made through the delivery of common issuance shares after the Company after cycle closure.

In addition to the regular awards, the additional payment referring to virtual dividends, equivalent to dividends/JCP distributed by the company, considering the actions not received by participants (unvested), to be paid at the end of the cycle and based on the following calculation: (i) the amount to be paid by action in the distribution of dividends or interest under equity by the Company to its shareholders during the duration of the cycle; and (ii) the number of shares to which the participant will be entitled to in the award program, after applying the performance parameters (as described in item 8.4).

Matching Program

Matching Program is a long-term compensation incentive, in the form of Restricted Shares, based on the expected performance of the Company reflected in its market value and share price, and which works as a deferral of the annual Bonus, converting part of the of the amount of the bonus paid in the year. Matching applies to members of the Executive Committee and Non-Statutory Officers, and voluntary adhesion for this second group.

In this program, the participation of the members of the Executive Committee is mandatory[9] during the full duration of the cycle while they remain active in the Company. To comply with it,

[9] For specific years where the net Annual Bonus effectively paid is not enough for participation in the Matching program, the obligation of participation is limited to 50% of the net Bonus effectively paid.

they must use their own resources to acquire common shares issued by the Company (through purchases in the market or the use of shares already owned by the participant, detached from current cycles) and keep them in your possession for at least the 3-year cycle.

For the purposes of calculating the number of shares to be granted to each participant at the beginning of the cycle, the following criteria are considered: (i) the participant's fee at the end of the year prior to the beginning of the cycle; (ii) the reference value for matching, according to the participant level and locality at the end of the previous year; and (iii) the average purchase price of shares in the market, on the effective date of the purchase.

After the 3-year cycle, participants who are still in the Company and hold these shares receive the award of the program, corresponding to at least the same number of actions originally acquired, plus the amount of Withholding Income Tax, which is borne by the Company for the executive.

In addition to the awards at the end of each cycle, the Matching program has been carrying out additional payments during the cycles through virtual dividends, equivalent to dividends/JCP distributed by the company, considering the shares not received by participants (unvested). The following are considered as calculation basis: (a) the amount to be paid by action in the distribution of dividends or interest under equity by Vale to their shareholders during the duration of the cycle and (b) the number of shares to which the Participant will be entitled to in the program award.

Stock Ownership Guidelines ("SOG")

In 2019, the SOG rule as indicated in item 8.1.C.I hereof was implemented, which determines the maintenance of a minimum equity position: (a) in relation to the President of the Executive Committee, at least 36 times the monthly base fee; and (b) in the case of other members of the Executive Committee, at least 24 times the monthly base fee. This level of participation can be achieved throughout the mandates, and no shares that are in their possession may be traded before the minimum shareholding position is reached. This obligation does not apply to Non-Statutory Officers.

b. approval date and responsible body

Vale's Board of Directors is responsible for resolving on the proposed adjustments, if any, to the Company's share-based compensation plans. Such adjustments shall be submitted to the approval of shareholders at Vale's General Meeting whenever necessary.

The most recent of the Matching and VSP plans were made by the Board of Directors on November 29, 2018, and December 22, 2022, respectively.

c. maximum number of shares covered

In VSP, the number of common shares granted as a reference under the plan varies according to the basic compensation of each executive, reference multiplier of the program (according to his/her level and location) and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. The maximum number is directly related to the reference multiple.

In Matching, the number of shares granted as a reference in said plan varies according to the base compensation of each executive, the program's reference multiplier (according to the participant level and location) and the purchase price of shares in the market. The maximum number is directly related to the reference multiple.

d. maximum number of options to be granted

Not applicable. There is no granting of stock purchase options under the Company's stock-based compensation plans.

e. conditions for acquisition of shares

Not applicable. Share-based compensation plans do not grant officers with options to acquire Company shares.

f. criteria for setting the acquisition price or reporting year

As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise.

Considering the Company's current plans:

i. in the VSP, for the definition of the reference price to be considered at the beginning of the cycle (for the purposes of calculating the number of shares granted), it is considered the history of prices of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions. To define the reference price to be considered at the end of the cycle (for award purposes), it is considered, for cycles started by 2020 (including) (with awards in virtual shares), the price history of the shares issued by Vale of the last 60 trading sessions of the year of end of the cycle, weighted by the volume of shares traded in each of these trading sessions; and, for cycles beginning from 2021 onwards (which will be awards in actual shares), the average purchase price of Vale's shares issued in the market, at the end of the cycle; and

ii. in Matching, in order to define the reference price to be considered at the beginning of the cycle (for the purpose of calculating the quantity of shares acquired), the average purchase price of Vale's shares is held on the market, at the beginning of the cycle. To set out the reference price to be considered at the end of the cycle (for award purposes), the average purchase price of Vale's shares is issued in the market, at the end of the cycle, is considered.

g. criteria for setting the acquisition term or reporting year

Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for the exercise.

In the VSP, since 2019, the cycles have a duration of three years and with full awards (100% at the end of the cycle, without gradual payments).

In the Matching Program, the reward occurs at the end of the 3-year cycle, and as of 2019 there may also be gradual payments through virtual dividends, whenever there is distribution of dividends or interest on capital by Vale to its shareholders.

h. settlement form

Matching is awarded with the same number of shares initially acquired by the executive, at the end of the three-year cycle, if they remain active in the Company.

In addition to the final award, the Matching program provides for partial payments related to virtual dividends, which will be made whenever there is a distribution of dividends or interest on capital to its shareholders, over the duration of the cycle, and will be paid throughout the cycle.

The VSP, until the 2020 reward, the executive receives cash at the end of the 3-year cycle. After approval by the 2021 Annual and Special Shareholders' Meeting of Shareholders, as of the cycle started in 2021, the VSP will be awarded in the form of shares issued by the Company, in at least the same number of shares initially granted to the participant, multiplied by the performances at the end of the program.

In addition to the awards, the VSP provides for payment related to virtual dividends, which will be due whenever there is the distribution of dividends or interest under equity to its shareholders, over the duration of the cycle, and will be paid in an accrued manner at the end of the cycle.

i. restrictions on the transfer of shares

In the Matching, if the participant trades, transfers or sells any of the shares issued by the Company linked to the Plan within the period of three years, he/she loses the right to the reward at the end of the cycle. This does not apply to the VSP, as the beneficiary will only have access to the shares at the end of 3 years.

Operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, even if such shares were acquired outside the scope of the plan, considering that one of the purposes of Matching is to expose the executive to the value of shares issued by the Company during the period of each cycle and while the executive is active in the Company.

Members of the Executive Committee must also observe the SOG rules, which are described in item 8.1.C.I hereof.

j. criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

In the Matching program, any transfer, trade or sale of the shares issued by Vale linked to the plan by the participant before the end of the three-year cycle, leads to the cancellation of any rights related to the program. This does not apply to the PAV, as the beneficiary will only have access to the shares at the end of 3 years.

In addition to observing the SOG rule for members of the Executive Committee, rules of which are described in item 8.1.c.i hereof and in case of resignation or dismissal for just cause.

k. effects of the departure of the officer from the issuer's bodies on his/her rights under the share-based compensation plan

As these are retention mechanisms, in case of departure on its own initiative, the participant loses the right to receive any awards from the plans. In case of termination or non-renewal of the contract by the Company, the participant receives the amounts to which he/she has already become entitled, in proportion to the period worked, as follows:

(i) for members of the Executive Committee, they will be made only at the end of the cycles and based on the official results (share price and performance metrics) that are determined at the end of the cycles; and
(ii) for other participants, they will be made at the time of termination by the company and based on partial results (stock price and performance metrics) that are calculated in the month prior to the termination.

In the Matching program and in the VSP, the voluntary termination by the officer leads to the extinction of any future rights related to the plans.

Additionally, for members of the Executive Committee, there may still be the application of the Rules of Malus and/or Clawback, which are described in item 8.1.c.i hereof.

8.5. Regarding the share-based compensation in the form of stock options recognized for the past three reporting years, and that anticipated for the current reporting year, for the board of directors and board of statutory board of executive officers:

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock purchase options.

8.6. Regarding each granting of stock options provided in the last 3 social years and planned for the current reporting year, the board of directors and the statutory board of executive officers:

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.7. Regarding open stock options of the Board of Directors and Board of Statutory Executive Officers at the end of the reporting year:

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.8. Regarding the options exercised related to share-based compensation of the board of directors and board of executive officers, in the last 3 reporting years:

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.9. Regarding share-based compensation, in the form of shares to be delivered directly to beneficiaries, and that anticipated for the current reporting year, for the Board of Directors and Board of Statutory Executive Officers, prepare a table with the following content:

Forecast for the current reporting year (2023)		
	Board of Directors	Executive Committee
Total number of members (1)	13.50	9.06
Number of compensated members (2)	-	9.06
Potential dilution in case of granting all actions to beneficiaries	N/A	N/A

Year ended December 31, 2022		
	Board of Directors	Executive Committee
Total number of members (1)	13.42	9.59
Number of compensated members (2)	-	9.59
Potential dilution in case of granting all actions to beneficiaries	N/A	N/A

Year ended December 31, 2021		
	Board of Directors	Executive Committee
Total number of members (1)	13.25	8.61
Number of compensated members (2)	-	8.61
Potential dilution in case of granting all actions to beneficiaries	N/A	N/A

Year ended December 31, 2020		
	Board of Directors	Executive Committee
Total number of members (1)	13.25	6.35
Number of compensated members (2)	-	6.35
Potential dilution in case of granting all actions to beneficiaries	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
(2) Corresponds to the number of executive officers and advisors linked to the Matching program, as provided for in Annual Circular Letter 2023 CVM/SEP.

For further information, see item 8.4 of this Reference Form.

8.10. Regarding each grant of shares provided in the last 3 reporting years and planned for the current reporting year, the board of directors and the statutory board of executive officers, prepare table with following content:

Forecast for the current reporting year (2023)		
	Board of Directors (5)	Executive Committee
Total number of members (1)	13.50	9.06
Number of compensated members (2)	-	9.06
Grant date	N/A	03/30/2023
Number of shares granted	N/A	299,676
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant (3)	N/A	94.00
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant (4)	N/A	28,169,544.00

Year ended December 31, 2022		
	Board of Directors	Executive Committee
Total number of members [1]	13.42	9.59
Number of compensated members [2]	-	9.59
Grant date	N/A	03/30/2022
Number of shares granted	N/A	170,730
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant	N/A	96,0330
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	16,395,714.09

Year ended December 31, 2021		
	Board of Directors	Executive Committee
Total number of members [1]	13.25	8.61
Number of compensated members [2]	-	8.61
Grant date	N/A	03/29/2021
Number of shares granted	N/A	132,140
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant	N/A	96.5561
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	12,891,063.05

Year ended December 31, 2020		
	Board of Directors	Executive Committee
Total number of members [1]	13.25	6.35
Number of compensated members [2]	-	6.35
Grant date	N/A	03/23/2020
Number of shares granted	N/A	349,169
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant	N/A	34.3355
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	11,988,892.20

[1] The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
[2] Corresponds to the number of members, as applicable, linked to the pension plan, as provided for in Annual Circular Letter 2023 CVM/SEP.
[3] Estimated value on the grant date, March 30, 2023 (date of acquisition by the executive of the shares issued by Vale).
[4] Average share price.
[5] Board of Directors' fees do not include variable compensation items and, therefore, there is no grant of shares.

For further information, see item 8.4 of this Reference Form.

8.11. Regarding shares delivered related to shares delivered related to share-based compensation of the board of directors and board of executive officers, in the last three reporting years

Year ended on December 31st, 2022		
	Board of Directors	Executive Committee
Total number of members [1]	13.42	9.59
Number of members receiving compensation [2]	-	9.59
Number of shares[3]	N/A	335,585
Weighted average purchase price [4]	N/A	R$105.07
Weighted average market price of the stock purchased [5]	N/A	R$105.07
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	N/A	-

[1] The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
[2] Corresponds to the number of members, as applicable, linked to the pension plan, as provided for in Annual Circular Letter 2023 CVM/SEP.
[3] This is the number of shares delivered by the Company to the members of the Executive Committee, as the award of the Matching program started in 2019.
[4] Refers to the price of the share issued by the Company, acquired for purposes of the Matching award, cycle 2019/2022.
[5] Considering that the shares issued by the Company were acquired in the market, the average price is equal to the previous line.

Year ended on December 31st, 2021		
	Board of Directors	Executive Committee
Total number of members [1]	13.25	8.61
Number of members receiving compensation [2]	-	8.61
Number of actions [3]	N/A	296,314
Weighted average purchase price [4]	N/A	R$101.60
Weighted average market price of the stock purchased [5]	N/A	R$101.60
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	N/A	-

[1] The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
[2] Corresponds to the number of members, as applicable, linked to the pension plan, as provided for in Annual Circular Letter 2023 CVM/SEP.
[3] This is the number of shares delivered by the Company to the members of the Executive Committee, as the award of the Matching program started in 2018.
[4] This is the price of the share issued by the Company, at the end date of the 2018 Matching cycle, for awards in 2021.
[5] Considering that the shares issued by the Company were acquired in the market, the average price is equal to the previous line.

Year ended December 31, 2020		
	Board of Directors	Executive Committee
Total number of members[1]	13.25	6.35
Number of members receiving compensation[2]	-	6.35
Number of actions [3]	N/A	432,920
Weighted average purchase price [4]	N/A	R$44.06
Weighted average market price of the stock purchased [5]	N/A	R$44.06
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	N/A	-

[1] The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
[2] Corresponds to the number of executive officers and advisors linked to the Matching program, as provided for in Annual Circular Letter 2023 CVM/SEP.
[3] That is a total of 132,157 shares related to the Matching cycle started in 2016 (whose payment was suspended in 2019 and happened only in 2020) and 300,763 shares related to the cycle started in 2017 (with payment originally scheduled for 2020).
[4] This is the simple average between the weighted average price of the 2016 cycle (whose payment was suspended in 2019 and happened only in 2020), which was R$ 46,35 and the weighted average price of the 2017 cycle (with payment originally scheduled for 2020), which was R$41,47.
[5] Considering that the shares issued by the Company were acquired in the market, the average price is equal to the previous line.

8.12. Summary description of information necessary to understand the data disclosed in items 8.5 to 8.11, such as the explanation regarding the stock and option pricing methods, indicating at least:

Item not applicable compared to items 8.5 to 8.8 hereof, considering that Vale's share-based compensation plans do not include the grant of stock options.

Nevertheless, for the purposes of items 8.9 to 8.11, it bears emphasizing that, for the reporting years of 2020, 2021 and 2022, and the forecast for 2023, the amounts paid and the shares delivered to the Company's share-based variable compensation plans were considered (Matching and VSP), for which the applicable performance prices and performance factors were considered, according to the policy of the programs.

Therefore, to provide the benefits of the Matching program, the Company may purchase shares directly in the market or in its treasury. For the VSP, only shares will be delivered from the cycle started in 2021, and award of which will take place in 2024, for which the Company may also purchase shares directly in the market or in its treasury.

Information on the number of shares delivered and weighted average price, reported in item 8.11, consists of the total number of shares that were awarded by the Company to the members of the Executive Committee in the year in question, according to the price established in the policy of the programs, described in item 8.4 hereof.

8.13. Inform the number of shares, quotas and other securities convertible in shares or quotas, issued, in Brazil or abroad, by the issuer, their direct or indirect controlling companies, controlled companies or under common control, which are held by members of the board of directors, the statutory board of executive officers or the audit board, grouped by entity

Shareholders as of December 31, 2022	ON
Board of Directors [1]	98,007
Executive Committee [2]	2,151,292
Fiscal Council	9,635
Total[3]	2,258,934

[1] Includes 790 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale.
[2] Includes 134,919 shares in the form of ADRs, on the New York Stock Exchange, issued by Vale.
[3] Includes 135,709 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale.

8.14. Regarding the current pension plans provided to the members of the board of directors and the statutory officers:

According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed remuneration, into Valia - Fundação Vale do Rio Doce de Seguridade Social ("Valia"), or in another supplementary pension plan at the choice of the member of the Executive Committee.

In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia	Board of Directors	Executive Committee	Total
Number of members [1]	-	10 members	-
Name of the Plan	Benefit Plan Vale Mais		
Number of administrators who qualify for retirement	-	5, of whom (i) 2 per Normal Retirement Income and (ii) 3 per Early Retirement Income.	-
Conditions for early retirement	-	▪ be at least 45 years of age; ▪ to have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); ▪ have terminated the employment contract with the sponsor or have lost the status of manager.	-
Updated amount of accumulated contributions in	-	R$ 15,792,885.69 [2]	-

Valia	Board of Directors	Executive Committee	Total
the pension plan until the end of the last reporting year, minus the portion related to contributions made directly by the administrators			
Accumulated total amount of contributions made during the last reporting year, minus the portion related to contributions made directly by the administrators	-	R$ 2,787,256.89 (3)	-
Possibility of early redemption and conditions	-	The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability and is not using the benefit of the Vale Mais Plan shall be eligible to receive the redemption. The redemption value will be equal to 100% of the participant's account + 1% of the sponsor's account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that account.	-

(1) Corresponds to the number of directors and officers, as applicable, linked to the retirement plan, as provided for in Annual Circular Letter 2023 CVM/SEP.
(2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2022.
(3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the reporting year of 2022.

8.15. In form of a table, nominate, for the 3 last reporting years, regarding the board of directors, statutory board of executive officers and fiscal council:

Board of Directors	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2022 (1)	13.42	13.42	2,578,118.67	759,315.96	1,345,027.80
2021 (1)	13.25	13.25	2,042,308.16	765,011.50	1,181,522.42
2020 (1)	13.25	13.25	1,515,887.77	697,332.64	924,518.13

(1) The members of the Board of Directors with the highest and lowest individual compensations were compensated for twelve months in the period. It does not consider charges and considers participation in committees for effective members.

Executive Committee	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2022 (1) (2)	9.59	9.59	59,948,669.98	7,351,596.64	21,375,533.70
2021 (1) (3)	8.61	8.61	55,144,333.69	11,309,940.55	21,394,892.66
2020 (1) (4)	6.35	6.35	31,517,607,55	6,668,017.46	23,836,572.62

(1) Amounts without charges.
(2) The lowest individual remuneration refers to a member with 12 months of activity, in view of the guidance to exclude members who have exercised the function for a shorter period in 2022.
Average compensation refers to the total amount paid to Executive Committee members divided by the count of active members, as per guidance.
The highest individual remuneration refers to a member with 12 months of activity in the company in 2022.

The company reminds that from 2022 the values are reported according to the new methodology, on an accrual basis and no longer on a cash basis, that is, values according to accounting provisions and no longer the payments actually made in the year.
(3) The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period in 2021.
The average compensation refers to the total paid to member of the Executive Committee divided by the number of active members, according to guidelines in the Annual Official Circular Letter 2023 CVM/SEP.
The highest individual compensation refers to a member with 12 months of activity in the company in 2021. The Company clarifies that the maximum individual compensation for the year 2021 was affected by the positive results of the Company in that year, as 87% of the maximum compensation reported referred to payments connected to the Company's performance, the main ones referring to: (i) Matching Program: having paid a share price of R$ 101.60, higher than the original estimate, (ii) bonuses for the year 2020: which had the results of its calculation above the target amount, both in reaching collective goals and individual performance, as well as overall performance in the Company; and (iii) virtual dividends: which were paid in line to the communications and amounts disclosed by the Company to distribute dividends and/or interest under the capital of its shareholders in 2021.
(4) The highest individual compensation refers to a member with 12 months of activity in the company in 2020. The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period in 2020.
The average compensation refers to the total paid to member of the Executive Committee divided by the number of active members, according to guidelines in the Annual Official Circular Letter 2023 CVM/SEP.

Fiscal Council	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2022 (1)	5.00	5.00	326,794.51	326,794.51	326,794.51
2021 (1)	5.00	5.00	314,510.58	314,510.58	314,510.58
2020 (2)	4.75	4.75	348,453.88	263,834.86	331.530.08

(1) Amounts without charges. The members of the Fiscal Council with the highest and lowest individual compensation were compensated for 12 months in the period.
(2) Amounts without charges. The members of the Fiscal Council with the highest individual compensation were compensated for 12 months in the period, while the member with smallest individual compensation was compensated for 9 months in the period.

8.16. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement, indicating the financial consequences for the issuer

The contracts entered into with the Company's Executive Committee contain indemnification and non-competition (period of unavailability) clauses for cases of termination, non-renewal of the contract and retirement.

Until the 2020 reporting year, the indemnification and non-competition values were fixed based on a multiple of the officer's monthly base salary.

At the end of 2020, the severance package for the Company's Executive Committee was reviewed, to be implemented as of 2021, in the following terms:

i. establishment of a range varying from zero to the current multiple of the officer's monthly of the base salary, being the final value to be defined for each officer for indemnification for the period of unavailability (non-competition clause) to be appreciated by the Board of Directors. The adjustments allow the Company to establish indemnity funds compatible with the complexity of the position, maturity of the executive in the function and performance in the conduct of results, replacing the previously defined fixed and previously defined multiples in the same way for all; and
ii. changes in the payment format of long-term variable compensation programs that are in force at the time of termination of the officer, which will be paid only at the moment of the vesting of the cycles and based on the official results obtained (share price and performance metrics), and no longer at the time of termination based on partial results.

Vale do not sign with the members of the Board of Directors and members of the Audit Committee any other contractual arrangements, insurance policies or other instruments that

structure compensation or indemnification mechanisms in case of removal from office, which are not described herein.

8.17. Regarding the 3 last reporting years and forecast for current reporting year, indicate the percentage of total compensation of each administrative body recognized in the issuer's results, related to members of the board of directors, statutory board of executive officers or fiscal council who are parties related to the controllers, direct or indirect, as defined by the accounting rules that address this matter

	2023 (forecast)	2022	2021 (1)	2020
Board of Directors	N/A	N/A	17.9%	32.6%
Executive Committee	N/A	N/A	-	-
Fiscal Council	N/A	N/A	-	-

(1) On November 9, 2020, the Vale's Shareholders' Agreement entered into on August 14, 2017 was extinguished and Vale no longer has controlling shareholders. The effect of the extinction of the Shareholders' Agreement on the remuneration of the members of the Board of Directors occurred at the time of Vale's Annual General Meeting in April 2021 and, therefore, the percentage presented for the year 2021 represents the respective remuneration until April 2021.

8.18. Regarding the last three reporting years and the forecast for the current reporting year, indicate the values recognized in the issuer's results as compensation paid to members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council, grouped by administrative body, for any reason other than the position they hold, such as, for instance, commissions and consultancy or advisory services provided

There was no payment in the last 3 social years, and there is no provision for payment for the current reporting year, compensation for members of the Board of Directors, the Executive Committee or the Fiscal Council for any reason other than the functions they hold.

8.19. Regarding the last three reporting years and the forecast for the current reporting year, indicate the values recognized in the results of direct or indirect controllers, companies under common control and subsidiaries of the issuer, such as compensation paid to members of the Board of Directors, Board of Statutory Executive Officers or Fiscal Council of the issuer, grouped by administrative body, specifying to what titles such values were attributed to such individuals

Not applicable. In the event that members of the Board of Directors, Executive Committee or Fiscal Council of Vale perform any activity in companies under common control or controlled by Vale, any fees proposed to the appointed member are waived, considering that the management function has already been it is part of their initial attributions as employees of Vale, therefore, there should be no accumulation of remuneration.

8.20. Provide other information that the issuer deems relevant

The Company clarifies that the reporting methodology used to disclose its compensation was changed to the accrual basis as of the fiscal year relating to 2022, with the purpose of aligning the compensation amounts with the estimates of the amounts subject to provision in the financial statements.

Due to this fact, the Company presents in the table below:

(i) the proposed compensation for the 2023 fiscal year according to the accrual basis, which will be subject to approval at the Annual and Extraordinary General Meeting to be held on April 28, 2023; and
(ii) for exclusively informational and comparability purposes only, the compensation amounts paid in fiscal years 2022, 2021 and 2020, according to the accrual basis:

Accrual basis	Forecast 2023	Actual 2022	Actual 2021 (Proforma)	Actual 2020 (Proforma)

Board of Directors [1]	21,600,497	18,045,790	15,685,551	12,285,410
Advisory Committees [2]	200,000	1,961,746	5,492,869	10,956,965
Fiscal Council	1,676,833	1,633,972	1,572,553	1,680,578
	23,477,330	21,641,508	22,750,973	24,922,953
Executive Committee				
Annual fixed compensation				
Salary or fee	30,384,220	31,297,473	26,723,539	22,840,769
Benefits	7,659,028	8,339,270	6,578,055	6,744,215
	38,043,249	39,636,743	33,301,594	29,584,984
Variable compensation				
Bonus	46,617,592	45,527,162	42,959,956	32,436,700
Others	19,013,042	14,779,565	12,686,182	6,324,696
	65,630,635	60,306,726	55,646,138	38,761,396
Termination of the exercise of the position	9,247,220	10,252,402	7,909,251	33,940,774
Shared based compensation	88,700,956	94,795,497	66,887,193	62,974,675
	97,948,176	105,047,899	74,796,444	96,915,449
Total	225,099,389	226,632,877	186,495,148	190,184,782

[1] Includes compensation due to members of the Board of Directors for participation in committees.
[2] Includes the remuneration of external members and alternate members of the Board of Directors who participate in committees.

Exhibit V. Draft copy of the Corporate Bylaws with markup shown and table of proposed amendments.

Comparative Table - Proposed Bylaws Changes
(Article 12, item II, of CVM Resolution No. 81/22)

Current By-Laws	Amendment Proposal	Justification
Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,778,889,263 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,778,889,251 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...)	Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,~~778~~539,~~889~~007,~~263~~ 580 (four billion, ~~seven~~ five hundred and ~~seventy-eight~~thirty-nine million, ~~eight hundred and eighty-nine~~seven thousand, ~~two hundred and sixty-three~~five hundred and eighty) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,~~778~~539,~~889~~007,~~251~~ 568 (four billion, ~~seven~~ five hundred and ~~seventy-eight~~thirty-nine million, ~~eight hundred and eighty-nine~~seven thousand, ~~two hundred and fifty-one~~five hundred and sixty-eight) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...)	Adjustment of wording to reflect the cancellation of 239,881,683 common shares approved by the Board of Directors on 03/02/2023. The cancelled shares were acquired in buyback programs and were held in treasury until the respective cancellation date. *Legal and economic effects*: The acquisition of own shares with subsequent cancellation increases the percentage of the shareholder's interest in the Company's capital stock and is capable of providing a greater return in terms of remuneration (dividends and interest on equity). Pursuant to the legislation, the cancelled shares had no political or economic rights since their acquisition by Vale until the cancellation date.

BY-LAWS

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 – Vale S.A., referred to in abbreviated form as "Vale" or "Company", is a Brazilian joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph – With Vale's entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, Executive Vice Presidents and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules").

Article 2 - The purpose of the Company is:

I. the exploitation of mineral deposits in Brazil and abroad by means of research, including through aerial surveying, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II. the building and operation of railways and the exploitation of own- or third-party rail traffic;

III. the building and operation of own- or third-party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.

Article 3 - The head office and legal venue of the Company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, in the Federative Republic of Brazil, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the Company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,~~778~~539,~~889~~007,~~263~~ 580 (four billion, ~~seven~~ five hundred and ~~seventy-eight~~thirty-nine million, ~~eight hundred and eighty-nine~~seven thousand, ~~two~~ five hundred and ~~sixty-three~~eighty) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,~~778~~539,~~889~~007,~~251~~ 568 (four billion, ~~seven~~ five hundred and ~~seventy-eight~~thirty-nine million, ~~eight hundred and eighty-nine~~seven thousand, ~~two~~ five hundred and ~~fifty-one~~sixty-eight) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.

§ 1 - The shares are common shares and "special"-class preferred shares. Vale cannot issue other preferred shares.

§ 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws.

§ 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.

§ 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§ 5 - The shareholder holding special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§ 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the Company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5.

Article 6 - The Company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares.

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by

public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced.

§ 3 - Provided that the plans approved by the General Meeting are complied with, the Company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I - change of name of the company;

II - change of location of the head office;

III - change of the corporate purpose with reference to mineral exploitation;

IV - the winding-up of the Company;

V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the Company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI - any alteration of the rights assigned to the types and classes of the shares issued by the Company in accordance with the prescriptions set forth in the present By-Laws;

VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The Shareholders' General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors.

§ 1 - An Extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special-class share shall be formally requested by the Company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the Company, and the Secretary shall be appointed by the Chairman of the Meeting.

§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by another director or by a person specially appointed by the Chairman of the Board of Directors.

§ 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Committee (new name for the Executive Board) shall be responsible for the administration of the Company.

§ 1 - The investiture of the members of the Board of Directors and Executive Committee shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Committee, as applicable, as well as in compliance with the applicable legal requirements.

§ 2 - The term of office of the members of the Board of Directors and the Executive Committee shall be extended until their respective successors have taken office.

§ 3 - The positions of Chairman of the Board of Directors and Company's President or the Company's main executive may not be held by the same person.

§ 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the remuneration fixed by the General Meeting among its members and the Executive Committee.

§ 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in Articles 15 *et seq.* of Section II – Advisory Committees hereinafter.

§ 6 - The members of the Board of Directors and the Executive Committee shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting, as set forth in this article, and shall be formed of a minimum of 11 (eleven) and a maximum of 13 (thirteen) members and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§ 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§ 2 - From among the members of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the Company.

§ 3 - Of the members of the Board of Directors, at least seven (7) shall be independent directors (as defined in § 4 of this article), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder.

§ 4 - For the purposes of this article, the following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company's capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company's capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years,

consecutively or not, as a director of the Company will not be deemed an independent director.

§ 5 - The Chairman and the Vice-Chairman of the Board of Directors shall be individually elected by the General Meeting, subject to Article 10, § 3.

§ 6 - If the elected Chairman is not an independent director, the elected independent members shall appoint an independent director with the duties described in §6 of this article; even if the Chairman is an independent director, the Board of Directors may proceed with this appointment. The director appointed pursuant to this paragraph shall act, in alignment with the Investor Relations area, as an alternate contact for the shareholders, as well as in support of the Chairman of the Board of Directors and as an element for connection and mediation between the Chairman and the other directors, in all cases without an individual decision-making role; the internal rules of the Board of Directors may regulate this position, considering the limits established herein. This independent director shall always report interactions had directly with shareholders to the Board of Directors, in order to keep informational unity within the Board of Directors.

§ 7 - The Board of Directors shall be represented externally by its Chairman, or by a director and for the purposes indicated by the Chairman.

§ 8 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective replacements in the first General Meeting to be held after the vacancy.

§ 9 - In cases of (i) impediments; or (ii) vacancy in the position of director; the remaining directors may, at their discretion, with the exception of the provisions in §§ 3 and 12 of this article, appoint the replacement, who shall serve until the first General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§ 10 – Except for the right to use the separate vote described in §§4 and 5 of article 141 of Law No. 6,404/76, in the event there is a controlling shareholder, subject to §§ 11 and 12 of this article, and/or a request to adopt the multiple vote regime, the election shall follow the following process:

I. Based on a reasoned proposal of the Appointments and Governance Committee, the Board of Directors shall approve, at least five (5) days prior to notice of a General Meeting that will elect the new board, according to the disclosed calendar of corporate events, a list of candidates to the board with a number corresponding to at least the proposal for composition in that term of office, respecting the limits of the By-Laws, and always considering the candidate's availability for the position in terms of time, including considering the duties of simultaneous exercise of similar duties with other entities, especially publicly-traded companies;

II. The list mentioned in item I above shall be disclosed at least 5 (five) days prior to the date of disclosure of management's proposal and the Absentee Ballot;

III. The candidates named on the list referred to in item II above, as well as any candidates whose inclusion in the Absentee Ballot is requested on a timely basis in accordance with the rules established by the CVM, shall have their names submitted to the General Meeting;

IV. Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the Meeting, shall be subject to individual voting;

V. If a separate vote is requested, if applicable, the election referred to in this § 10 shall be for the other directors, except for the provision in § 2 of this article.

§11 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the General Meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, when applicable, will not participate in the multiple vote regime and will not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§ 12 - With the exception of members elected by means of separate vote, respectively, by the employees of the Company (and his/her respective alternate) and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, elected through the multiple vote system by the General Meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the provisions in § 9 shall apply, in which case the remaining directors may appoint the replacement until the first General Meeting, which shall elect the whole Board.

Subsection II – Workings

Article 12 - The Board of Directors shall meet on an ordinary basis at least 8 (eight) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by 1/3 (one third) of directors acting together.

§1 - The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, or by teleconference, videoconference, electronic deliberation, or other means of communication that could ensure effective participation of its members, information security and authenticity of vote. Meetings shall also be permitted where Board Members participate by a combination of one or more of the means mentioned above.

§2 - Any member of the Board of Directors that cannot participate in the meeting by the means established in §1 above will be considered present at the Board of Directors' meeting if he or she votes on the matters listed on the agenda by means of written statement submitted to the Chairman of the Board in advance or by the end of the meeting

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

Subsection III – Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I. electing, evaluating and removing, at any time, the Company President and Executive Vice Presidents, and assigning functions to them;

II. distributing the remuneration established by the General Meeting among its members and those of the Executive Committee;

III. assigning the functions of Investor Relations to an Executive Vice President;

IV. approving the guidelines relating to selection, evaluation, development and remuneration of members of the Executive Committee;

V. defining the bundle of Corporate Policies of the Company and approving the preparation, revision or revocation of those policies;

VI. establishing the general guidance of the business of the Company, its wholly owned subsidiary companies and controlled companies, considering safety of people, social progress and respect for the environment;

VII. approving the purpose, strategic guidelines and the strategic plan of the Company submitted by the Executive Committee, in the case of the strategic guidelines and strategic plan, on an annual basis, as well as acting as guardian for execution of the approved strategy and its tie to the Company's purpose;

VIII. approving the Company's annual and multi-annual budgets, submitted to it by the Executive Committee;

IX. monitoring and evaluating the economic and financial performance of the Company, considering Vale's performance in its sustainability initiatives;

X. approving investments and/or divestiture opportunities, executing agreements, contracts and waiving rights submitted by the Executive Committee which exceed the limits established for the Executive Committee as defined by the Board of Directors, with the exception of the provision in item XII, below;

XI. issuing opinions on operations relating to merger, split-off, incorporation in which the Company is a party;

XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in, acquisition of, sale of or removal directly or indirectly from the capital of other companies or organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, in all cases that surpass the limits of authority of the Executive Committee established by the Board of Directors;

XIII. approving the general guidelines for risk management of the Company, as well as periodically reviewing the Company's exposure to risks and the efficacy of the Company's risk management systems, internal controls and integrity and conformity system;

XIV. approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral proposed by the Executive Committee, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;

XV. calling General Meetings and approving the accounts of the Executive Committee, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Committee, to the later direction to the appreciation of the Ordinary General Meeting;

XVII. selecting, assessing, removing and setting the scope of work for external auditors of the Company, in each case based on the Audit and Risks Committee's recommendation, and observing applicable legislation;

XVIII. appointing, assessing and removing the persons responsible for the General Corporate Governance Office and the Audit and Compliance Office, who shall report directly to the Board of Directors;

XIX. approving the general principles and the annual audit plan of the Company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX. overseeing the management of the members of the Executive Committee and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the integrity of the Company;

XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;

XXII. defining the guidelines for the Executive Committee's preparation of the Integrated Reporting, in line with best practices;

XXIII. acting as guardian of the Company's culture, ensuring its ownership with respect to the strategic guidelines, supporting the advancement of modernizing initiatives, when necessary;

XXIV. approving the Code of Conduct of the Company to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies, as well as acting as a guardian of the company's commitments related to human rights

XXV. approving general principles relative to the corporate responsibility of the Company, mainly those related to: sustainability, health, safety, and social responsibility of the Company, proposed by the Executive Committee;

XXVI. establishing authority for the Executive Committee in relation to the purchase of, sale of and placing of liens on fixed and intangible assets, provision of guarantees and for the constitution of encumbrances, as well as approving operations that surpass the limits of authority established for the Executive Committee, pursuant to the provisions set forth in Article 7 of the present By-Laws;

XXVII. approving the contracting of loans and financing that exceed the consolidated debt limitations, as defined in the delegation of authority policy;

XXVIII. approving general principles to avoid conflicts of interest and for executing transactions with related companies, as well as transactions of such nature that exceed the limits of authority of the Executive Committee established by the Board of Directors. Transactions with related companies must be executed in commutative market conditions, with it being understood that members with potentially conflicting interests must be excluded from participating in any decision-making process;

XXIX. expressing its opinion regarding any matter to be submitted to the General Meeting;

XXX. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXI. approving the issue of subscription bonuses, limited to the authorized capital amount

XXXII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;

XXXIII. approving internal rules of the Board of Directors and Advisory Committees;

XXXIV. reviewing and reporting annually who the independent members of the Board are, as well as, with the same frequency, indicating and justifying any new circumstances that may alter their condition of independence;

XXXV. preparing and disclosing a substantiated opinion on any tender offer to purchase the Company's shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale's shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the Company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a

substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder's responsibility to make a final decision about such acceptance; and,

XXXVI. appointing, as submitted by the Executive Committee, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the Company participates, directly or indirectly, with the authority to delegate powers to the Executive Committee for such purpose.

SECTION II - ADVISORY COMMITTEES

Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Capital Allocation and Projects Committee, Audit and Risks Committee, Appointments and Governance Committee, Personnel and Compensation Committee, and Sustainability Committee.

§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, non-permanent committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.

§ 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of Article 10, §4 above.

Subsection I – Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II – Composition

Article 17 - The members of the committees shall have experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The Board of Directors shall appoint, among its members, the Coordinators and other members of the committees, being respected the provisions of Art. 20 below regarding the appointment of the Audit and Risks Committee members.

Sole Paragraph - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and shall be effective until (i) the end of the unified management term of the members of the Board of Directors, with reappointment permitted, or (ii) their removal by the Board of Directors or resignation, which can occur at any time.

Subsection III – Workings and Responsibilities

Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each committee; the provisions of Subsection IV below shall be observed with respect to the Audit and Risks Committee.

§ 1 - The committees established within the Company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§ 2 - Except if required by applicable legislation or regulations, the committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV – Audit and Risks Committee

Article 20 - The Audit and Risks Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements:

I - the members must be independent directors of the Company;

II - at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and

III - the following are not allowed to be members of the Audit and Risks Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, if there is one, of associated companies or of companies under common control, either directly or indirectly.

§1 - To be considered independent, the member of the Audit and Risks Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit and Risks Committee.

§2 - The duties of the Audit and Risks Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors.

Article 21 - The Audit and Risks Committee is responsible for, among other matters:

I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of external auditor services and other services that may be provided by the Company's external auditors;

II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements;

III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the Company's financial statements;

IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements;

V - evaluating and monitoring the Company's risk exposure;

VI - evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies related to its scope of activities, including the policy on related party transactions;

VII - ensuring that the Company has procedures to be used to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower's identity and the confidentiality of the information;

VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the Company, and telling the Company's management at any point to retain compensation of the external auditors; and

IX - mediate any disagreements between management and internal and external auditors regarding the Company's financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters.

Article 22 - For adequate performance of its duties, the Audit and Risks Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit and Risks Committee and approved by the Board of Directors.

SECTION III - EXECUTIVE COMMITTEE

Subsection I – Composition

Article 23 - The Executive Committee is the statutory body for the executive management and representation of the Company, and its members shall fulfill the duties and have the authorities of the Executive Board, according to Chapter XII of Law 6.404/76. The Executive Committee shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the President and the others Executive Vice Presidents.

§ 1 - The President shall submit to the Board of Directors the names of candidates for the Executive Committee with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§ 2 - The members of the Executive Committee shall have their individual duties defined by the Board of Directors.

§ 3 - The management term of the members of the Executive Committee shall be 3 (three) years, and re-election shall be permitted.

Subsection II – Workings

Article 24 - The President and other members of the Executive Committee shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the President and other Executive Vice Presidents shall be as follows:

§ 1 - In the case of an impairment which temporarily impedes the President from performing his respective duties, the Financial Vice President shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of President, provided that the Board of Directors ratifies such replacement. In the case of the President's temporary absence or leave due to extraordinary circumstances, the President shall designate his own substitute, who shall assume all his legal, statutory, and regulatory rights and responsibilities.

§ 2 - In the case of an impairment which temporarily impedes an Executive Vice President from performing his respective duties or in the case of a Vice President's temporary absence or leave due to extraordinary circumstances, such Vice President shall be replaced, in accordance with the President's nomination, by any of the other Vice President, and such nominated Vice President shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Vice President, excluding voting rights at Executive Committee meetings, for the duration of the temporarily impaired or absent Executive Vice President's term.

§ 3 - Should there be a permanent vacancy in the position of Executive Vice President, the President shall select a substitute officer and submit such officer's name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant Executive Vice President.

§ 4 - Should there be a permanent vacancy in the position of the President, the Financial Vice President shall replace the President and shall assume the duties, rights, and responsibilities of both the President and the Financial Vice

President, until the Board of Directors holds an election to fill the position of President.

Article 25 - In respect of the limits established for each member of the Executive Committee, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Vice President, shall be taken by himself or in conjunction with the President, in matters or situations pre-established by the latter.

Article 26 - The Executive Committee shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the President or his substitute, at the headquarters or Company office, or by teleconference, videoconference, electronic deliberation, or other means of communication that could ensure effective participation, information security and authenticity of the vote. Meetings shall also be permitted in which members of the Executive Committee may participate by a combination of one or more of the above means.

Sole Paragraph - The President shall convene an extraordinary meeting by virtue of the request of at least 3 (three) members of the Executive Committee.

Article 27 - The meetings of the Executive Committee shall only begin with the presence of the majority of its members.

Article 28 - The President shall chair the Executive Committee meetings in order to prioritize consensual approvals amongst its members.

§ 1 - When there is no consent among members of the Executive Committee, the President may (i) withdraw the issue from the agenda, or (ii) attempt to form a majority, with the use of his casting vote.

§ 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the Company shall be taken by majority vote, considered to be all members of the Executive Committee, provided that the favorable vote of the President is included therein.

Subsection III – Responsibilities

Article 29 - The Executive Committee shall be responsible for:

I - approving the creation and elimination of Departments subordinated to each member of the Executive Committee;

II - monitor the preparation or revision of Company Corporate Policies, reviewing and issuing recommendations to the Board of Directors regarding such proposals, approving Company Administrative Policies, and executing the approved policies. Notwithstanding, the Executive Committee may also submit to the Board of Directors proposals to edit, create or exclude Corporate Policies;

III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors, protecting the safety of people, social progress and respect for the environment in all places where the Company operates;

IV - preparing and submitting to the Board of Directors, the Company's purpose, strategic guidelines and the strategic plan, in the case of the latter two, on an annual basis, considering socioenvironmental issues and executing the approved strategic plan;

V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI - planning and steering the Company's operations and reporting the Company's economic and financial performance, as well as Vale's performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators;

VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Committee as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the Company is a party, and conducting approved operations;

IX - subject to the provisions in items XI and XXVIII of Art. 14 of these Bylaws, to deliberate about the incorporation of companies or their transformation into another type of company, participation, disposal or withdrawal, direct or indirectly, in the capital of other companies or organizations, through the exercise of the right of withdrawal, the exercise or waiver of preemptive rights in the subscription and acquisition, direct or indirectly, of equity interests, or any other form of participation or withdrawal permitted by law, all within the limits established by the Board of Directors;

X - approving the contracting of loans and financing within the consolidated debt limitations established by the Board of Directors;

XI - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and with no security interest;

XII - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget;

XIII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIV - prepare the Company's Integrated Report, in line with the guidelines established by the Board of Directors;

XV - submitting to the Board of Directors the general principles relative to corporate responsibility, such as sustainability, health, safety and social responsibility of the Company;

XVI - to deliberate on the acquisition, alienation of fixed and intangible assets, and the rendering and contracting of guarantees in general, including the encumbrance of fixed and intangible assets and investments and the constitution of security interests, in an amount equal or less than the amount established by the Board of Directors, in compliance with the provisions of Art. 7 of these Bylaws;

XVII - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, and the waiving of rights and execution of transactions of any kind, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Committee established by the Board of Directors;

XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX - establishing, based on the limits of authority fixed for the Board of Directors for the Executive Committee, the individual limits of authority of the members of the Executive Committee and throughout the entire hierarchy of whole of the Company's organization;

XX - to deliberate on transactions with related companies within the limits of authority set by the Board of Directors, with due regard for the provisions in item XXVIII of Art. 14;

XXI - to establish the voting guidelines to be followed by its representatives at the General Meetings, or their equivalents at the companies and organizations in which the Company participates, directly or indirectly, respecting the criteria and limits established in the Company's policies and internal rules, with the option to delegate;

XXII – to recommend for deliberation by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the Company participates directly or indirectly, as well as to deliberate on the appointments delegated by the Board of Directors;

XXIII – to deliberate on any matters that are not of the exclusive competence of the General Meeting and the Board of Directors, pursuant to these Bylaws and the legislation in force.

Article 30 - The responsibilities of the President are to:

I - take the chair at meetings of the Executive Committee;

II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Vice Presidents, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV - select and submit to the Board of Directors the names of candidates for Executive Vice President posts to be elected by the Board of Directors, and also to propose the respective removal;

V - coordinate the decision-making process of the Executive Committee, as provided for in Article 28 of Subsection II – Workings;

VI - nominate, whom among the members of the Executive Committee shall substitute an Executive Vice President in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 24 of Subsection II – Workings;

VII - keep the Board of Directors informed about the activities of the Company;

VIII - together with the Executive Vice Presidents, prepare the annual report and draw up the balance sheet.

Article 31 - The Executive Vice Presidents are to:

I - organize the services for which they are responsible;

II - participate in Executive Committee meetings, contributing to the definition of the policies to be followed by the Company and reporting on matters of the respective areas of supervision and coordination;

III - comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive Vice President being responsible for his business units and specific area of activities;

IV - contract the services described in Article 22, in compliance with determinations of the Audit and Risks Committee.

Article 32 - The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Committee, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with one member of the Executive Committee.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 - The Company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Committee.

§ 3 - In the case of commitments assumed abroad, the Company may be represented by a single member of the Executive Committee, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Vice President responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 33 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, as well as to meeting the applicable legal requirements.

Article 34 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 35 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 36 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members.

Sole Paragraph - The members of the Fiscal Council shall provide, their analysis of the management report and the financial statements, in a timely manner so as to allow the Company to comply with the annual calendar of corporate events disclosed to the market.

CHAPTER VI - COMPANY PERSONNEL

Article 37 - The Company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.

CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS

Article 38 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 39 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar

year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the Company.

Article 40 - The proposal for distribution of profit shall include the following reserves:

I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;

II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the Company's share capital.

Article 41 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 42 - At the proposal of the Executive Committee, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 43 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 39 shall be paid at the times and at the places specified by the Executive Committee, those not claimed within 3 (three) years after the date of payment reverting in favor of the Company.

CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO

Article 44 - The direct or indirect sale of control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the Company and owned by the other common shareholders of the Company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the selling controlling shareholder.

Article 45 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings:

"Group of Shareholders" means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder's capital stock.

"Economic Value" means the value of the Company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

Article 46 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the Company's total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the Company (*oferta pública para aquisição,* or "OPA"), in compliance with applicable CVM and B3 regulations and the terms of this Article.

§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the Company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the Company's common shares issued in the OPA.

§ 2 - The minimum purchase price in the OPA of each common share issued by the Company shall be equal to the greater of:

(i) the Economic Value determined in an appraisal report;

(ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§ 3 - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the Company or, as the case may be, the Company itself, formulating a competing OPA, pursuant to the applicable regulations.

§ 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

§ 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the Company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 46.

§ 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article 44 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

§ 7 - The provisions of this Article 46 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription

of Vale's shares, made in a single primary issuance approved at a General Meeting of the Company convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the Company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§ 8 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the Company's capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§ 9 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the Company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

Article 47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the "Defaulting Shareholder"), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

(i) the Board of Directors of the Company shall convene an Extraordinary Shareholders' Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

(ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the Company's common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

Article 48 - The Company shall not register any transfer of common shares to the purchaser or to any person(s) who acquire(s) control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46.

Article 49 - No shareholders' agreement that provides for the exercise of control may be filed at the Company's headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46.

Article 50 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.

Article 51 - Vale's exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.

Article 52 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements:

(i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76;

(ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares.

§ 1 - For the purposes of this Article 52, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.

§ 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the General Meeting, under the Novo Mercado Listing Rules.

CHAPTER IX — ARBITRATION

Article 53 - The Company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (*Câmara de Arbitragem do Mercado*), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.

CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS

Article 54 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.

NOMINATION AND GOVERNANCE COMMITTEE OF VALE S.A.

FINAL NOMINATION REPORT FOR THE 2023 ANNUAL SHAREHOLDERS' MEETING

March 7, 2023

TABLE OF CONTENTS

I. INTRODUCTION 102
a. Nomination and Governance Committee 102
b. Vale's Business Context 103
II. MAIN DISCUSSIONS AND RECOMMENDATIONS OF THE COMMITTEE 105
a. Reflections on the results of the Board of Directors' assessment process 105
b. Updating the Board of Directors' Critical Skills Matrix 106
c. Assessment of the Board of Directors according to the updated Critical Skills Matrix 107
d. Discussion regarding overboarding premises 108
e. Succession Planning and Renewal of the Board of Directors 109
f. Candidate Assessment 110
III. PROPOSED MEMBERS OF THE BOARD OF DIRECTORS 111
IV. CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS 114
EXHIBIT I 117
EXHIBIT II 119
EXHIBIT III 120
EXHIBIT IV 123

I. INTRODUCTION

The purpose of this Report is to present the results of the discussions and recommendations of the Nomination and Governance Committee of Vale S.A. ("Committee" and "Vale" or "Company", respectively), created by the Board of Directors ("Board of Directors" or "Board") in June 2022, related to the composition of Vale's Board of Directors with a view to the election of said collegiate body that will take place at the Company's Annual Shareholders' Meeting to be held on April 28, 2023 ("2023 AGO") for the 2023-2025 term of office.

Please note that the conclusions of this Report reflect the independent judgment of the Committee members, to be analyzed by the Board of Directors prior to disclosure thereof.

a. Nomination and Governance Committee

The Committee's activities began after the 2022 Annual Shareholders' Meeting, in which the Company's current Board of Directors was elected in the context of complementing the 2021-2023 term of office. Vale's Governance was, at that moment, going through a period of necessary continuity for its stabilization.

As part of this maturation process, a broad assessment process was carried out throughout the first half of 2022 regarding the effectiveness of the Company's Board of Directors and its Advisory Committees, which resulted in reflections on opportunities for evolution and improvement of Vale's Governance, as detailed in Chapter II of this Report.

The Committee's work was, therefore, permeated by discussions resulting from this process, which had the participation and engagement both of the Directors and of members of the Company's Executive Committee. In addition, throughout 2022, the Committee carried out a roadshow with Vale's 16 most relevant investors, representing more than 50% of its shareholder base, to collect perceptions regarding this issue. This dynamic provided a 360° view of the main challenges, expectations, and opportunities for

the Committee's performance when proposing the composition of Vale's Board for the 2023-2025 term of office.

Furthermore, it should be mentioned that in December 2022, the Shareholders' Meeting approved a broad amendment to the Company's Bylaws, an important milestone for the evolution of Vale's Governance, and we note, in this context, the expansion of the scope of the then Nomination Committee, which started to additionally monitor topics related to Governance, with the respective update of its name to Nomination and Governance Committee.

Subsequently, also in December 2022, the Board resolved on the Committee's new Internal Regulations and ratified its original composition. The collegiate is fully composed of Board members, in line with international Corporate Governance practices, which premise was also incorporated into the Company's Bylaws, adding to the nomination process the benefit of the experience of the Committee members in such office and their knowledge facing Vale's strategic and economic challenges.

b. Vale's Business Context

Vale advances in its ambition of becoming a leader in sustainable mining and a reference in creating and sharing value with its shareholders, stakeholders, and the society. We remain firm in our purpose: *we exist to improve life and transform the future. Together.*

Vale's culture is in a process of transformation, with the company's values being reinforced on an ongoing basis and its key behaviors stimulated, while the levers mature to build a better Vale.


Learning together
Our Purpose
We exist to improve life and transform the future. Together.
Values
• Life matters most.
• Act with integrity.
• Value the people who build our company.
• Make it happen.
• Respect our planet and communities.
Key Behaviours
• Obsession with safety and risk management.
• Open and transparente dialogue.
• Empowerment with accountability.
• Sense of Ownership.
• Active listening and engagement with society.
Levers
• Safety
• VPS
• People
• Innovation
• Sustainability
Ambitions
A great company recognized by society for being:
• Benchmark in safety.
• Best in class reliable operator.
• Talent driven organization.
• Leader in sustainable mining.
• Reference in creating and sharing value.
Why do we exist?
What do we believe in?
How do we act?
What do we look for?

The global energy transition brings unique opportunities and, in this context, Vale is essential. In addition to acting to reduce its own emissions, Vale is uniquely positioned, with its high-quality products and assets strategically prepared, to support the decarbonizing of the steel industry and electrification of the world.

A change in the profile of the demand for iron ore is in progress, with more opportunities for segmentation and growth in demand for high quality. In Metals for Energy Transition, the Company has assets that make it a preferred supplier of high quality products to its customers.

To fulfil the Company's potential and strengthen the strategy for the Vale of the future, new strategic guidelines were defined: promoting sustainable mining, encouraging low-carbon solutions, and remaining disciplined.


promote
sustainable mining
People-driven
Reliable operator
Benchmark in safety and dam management
Shared value
Nature positive
foster
low carbon solutions
Focused on high quality products and resources
Iron Solutions
Energy transition Metals
Circular mining
stay
disciplined
Efficient capital allocation
Attractive cash return to shareholders
Strong balance sheet
Cost and capex efficiency
We exist to improve life and transform the future. Together.

This strategic context permeated the discussions of the Nomination and Governance Committee to structure the proposed composition of the Company's Board of Directors for the 2023-2025 term, with emphasis on diversity, complementarity, and renewal of the collegiate for the continuous evolution of Vale's Governance.

II. MAIN DISCUSSIONS AND RECOMMENDATIONS OF THE COMMITTEE

The Committee approved, at its first meeting, a Work Plan to direct its activities, defining the aspects that should be prioritized during its meetings, with a view to advising the Board in the process of electing the Board of Directors at the 2023 AGO.

Among the main discussions conducted throughout its performance, since its creation and until the present date, we note the following: a) reflections in relation to the results of the Board's assessment process; b) update of the Collegiate's Critical Skills Matrix; c) assessment of the current Board according to the updated Critical Skills Matrix; and d) assessment of the current Board and the Board's succession plan, including overboarding, tenure, and diversity premises, in line with the best international governance practices. This process included listening to the Company's investors regarding expectations and perceptions, reinforcing the balance of the collegiate due to Vale's shareholding structure, the majority of which remains independent.

As a result of the Work Plan, the Committee has met 15 times since its creation, and at its last meeting it approved the issuance of this Report.

The main discussions and recommendations of the Committee in this context are presented below, reinforcing Vale's transparency in relation to this process.

a. Reflections on the results of the Board of Directors' assessment process

As previously mentioned, in the first half of 2022, a comprehensive assessment process was carried out regarding the effectiveness of the Board of Directors, which was supported by specialized and independent external advisory services, and in this context,

both the collegiate and the Directors individually were assessed (self-assessment and peer assessment).

Board Members and members of the Committees, members of the Company's Executive Committee and the General Secretary of Corporate Governance participated in this process, providing a broad vision in relation to the priorities to be addressed for the evolution of Governance and optimization of the performance of Vale's Board, aligned to the highest standards compatible with a global corporation.

As a result, opportunities for improvement were identified regarding the level of proficiency of the collegiate in certain critical competences of the Board, with several participants also pointing out the importance of Vale's Board having more members with international experience and greater diversity.

With regard to the individual assessment of Board Members, in addition to their skills and experience, aspects related to their contribution, participation, engagement, and personal profile were addressed.

Finally, it is worth mentioning the identification, during the aforementioned assessment process, of the challenges to be addressed by the Committee to contribute to the evolution of the Board's effectiveness with the proposal to be submitted to the shareholders for resolution at the 2023 AGO.

Among the aspects pointed out, emphasis was placed, in particular, on the importance of i) establishing processes and objective criteria for presenting the proposed composition of the collegiate in order to reinforce the alignment of recommendations to the Company's shareholders; ii) update of the Board's Critical Skills Matrix, reflecting Vale's business and governance priorities and challenges in terms of attributes needed by the Board of Directors, in addition to assessing the proficiency of members; and iii) definition of objective requirements adopted to direct the proposed composition of the Board for the new term of office.

3.

b. Updating the Board of Directors' Critical Skills Matrix

Considering the results of the Board's assessment process mentioned in the previous item, the Committee revised the Critical Skills Matrix of Vale's Board of Directors, aiming to reinforce its objectivity in relation to the skills that compose it and its alignment with the challenges and vision of the future for the Company, and its update was approved by the Board in September 2022, in the form of Exhibit I to this Report.

Additionally, the Committee discussed and defined, with the support of specialized external assistance, objective criteria for the scale of individual proficiency regarding each of the skills contained in the Board's Critical Skills Matrix, aiming to reinforce the accuracy of the assessment of the degree of coverage of said skills considering the current collegiate, as well as its comparability vis-à-vis external candidates to be assessed.

c. Assessment of the Board of Directors according to the updated Critical Skills Matrix

After an alignment in relation to the update of the Board's Critical Skills Matrix and the assumptions for assessing the level of proficiency in relation to each of the skills, the Committee requested that the Directors[10] perform a self-assessment regarding said skills, noting the importance of considering, in this process, the objective criteria and indicators defined for the assessment, in order to reinforce even more the objectivity and accuracy of the consolidated results.

Next, the Committee analyzed the results of the Directors' self-assessment in relation to the Critical Skills Matrix and ordered them according to the methodology developed. This exercise made it possible to accurately identify the degree of coverage of the Board's Critical Skills Matrix considering the current collegiate body, as well as to assess the balance of experiences and knowledge for purposes of diversity and complementarity of profiles, considering the Board's needs for full performance of its duties.

[10]*With the exception of the sitting and alternate Director nominated by the group of employees, who did not participate in the process.*

The consolidated results obtained demonstrated the presence in the current collegiate of all the competences identified as critical for the Board of Directors. Irrespective of that, the Committee identified opportunities to expand the coverage of the Board's skills related to i) knowledge of the industry with an international mindset; ii) cultural transformation and talent management; iii) logistics of global chains; iv) business innovation; and v) digital intelligence and new technologies.

The proposal for the composition of the collegiate for the 2023-2025 term of office contained in this Report aims to reinforce, therefore, the degree of coverage in relation to the aforementioned critical skills of the Board of Directors.

Finally, it is essential to note that, during the Committee's work, Vale's Governance mechanisms were observed to mitigate potential conflicts of interest, including those contained in the Company's Policy on Transactions with Related Parties and Conflicts of Interest, which deals with situations of this nature.

d. Discussion regarding overboarding premises

Considering the dimension of Vale's challenges and the importance of making time available for the due performance of duties in its Board of Directors, the Committee assessed the main concepts of overboarding adopted by the Company's investors and proxy agencies and, after discussion, developed its own proposal on the subject, for the purpose of assessing candidates and Directors, as described below:

(i) Hold a maximum of 4 positions on the Board of Directors (and/or Fiscal Council) concurrently, including Vale, and also considering privately-held companies, but excluding NGOs and pro bono Boards. The office as Chairman of the Board of Directors (and/or Fiscal Council) shall be considered twice for this calculation.

(ii) In the case of professionals holding executive offices in other companies, the recommendation is to accept only Vale as an additional demand for time. Executives responsible for monitoring invested companies shall be exempt from this restriction, and their availability of time to dedicate to Vale's Board shall be assessed.

(iii) The office as Chairman of the Board of Directors of Vale shall be exercised by a Brazilian professional who holds, at most, one more office as a member of the Board

of Directors (and/or Fiscal Council). Likewise, the office as Chairman of Vale's Board of Directors should not be held by a professional who simultaneously holds an executive office in another company.

Said proposal was approved by the Board of Directors, under the terms proposed by the Committee, in October 2022.

All the names on the nomination list hereby presented meet and/or agreed to meet all the overboarding concepts detailed above, both at the time of their election by the 2023 AGO and throughout the 2023-2025 term of office.

Current Director Murilo Passos informed that he cannot meet this criterion and therefore he is not being nominated for re-election.

e. Succession Planning and Renewal of the Board of Directors

Based on the discussions mentioned in the previous items, the Committee focused on the importance of planning, continuing, and renewing the Board of Directors for the stabilization and consolidation of Vale's Governance. In this regard, it recommended to the Board tenure of 8 years as a desirable time for permanence in the collegiate, aiming to reinforce the sustainability of its renewal process, in addition to managing the average age of Board Members, without, however, formal age limitation in this regard.

This proposal was discussed and duly ratified by the Board of Directors in October 2022.

Current Directors Eduardo Rodrigues, Ken Yasuhara, Roberto Castello Branco, and Roger Downey sent a letter to the Board's Presidency expressing their wish not to submit their names for re-election, for personal reasons.

The historical curve of the average age of Vale's Board of Directors over the last few years was included in Exhibit II, as well as the indicator relating to the proposal for the collegiate's composition presented in this Report, demonstrating the renewal process of the Company's Board.

In addition, the indicators of the tenure of each name shown in this nomination proposal are included in Exhibit IV.

f. Candidates Assessment

4.

Based on reflections on the Board's assessment, the individual assessment of the Board Members and the degree of coverage in relation to the Critical Skills Matrix considering the current collegiate, and also the individual intentions expressed regarding non-continuity in the collegiate for a new term of office, the Committee, with the support of a specialized independent consultancy, carried out the assessment process of candidates for office as members of Vale's Board of Directors, aiming at a more balanced composition of the collegiate, with emphasis on expanding its diversity and complementarity of profiles.

The proposal hereby presented not only reinforces the attraction of experienced Directors with extensive experience and international recognition, critical skills to the Board, and relevant knowledge to face the challenges of the Company, but also catalyzes, in an expressive manner, the plurality of the collegiate sought by Vale and by its shareholders, including in terms of gender, race, and culture.

The proposed composition of the Board of Directors for the 2023-2025 term of office represents 1 additional female position (increase of 100% in relation to the current collegiate) and 2 international positions (increase of 100% in relation to the current collegiate), in addition to strengthening the degree of coverage in relation to the Board's Critical Skills Matrix. Regarding this last aspect, the consolidated result in relation to the Board's Critical Skills Matrix can be found in Exhibit III, considering the composition proposal contained in this Report.

Thus, this nomination proposal exceeds the diversity indicators, in their broadest sense. It also seeks to expand the collegiate diversity dimensions, with the nomination of 2 women, 4 non-whites[11], and 4 non-Brazilians.

g. Number of Board Members

[11] *Considering in this calculation the Director separately elected by the group of Company's employees.*

Pursuant to the provisions of Vale's Bylaws, the Company's Board of Directors shall be composed of at least 11 and at most 13 members, and this body is currently composed of 13 members.

In this sense, the Committee, when discussing this issued, recommended maintaining the size of the Board of Directors, comprising, therefore, 12 offices, in addition to the one resulting from the separate vote by the group of employees of the Company, for the purpose of resolution by the 2023 AGO.

h. Distribution between Independent and non-Independent members

The Company's Bylaws provide that at least 7 members of the Board of Directors shall be independent members, which requirement exceeds the premises contained in B3's Novo Mercado Regulations[12], and the Company has also established additional criteria for assessing the independence of Directors, including objective aspects of time limitation for maintaining their condition.

Based on these premises, the proposal for members of the Board of Directors contained in this Report represents the appointment of 7 Independent Directors out of a total of 13 Directors, harmonizing the balance of the composition of the collegiate with the base of Vale's shareholders.

III. PROPOSED MEMBERS OF THE BOARD OF DIRECTORS

Considering the provisions of the previous items of this Report regarding the activities carried out by the Nomination and Governance Committee, from its creation by the Board of Directors and to the date hereof, the Committee presents the following list of names for election by the Company's Annual Shareholders' Meeting of the Company to be held on April 28, 2023, for the 2023-2025 term of office, based on the premises contained in this Report.

I. Daniel André Stieler

[12] *B3 S.A. – Brasil, Bolsa, Balcão, Brazil's official stock exchange*

II. ***Douglas James Upton – Independent Member***

III. ***Fernando Jorge Buso Gomes***

IV. ***João Luiz Fukunaga***

V. ***José Luciano Duarte Penido – Independent Member***

VI. ***Luis Henrique Cals de Beauclair Guimarães***

VII. ***Manuel Lino Silva de Sousa Oliveira – Independent Member***

VIII. ***Marcelo Gasparino da Silva – Independent Member***

IX. ***Paulo Cesar Hartung Gomes – Independent Member***

X. ***Rachel de Oliveira Maia – Independent Member***

XI. ***Shunji Komai***

XII. ***Vera Marie Inkster – Independent Member***

The Committee considers it relevant to note some aspects about the new names selected for the proposed composition of the Board hereby presented:

Douglas James (Doug) Upton

Long experience as an analyst and investor in global mineral supply chains for the steel and base metals industry. Independent, Australian, residing in London, his inclusion in the board deepens the perception of the competitive advantages of the various global players and their strategies, in the creation of value and capital allocation, in the assessment of geopolitical risks and investors' expectations for both return on value and for the various dimensions of ESG in the global mining and metallurgical industry.

João Luiz Fukunaga

Career developed at Banco do Brasil over the last 15 years, having been recently elected President of Previ. Non-Independent (Previ), Brazilian, his inclusion in the collegiate reflects the nomination of a reference shareholder of the Company, adding to the Board competencies focused on institutional, governmental, and regulatory relations.

Luis Henrique Cals de Beauclair Guimarães

Relevant experience as CEO of a recent investor in Vale, with activities in Energy, Oil and Gas, Sugar, Logistics and Mining. Non-Independent (COSAN), Brazilian, its inclusion in Vale's collegiate reinforces the value creation bias in the future strategy, the

focus on organizational culture management and on stable and safe operational management, providing synergies in energy technologies and in logistics chains in Brazil.

Paulo Cesar Hartung Gomes

Relevant experience and significant trajectory in the Brazilian institutional political scenario and in the mediation between the public and private sectors. Independent, Brazilian, his inclusion in the collegiate will bring relevant skills in institutional, governmental, and regulatory relations, ESG (he is President of the Brazilian Tree Industry), and cultural transformation and talent management (he is Board Member of RenovaBr), in addition to risk management, significantly contributing to Vale's operating scenario.

Shunji Komai

Extensive experience in the global chains of Iron Ore and Steel, in Brazil, Africa, and Asia, including Japan, as well as in the global supply of battery metals. Non-Independent (MITSUI), Japanese, he will reside in Rio de Janeiro, and his inclusion in Vale's collegiate will provide in-depth knowledge of the competitive advantages and strategies of the various global players, especially in Asia, in the assessment of global geopolitical risks, as well as current mining-metallurgical processes and technological developments and industry innovation.

Vera Marie Inkster

Relevant experience as CEO and CFO in the Base Metals Mining industry, in capital and project allocation, leadership development, focus on value creation and risk management. Independent, Canadian, residing in Toronto, his inclusion in the collegiate broadens the international mindset to discuss the growth and transformation of the mining industry, especially energy transition metals, and also the global geopolitical challenges.

Details of the résumés and the main skills and experiences of each of the nominated members, as well as their correlation with the skills indicated in the Board of Directors' Critical Skills Matrix, can be found in Exhibit IV to this Report.

As provided for in the Nomination Policy for Vale's Managers, the members hereby appointed underwent a background check conducted by the Corporate Integrity Board, and no relevant information was identified that could prevent the nomination or recommendation of candidates.

IV. CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the provisions of Vale's Bylaws, the offices Chairperson and Vice-Chairperson of the Board are elected individually at the Meeting.

The Committee became aware of the intention of Company's shareholders to nominate Luis Henrique Cals de Beauclair Guimarães[13] for the office as Chairman of the Board of Directors. Subsequently, the Committee received the nomination, from shareholder Previ, of Daniel André Stieler for said office.

With respect to the office as Vice-Chairman of the Board of Directors, Marcelo Gasparino da Silva expressed his wish to submit his candidacy for the office.

Therefore, the Committee forwards said intentions to the Board of Directors for analysis and subsequent addressing for purposes of election by the Company's shareholders at the 2023 AGO.

In this context, the Committee notes that, in line with the Company's Bylaws, once the 2023 AGM resolves on the election of a non-independent Chairman of the Board of Directors, the independent Directors elected shall appoint an Independent Director to act as Lead Independent Director, as an interlocution element between the Board of Directors and its shareholders, as well as between the Chairman of the Board and other Directors.

[13] *After completion of its Report, it became aware, on March 8, 2023, of a request by Luis Henrique Cals de Beauclair Guimarães for his name not to be considered for office as Chairman of the Company's Board of Directors for the 2023-2025 term of office.*

In view of the above, the proposed composition of Vale's Board of Directors for the 2023-2025 term of office contained in this Report reflects, in the Committee's independent understanding, its commitment to transparency of the process of nomination of the collegiate, combining its composition with the challenges and vision of the Company's future.

The Committee members approved issuance of this Final Report, with the following individual reservations:

i) Daniel Andre Stieler abstained in relation to section IV, with respect to the office as Chairman of the Board of Directors, in line with the Policy on Transactions with Related Parties and Conflicts of Interests of the Company; and

ii) Marcelo Gasparino da Silva abstained in relation to section IV, with respect to the office as Vice-Chairman of the Board of Directors, in line with the Policy on Transactions with Related Parties and Conflicts of Interests of the Company.

Rio de Janeiro, March 7, 2023

Jose Luciano Duarte Penido
Coordinator

Daniel Andre Stieler

Marcelo Gasparino da Silva

Manuel Lino Silva de Sousa Oliveira

Notes Subsequent to Completion of This Report

In furtherance of its commitment to transparency of the process of nomination of candidates for Vale's Board of Directors, the Committee informs, on March 10, 2023, that:

i) After completion of its Report, it became aware, on March 8, 2023, of a request by Luis Henrique Cals de Beauclair Guimarães for his name not to be considered for office as Chairman of the Company's Board of Directors for the 2023-2025 term of office.

ii) To reinforce the process of analysis of the independence of the candidates included in the list presented in section III, the Board of Directors requested, on March 8, 2023, a technical opinion of legal advisors on the matter.

EXHIBIT I

Matrix of Critical Skills of Vale's Board of Directors

Management experience

Relevant executive experience
Acting as a member of the Executive Committee and/or Board of Directors

Experience in the business environment in Asia
Preferably in Vale's area of operation, especially in China.

Institutional, governmental, and regulatory relations
Acting with such levels, as well as in corporate communication

Relationship with Shareholders
Knowledge of stock markets and investor relations

Functional experience

Risk & Security Management
In organizations with a risk profile compatible with that of natural resource companies

Cultural Transformation & Talent Management
Including compensation and alignment of interests between management and stakeholders

Business innovation
In Vale's value chain and in adjacent areas, supporting the Company's climate strategy

Digital Intelligence & New Technologies
Mindset for value creation through new technologies and digital intelligence

ESG
In socioenvironmental and governance areas, in integrity and compliance processes, preferably in natural resource industries. [Desirable experience engaging with the society, especially with neighboring communities]

Value-oriented Finance & Portfolio and accountability for performance
In the areas of corporate finance, capital allocation, and asset portfolio management in large companies

Commercial and Trading
Understanding of the geopolitical scenario and competitive environment, including current business and industry trends

Industry experience

Mining
Preferably in the iron ore and base metals business

Steel & Metallurgy
Including its value creation drivers

Global chain logistics
Including Management and optimization of global logistics chains

EXHIBIT II

Historical Curve of the Average Age of the Board of Directors

Board of Directors - Term of Office	Average Age of the Collegiate[14]
2015 - 2017	57 years old
2017 - 2019	57 years old
2019 - 2021	61 years old
2021 - 2023	60 years old
2023 - 2025	57 years old

[14] *For purposes of this indicator, the Director separately elected by the group of employees of the Company is considered.*

EXHIBIT III

Assessment of the Board of Directors According to the Critical Skills Matrix

MAIN QUALIFICATIONS AND EXPERIENCES	1. DANIEL STIELER	2. DOUGLAS JAMES UPTON	3. FERNANDO BUSO	4. JOÃO FUKUNAGA	5. JOSÉ LUCIANO PENIDO	6. LUIS HENRIQUE GUIMARÃES	7. MANUEL LINO SILVA DE SOUSA OLIVEIRA	8. MARCELO GASPARINO DA SILVA	9. PAULO HARTUNG	10. RACHEL MAIA	11. SHUNJI KOMAI	12. VERA MARIE INKSTER	GLOBAL ASSESSMENT BY SKILL	PROFICIENCY LEVEL (KF)[1]
MANAGEMENT EXPERIENCE														
RELEVANT EXECUTIVE EXPERIENCE	3	1	3	1	3	3	3	3	3	3	2	3	2,58	HIGH
EXPERIENCE IN THE BUSINESS ENVIRONMENT IN ASIA	1	3	2	1	2	1	2	1	1	1	3	1	1,58	INTERMEDIATE

INSTITUTIONAL, GOVERNMENTAL AND REGULATORY RELATIONS	3	1	2	3	3	3	3	3	3	2	1	1	**2,33**	**HIGH**
RELATIONSHIP WITH SHAREHOLDERS	3	3	3	1	2	3	3	2	1	1	1	3	**2,17**	**HIGH**
FUNCTIONAL EXPERIENCE														
RISK AND SECURITY MANAGEMENT	2	2	2	1	3	3	3	2	3	2	1	3	**2,25**	**HIGH**
CULTURAL TRANSFORMATION & TALENT MANAGEMENT	2	1	1	1	2	3	2	2	3	2	1	2	**1,83**	**INTERMEDIATE**
BUSINESS INNOVATION	2	1	1	1	2	2	2	2	1	2	2	2	**1,67**	**INTERMEDIATE**
DIGITAL INTELLIGENCE & NEW TECHNOLOGIES	2	1	1	1	2	2	2	1	2	1	1	1	**1,42**	**LOW**

ESG	3	3	2	2	3	2	3	2	3	3	2	2	**2,50**	**HIGH**
VALUE-ORIENTED FINANCE & PORTFOLIO AND ACCOUNTABILITY FOR PERFORMANCE	3	2	3	1	3	3	3	2	1	2	2	3	**2,07**	**HIGH**
COMMERCIAL AND TRADING	1	1	2	1	2	3	2	1	1	1	3	1	**1,58**	**INTERMEDIATE**
INDUSTRY EXPERIENCE														
MINING	1	3	2	1	3	2	3	1	1	1	3	3	**2,00**	**HIGH**
STEEL & METALLURGY	1	3	1	1	2	1	1	2	1	1	2	2	**1,50**	**INTERMEDIATE**
GLOBAL CHAIN LOGISTICS	1	2	1	1	2	3	3	1	1	1	3	1	**1,67**	**INTERMEDIATE**
GLOBAL ASSESSMENT BY CANDIDATE	2,00	1,93	1,86	1,21	2,43	2,43	2,50	1,79	1,79	1,64	1,93	2,00	**1,96**	

[1] *Proficiency Level*

HIGH - When there are at least 3 members with rating 3 in each skill, or 2 members with rating 3 and the average is equal to or higher than 2.0

INTERMEDIATE - In all other cases not rated as HIGH or LOW.

LOW - When the average rating is lower than 1.5 and there are not at least two members with rating 3.

EXHIBIT IV



Daniel Andre Stieler

- **Member of the Board of Directors at Vale S.A. and candidate for Chairman of the Board**
- Coordinator of the Capital Allocation and Projects Committee
- Member of the Nomination and Governance Committee

Board of Directors at other listed companies:

Member of the Board of Directors at Tupy S.A.

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Relationship with Shareholders
- Value-oriented Finance & Portfolio and Accountability for Performance
- ESG
- Institutional, Governmental and Regulatory Relations

Time with Vale:

since 2021 (2 years)

Nomination of shareholder:

Caixa de Previdência dos Funcionários do Banco do Brasil- PREVI

Main experiences:

Mr. Daniel André Stieler graduated in Accounting from Universidade Federal de Santa Maria ("UFSM") in 1989, and then he earned a graduate degree in Financial Administration from Fundação Getulio Vargas ("FGV") in 1998, an MBA in Auditing from FGV in 2000, and an MBA in Accounting from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras ("FIPECAFI") in 2003. He is a member of the Board of Directors at Vale S.A. (since November 2021), where he also holds the positions of Coordinator of the Capital Allocation and Projects Committee and Member of the Nomination and Governance Committee. Previously at Vale, he had been a Member and Coordinator of the Financial Committee (November 2021 to May 2022 and May 2022 to December 2022, respectively) and Member of the Nomination Committee (January 2022 to April 2022 and May 2022 to December 2022). His main professional experiences in the last 5 years include: (i) President of Banco do Brasil Employees Pension Fund ("PREVI") (June 2021 to February 2023); (ii) Member of the Deliberative Council (since July 2021) of the Brazilian Association of Closed-End Private Pension Entities ("ABRAPP"); (iii) Member of the Board of Directors at Tupy S.A., an energy and decarbonation company (April 2022 to April 2023); (iv) Member of the Board of Directors (April 2020 to April 2022) at Alelo S.A., a Brazilian solutions and services company; (v) Chief Executive Officer (January 2021 to June 2021) of *Economus* Instituto de Seguridade Social, a supplementary pension entity, where he also served as Chairman of the Deliberative Council (July 2020 to January 2021) and Member of the Fiscal Council (June 2016 to July 2020); (vi) Member of the Deliberative Council (February 2021 to June 2021) of the higher education institution Universidade Corporativa de Previdência Complementar ("UniAbrapp"); (vii) Member of the Board of Directors (April 2020 to October 2021) at Livelo S.A., a company in the benefits, corporate expense management and incentives business; (viii) Chief Controllership Officer (July 2019 to January 2021) at the commercial bank Banco do Brasil S.A.; (ix) Member of the Advisory and Finance Council (October 2016 to October 2019) at Banco Votorantim S.A.; (x) Member of the Financial Institutions Accounting Affairs Commission (2009 to 2019) of the Brazilian Federation of Banks ("Febraban"); and (xi) Executive Manager of the Financial Disclosure department (March 2009 to June 2019) of Banco do Brasil S.A. conglomerate, at the Controllership office.



Douglas James Upton

Candidate for Independent Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

Skills, Knowledge and Expertise:

- Experience in the Business Environment in Asia
- Relationship with Shareholders
- ESG
- Mining
- Steel and Metallurgy

Main experiences:

Mr. Doug7 graduated in Sciences (Mathematics and Physics) from University of Western Australia (in December 1981), where he also earned an MBA (in March 1988). He was a Partner, Research Officer and Analyst at The Capital Group (August 2004 to January 2023), one of the world's leading investment managers, and served as Analyst at JP Morgan Asset Management (1999 to 2004), Head of Commodities Research (1997 to 1999) at HSBC Investment Bank, Senior Market Analyst (1989 to 1997) at the Western Mining Corporation, and Geophysicist (1982 to 1986) at Hosking Geophysical. His main professional experiences in the last 5 years include: (i) Investment Manager (August 2004 to January 2023) at The Capital Research Company – The Capital Group, Inc., where he was responsible for global investments in the steel and mining industry, with special focus on China's economy and metals industry, and more recently on transition energy. From time to time, he has been responsible for other sectors, such as banking, retail and telecommunications, in Canada and Australia, having held the position of Chief Research Officer (2009 to 2013), until he resigned from the management team to focus on investments again.



Fernando Jorge Buso Gomes

Current Vice Chairman of the Board of Directors at Vale S.A.

- Coordinator of the Capital Allocation and Projects Committee
- Member of the People and Compensation Committee

Board of Directors at other listed companies:

Member of the Board of Directors at Bradespar S.A.

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Institutional, Governmental and Regulatory Relations
- Risk and Safety Management
- ESG
- Value-oriented Finance & Portfolio and Accountability for Performance
- Mining

Time with Vale:

since 2015 (8 years)

Nomination of shareholder:

Bradespar

Main experiences:

Mr. Fernando Jorge Buso Gomes graduated with a bachelor's degree in Economic Science from Faculdades Integradas Bennett in 1979. He has over 40 years' experience in planning complex financial strategies, mergers and acquisitions, capital markets, relationship with shareholders and stakeholders, team training and management, performance assessment of Boards of Directors and business strategy, at both Brazilian and international companies. At Vale S.A., he has been Vice Chairman of the Board of Directors since May 2021 (having already held the position of Vice Chairman since January 2017 and was a member since April 2015), Member of the People and Compensation Committee and of the Capital Allocation and Projects Committee. Previously at Vale, he had been a Member of the Financial Committee (Coordinator from December 2019 to April 2021 and subsequently, from November 2021 to December 2022, Member from April 2015 to December 2022), and Member of the People and Compensation Committee (since December 2022), formerly known as People, Compensation and Governance Committee (Member from May 2021 to December 2022 and Coordinator from May 2019 to April 2021). He was Coordinator of the Governance and Sustainability Committee (April 2015 to October 2017), member of the Executive Development Committee (April 2015 to October 2017), member of the Strategic Committee (April 2017 to October 2017), Coordinator of the Sustainability Committee (November 2017 to April 2019) and Member and Coordinator of the People Committee (November 2017 to April 2019) at Vale S.A. His main professional experiences in the last 5 years include (i) Chief Executive Officer (since April 2015) at Bradespar S.A., where he holds the positions of Investor Relations Officer (since April 2015) and Member of the Board of Directors (since April 2022), having also served as Vice Chairman of the Board of Directors (April 2018 to October 2019) and Chairman of the Board of Directors (October 2019 to April 2020), (ii) Member of the Board of Directors (November 2014 to December 2018) at 2B Capital S.A., a private equity manager controlled by Banco Bradesco, where he also held the positions of Chief Executive Officer (March 2015 to June 2016) and Officer (June 2016 to December 2018), and (iii) Investor Relations Officer at Millennium Security Holdings Corp (since October 2015), an indirect wholly-owned subsidiary of Banco Bradesco set up in early 2003 to be used as a vehicle for purchasing shares issued by Valepar and sold by Sweet River in 2003. He also served as Chief Executive Officer at Antares Holdings Ltda. and Brumado Holdings Ltda. between the years 2015 and 2017; Vice Chairman of the Board of Directors at Valepar S.A. (January 2017 to August 2017), where he also served as Officer (April 2015 to August 2017) and Member of the Board of Directors (April 2015 to August 2017),



João Luiz Fukunaga

Candidate for Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

Skills, Knowledge and Expertise:
- Institutional, Governmental and Regulatory Relations

Nomination of Shareholder:
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Main experiences:

Mr. João Luiz Fukunaga graduated in History from the Pontifical Catholic University - PUC-SP in 2007, and holds a master's degree in Social History from the same institution, concluded in 2009. He is President of PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (since February 2023), and started his career as a professor, having also engaged in research and academic productions in the education area. He has been a tenured employee at Banco do Brasil since 2008. His main professional experiences in the past 5 Years include: (i) Officer (from 2012 to February 2023) of the Union of Bank Employees of the São Paulo, where he was (ii) National Coordinator of the Negotiation Commission of BB Employees; (iii) Legal Affairs Secretary (2017); (iv) responsible for the Union's Organization and Administrative Support area (from 2020 to February 2023); and (v) Union Auditor (2022 to February 2023), chosen by the National Confederation of Workers in the Financial Area (Contraf), engaging in negotiations between employees and management of Banco do Brasil.



José Luciano Duarte Penido

- **Current Chairman (Independent) of the Board of Directors at Vale S.A.**
- Coordinator of the Nomination and Governance Committee
- Member of the People and Compensation Committee

Board of Directors at other listed companies:

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Institutional, Governmental and Regulatory Relations
- Risk and Safety Management
- ESG
- Value-oriented Finance & Portfolio and Accountability for Performance
- Mining

Time with Vale:
since 2019 (4 years)

Main experiences:

Mr. José Luciano Duarte Penido graduated in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais in 1970. He has more than 33 years' experience in Mining and Steelmaking (iron and manganese ores), mineral research activities, mining and mineral processing, engineering and implementation of industrial mining and pelletizing projects, including more than 15 years' experience in Planted Forests and in the Pulp and Paper Industry. He has extensive experience in corporate governance and senior management at companies in various industries, having served as Chairman and CEO for over 27 years. Boasts a long professional track record in Sustainability and ESG, having played leading roles in Brazil and internationally in the social and environmental management of territories, engagement with stakeholders (communities and NGOs), mitigation of and adaptation to climate change, particularly in respect of Forests and Agriculture. At Vale S.A., he is an Independent Member and Chairman of the Board of Directors (holding a seat at the board since May 2019), Coordinator of the Nomination and Governance Committee, and Member of the People and Compensation Committee. Previously at Vale, he had held the positions of Coordinator of the Nomination Committee (May 2022 to December 2022), Coordinator of the People, Compensation and Governance Committee (May 2021 to December 2022), Coordinator of the Sustainability Committee (May 2019 to April 2021), and member of the Operational Excellence and Risk Committee (May 2019 to April 2021). His main professional experiences in the last 5 years include: (i) Chairman of the Board of Directors at Fibria Celulose, a publicly-held company engaged in the planted forests business and in the pulp and paper industry (September 2009 to January 2019); (ii) Independent Member of the Board of Directors at Banco Santander Brasil, a publicly-held financial institution (May 2017 to April 2019); (iii) Independent Member of the Board of Directors at Copersucar S.A., a privately-held company in the sugar and ethanol logistics and trading sector (May 2013 to June 2021); (iv) Independent Member of the Board of Directors at Química Amparo Ypê, a privately-held company in the business of producing and selling household cleaning products (May 2013 to December 2019); and (v) Independent Member of the Board of Directors and the People Committee at Grupo Algar S.A., a family-run holding company engaged in the telecommunications, farming, hospitality and entertainment industries (since 2015), having also served as Member of the Audit and Risks Committee for that same group (2015 to October 2021).



Luis Henrique Cals de Beauclair Guimarães

Candidate for Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

- Member of the Board of Directors at Cosan S.A.
- Member of the Board of Directors at Raízen S.A.
- Member of the Board of Directors at Compass Gás e Energia S.A.
- Member of the Board of Directors at Companhia de Gás de São Paulo

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Institutional, Governmental and Regulatory Relations
- Relationship with Shareholders
- Risk and Safety Management
- Cultural Transformation & Talent Management
- Value-oriented Finance & Portfolio and Accountability for Performance
- ESG
- Commercial & Trading
- Global Supply Chain Logistics

Nomination of shareholders:
COSAN

Main experiences:

Mr. Luis Guimarães graduated in Statistics from Escola Nacional de Ciências Estatísticas ("ENCE"), in Rio de Janeiro, and holds an MBA in Marketing from COPPEAD-UFRJ. Luis Guimarães has a deep understanding of the energy business, particularly energy transition and ESG challenges. He is the CEO of Cosan S.A. (since 2020), having previously held this position at Raízen S.A. (2016 to 2020), a company engaged in the business of growing and processing of sugarcane, from production and sales of sugar and renewable energy through to the fuel distribution market and the convenience and proximity shopping business, and at Comgás (2013 to 2015), the largest gas utility company in Brazil, during which time he was also chairman of the ABEGAS board. He is currently a Member of the Board of Directors at Cosan S.A. (since July 2017), Raízen S.A. (since April 2020), Compass Gás e Energia S.A. (since July 2020), Companhia de Gás de São Paulo – Comgás (since December 2012), Cosan Lubes Investments Limited (since August 2020), and Cosan Lubrificantes e Especialidades S.A. (since October 2020), Logum Logística S.A. (since June 2016), while serving without pay as Chief Executive Officer of the Brazilian Association of Publicly-Held Companies ("ABRASCA"), in furtherance of the development of the Brazilian capital market (since June 2020). He was COO (2011 to 2012) at Raízen Combustíveis S.A., Chief Marketing Officer North America (2007 to 2011) at Shell Global Marketing Lubricants (2004 to 2007), and a Partner (2000 to 2004) at Webb Consulting and Business and Outsourcing. His main professional experiences in the last five years include: (i) Chief Executive Officer (April 2016 to April 2020) and Member of the Board of Directors (April 2020 to June 2021) at Raízen Energia S.A.; (ii) Chief Executive Officer of Raízen S.A. (April 2016 to April 2020); (iii) Member of the Board of Directors at Radar Produção Agrícolas S.A. (June 2020 to February 2023); (iv) Member of the Board of Directors at Radar II Propriedades Agrícolas S.A. (June 2020 to February 2023); (v) Member of the Board of Directors at Janus Brasil Participações S.A. (June 2020 to February 2023); (vi) Member of the Board of Directors at Tellus Brasil Participações S.A. (June 2020 to February 2023); (vii) Member of the Board of Directors at Duguetiapar Empreendimentos e Participações S.A. (October 2022 to February 2023); (viii) Member of the Board of Directors at Gamiovapar Empreendimentos e Participações S.A. (October 2022 to February 2023); and (ix) Member of the Board of Directors at Rumo S.A. (November 2020 to March 2023).



Manuel Lino Silva de Sousa Oliveira (Ollie)

- **Independent Member of the Board of Directors at Vale S.A. and candidate for Vice President of the Board**
- Coordinator of the Audit and Risk Committee
- Member of the Nomination and Governance Committee

Board of Directors at other listed companies:

Chairman of the Board of Directors at Jubilee Metals Group PLC

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Institutional, Governmental and Regulatory Relations
- Relationship with Shareholders
- Risk and Safety Management
- ESG
- Value-oriented Finance & Portfolio and Accountability for Performance
- Mining
- Global Supply Chain Logistics

Time with Vale:
since 2021 (2 years)

Main experiences:

Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973 and earned a specialist degree in Theory of Accounting in 1975 from University of Natal -Durban, in South Africa. He also holds specialist degrees as Chartered Accountant and Chartered Management Accountant from the Institute of Chartered Accountants of South Africa and the U.K.'s Institute of Chartered Management Accountants, respectively. An executive boasting more than 35 years' experience in corporate finance and strategy, primarily in the mining industry, at companies like Anglo American and De Beers, including some experience in Brazil. A recognized independent board member, having served on several international boards in the manufacturing sector. He has experience in institutional relations, finance and mining. He is an Independent Member of Vale's Board of Directors, Coordinator of the Audit and Risks Committee and Member of the Nomination and Governance Committee. Previously at Vale, he had been Coordinator of the Audit Committee (August 2021 to December 2022), Member of the Nomination Committee (May 2022 to December 2022), and Member of the People, Compensation and Governance Committee (elected in May 2021 to hold a seat from August 2021 to May 2022). His main professional experiences in the last 5 years include: (i) Member (since May 2022) and Chairman of the Board of Directors (since June 2022) at Jubilee Metals Group PLC, a publicly-held natural resources and mining company listed on the London Stock Exchange; (ii) Senior Independent Director (April 2018 to March 2022) at Polymetal International PLC, a publicly-held gold and silver mining company; (iii) Senior Independent Director at Antofagasta PLC (October 2011 to August 2021), a publicly-held company engaged in the natural resources and mining business; and (iv) Non-Executive Independent Director (February 2020 to July 2021) at Blackrock World Mining Investment Trust PLC, a British mining investment company.



Marcelo Gasparino da Silva

• Independent Member of the Board of Directors at Vale S.A. and Candidate for Vice-Chairman of the Board
• Coordinator of the Sustainability Committee
• Member of the Nomination and Governance Committee

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Institutional, Governmental and Regulatory Relations

Time with Vale:
since 2019 (4 years)

Board of Directors at other listed companies:

- Chairman of the Board of Directors at Eternit S.A. (until March 2023)
- Member of the Board of Directors at Petrobras
- Member of the Board of Directors at Eletrobras

Main experiences:

Mr. Marcelo Gasparino da Silva graduated in Law from Universidade Federal de Santa Catarina in 1995 and earned a graduate degree in Business Tax Administration from Fundação ESAG-UNICA in 2000. He has executive training in mergers and acquisitions from the London Business School and as CEO from FGV (IBE/FGV/IDE). He is a Professor at Fundação ENA – School of Government for certification of managers of government-owned and government-controlled companies. He has been a Board Member Certified by Experience (CCA+) by Instituto Brasileiro de Governança Corporativa ("Brazilian Institute of Corporate Governance" or "IBGC") since 2010. At Vale S.A., he is an Independent Member of the Board of Directors, Coordinator of the Sustainability Committee, and Member of the Nomination and Governance Committee (, having also held the positions of Member of the Nomination Committee (May 2022 to December 2022), Member of the Operational Excellence and Risk Committee (May 2021 to May 2022), Member of the Sustainability Committee (June 2020 to April 2021), Alternate Independent Member of the Board of Directors (May 2019 to April 2020) and Alternate Member of the Board of Directors (May 2016 to April 2017). Mr. Marcelo Gasparino da Silva declared himself a Politically Exposed Person for having held the positions of: (i) Member of the Board of Directors at Petrobras (April 2021 to May 2021, and then since August 2021) and Member of the Fiscal Council (May 2019 to April 2021); (ii) Member of the Board of Directors at Eletrobras (April 2016 to April 2017, and then since August 2022); (iii) Chairman of the Board of Directors (April 2017 to March 2023) at ETERNIT S.A., publicly-held company leading the roofing business and other segments in construction solutions; (iv) Member of the Board of Directors at CEMIG (April 2016 to July 2022); (v) Member of the Board of Directors (April 2020 to April 2021) at energy company Gasmig; (vi) Member of the Board of Directors (April 2019 to February 2020) at Casan, a publicly-held company providing water collection, treatment and distribution and sewage treatment services; (vii) Member of the Board of Directors at CELESC (April 2018 to April 2019); (viii) Member of the Fiscal Council (April 2018 to April 2019) at Braskem, a petrochemical company; (ix) Member of the Board of Directors (April 2017 to April 2020) at Kepler Weber, a company engaged in the metallurgy business; (x) Member of Petrobras' Fiscal Council (May 2019 to April 2021, and then April 2017 to April 2018); and (xi) Vice President of Strategy, Governance and Sustainability Committee at Eletrobrás (since August 2022)



Paulo Cesar Hartung Gomes

Candidate for Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Institutional, Governmental and Regulatory Relations
- Risk and Safety Management
- Cultural Transformation & Talent Management
- ESG

Main experiences:

Mr. Paulo Hartung graduated in Economics from Universidade Federal do Espírito Santo ("UFES") in 1978. He earned the titles of *Honoris Causa* Professor from Universidade de Vila Velha (2004) and *Honoris Causa* Doctor from UFES (2006). Paulo Hartung has in-depth knowledge of institutional, governmental and regulatory relations, in addition to an extensive political career at the municipal, state and federal levels. On his journey, he developed a clear understanding of government and public sector thinking and ways of putting it into action, as well as a sophisticated reading on the Brazilian society and environmental policy. These attributes enabled him to succeed in the role of mediator between the private and public sectors, either as president of IBÁ or by providing support to companies in their interactions with government officials (for example, supporting Vale in its relationship with the state of Pará). His professional career combines a conceptual strategic vision in the field of economics and management with the challenges of promoting a socially inclusive and geographically decentralized economy with responsible environmental development, implemented on a contemporary basis, and with a commitment to democratizing access to opportunities . In addition to his ability to understand the social and political environments and strong focus on favoring good environmental initiatives and policies from a more holistic perspective. These two dimensions of his main skills have allowed him to gain a more comprehensive perspective on ESG problems, especially regarding the E and S components. He is the Chief Executive Officer of IBÁ – Indústria Brasileira de Árvores, an association gathering members of the supply chain in the business of planting trees for industrial purposes (since March 2019), whose goals include expanding the sector's representativeness both nationally and internationally. The entity brings together 50 companies and nine state entities engaged in making products from the process of growing planted trees (wood boards, laminated floors, pulp, paper, energy forests and biomass), as well as independent producers and institutional investors. Mr. Paulo Hartung declared himself a Politically Exposed Person for having held the positions of (i) Governor of the State of Espírito Santo (2015 to 2018) and (ii) Member of the Advisory Board of the National Justice Council ("CNJ") (between 2018 and 2020). His main professional experiences in the last five years include : (i) Board Member at RenovaBR, political renewal initiative; (ii) Board Member at the Institute for Health Studies; (iii) Board Member at the Brazilian Center for International Relations ("CEBRI"); and (iv) Board CEBRI at Unimed Participações (2019 to 2020). He was also a Board Member at EDP Brasil (2012 to 2014) and Board Member at Veracel Celulose (2013 to 2014).



Rachel de Oliveira Maia

Independent Member of the Board of Directors at Vale S.A.
- Member of the Sustainability Committee
- Member of the Audit and Risk Committee

Board of Directors at other listed companies:
- Independent Director at Banco do Brasil S.A.
- Independent Director at CVC Corp.

Skills, Knowledge and Expertise:
- Relevant Executive Experience
- ESG

Time with Vale:
since 2021 (2 years)

Main experiences:
Ms. Rachel de Oliveira Maia graduated in Accounting from Centro Universitário FMU in 1996. She was trained in general management at University of Victoria, Canada (2001), and in Negotiation and Leadership at the Executive Education Program of Harvard Business School (2014), and she earned an MBA from Fundação Getulio Vargas ("FGV") (February 2018). She is an Independent Member of the Board of Directors at Vale S.A. (since May 2021), Member of the Sustainability Committee (since May 2021) and Member of the Audit and Risks Committee, having previously served as a Member of the Audit (May 2022 to December 2022). Her main professional experiences include: (i) Founder and CEO of RM Consulting, focusing on sustainability and leadership (since April 2018); (ii) Independent Member of the Board of Directors at Banco do Brasil (since May 2021); (iii) Independent Member of the Board of Directors at CVC Corp (since March 2021); (iv) Member of the *Grupo Mulheres do Brasil*, or Women of Brazil Group (since 2020); (v) Member of the Economic and Social Committee of the Development Council (since 2018); (vi) Independent Member of the Board of Directors at Soma Group (December 2020 to May 2022); (vii) Member of the Diversity and Inclusion Council at Carrefour (November 2020 to November 2021); (viii) management advisor to SumUp (December 2020 to December 2021); (ix) Chairman of UNICEF Advisory Board (October 2019 to September 2021); (x) Member of the General Council of the Danish Consulate (April 2014 to November 2020); (xi) Member of the Danish Chamber of Commerce (April 2014 to November 2020); (xii) CEO of Lacoste S.A. (Brazil), luxury apparel company (October 2018 to September 2020); (xiii) Member of the Committee of the President of the American Chamber of Commerce (AmCham) (April 2016 to October 2019); (xiv) member of the Institute for Retail Development (2016 to 2018); (xv) CEO of Pandora Brasil, in jewelry industry (April 2010 to April 2018); (xvi) member of the Board of the Americas of the Executive Leadership Group (ELG) (January 2013 to March 2018). She also stands out for having held the position of CFO at Tiffany & Co. Brazil (between July 2002 and October 2009). In January 2018, she founded the non-profit organization INSTITUTO CAPACITA-ME, responsible for providing training to people over 18 years old experiencing socioeconomic vulnerability, thereby promoting the education and employability of these students and workers in the most varied of communities in São Paulo.



Shunji Komai

Candidate for Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

Skills, Knowledge and Expertise:

- Experience in the Business Environment in Asia
- Sales & Trading
- Mining
- Global Supply Chain Logistics

Nomination of shareholder:
Mitsui & Co. Ltd.

Main experiences:

Mr. Shunji graduated in Arts and Foreign Languages from Dokkyo University, in Japan (March 1994). He is Vice President of Mitsui & Co. Brasil S.A. (since February 2023) and a Senior Officer for Vale Business (since February 2023) at Mitsui & Co. Ltd. Japan's Minerals and Resources business unit in Japan. He was a Board Member (2021 to 2022) at Mitsui & Co. (Asia), a mineral resources development company, Board Member (2020 to 2021) at Vale Mozambique, and Alternate Board Member (2006 to 2012) at Valepar. His main professional experiences in the last 5 years include: (i) CEO and President (November 2021 to January 2023) of the mineral resources development company Mitsui & Co. (Asia), on assignment at an investment company in Manila, the Philippines, of the New Metals and Aluminum division of Mitsui & Co., Ltd.; (ii) Deputy General Manager of the New Metals and Aluminum division (July 2021 to October 2021) of Mitsui & Co.; (iii) Officer and General Manager of Governance and Compliance (September 2020 to June 2021) at Vale Mozambique; (iv) General Manager of the Brazil sales department of the Iron Ore Division (April 2012 to August 2020) of Mitsui & Co.; (v) General Manager of Rare Metals and Battery Material department, New Metals and Aluminum division (2015 to 2017), at Mitsui & Co.



Vera Marie Inkster (Marie)

Candidate for Member of the Board of Directors at Vale S.A.

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Relationship with Shareholders
- Risk and Safety Management
- Value-oriented Finance & Portfolio and Accountability for Performance
- Mining

Board of Directors at other listed companies:
Independent Director, Chairman of the Audit Committee and Member of the Compensation Committee at Lucara Diamond Corp.

Main experiences:

Ms. Marie graduated in Business Administration from St. Francis Xavier University (May 1993), and later as a Chartered Professional Accountant from the Institute of Chartered Accountants of Ontario (June 1998). She is an Independent Director, Chairman of the Audit Committee and Member of the Compensation Committee (since June 2014) at Lucara Diamond Corp., the leading independent producer of exceptional quality diamonds from the corporation's Karowe mine in Botswana. Her main professional experiences in the last 5 years include: (i) Chairman of the Board (November 2020 to January 2022) at International Zinc Association, where she was also an Officer (October 2018 to January 2022); (ii) President, CEO and Board Member (2018 to 2021) at Lundin Mining Corp., a Canadian diversified base metals mining company with operations in Argentina, Chile, Brazil, the United States, Portugal and Sweden, producing mainly copper, nickel and zinc, where she also held the positions of CFO (2009 to 2018) and Vice President of Finance (2008 to 2009); (iii) Chief Financial Officer (2009 to 2018) at Lucara Diamond Corp., where she also held the position of Vice President of Finance (2008 to 2009); and (iv) Board Member (2014 to 2016) of the Mining Association of Canada. During her time at Lundin Mining Corp., she was twice named Top Gun CFO by the business consultancy Brendan Wood International, as part of a survey with institutional investors measuring shareholder confidence.